As filed with the Securities and Exchange Commission on May 14, 2001
                                                         File No. 000-32651
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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              Amendment No. 1

                                     To

                                  Form 10
                GENERAL FORM FOR REGISTRATION OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



                       The Nasdaq Stock Market, Inc.

                        (Exact Name of Registrant as
                         Specified in Its Charter)


                 Delaware                          52-1165937
      (State or Other Jurisdiction of           (I.R.S. Employer
      Incorporation or Organization)           Identification No.)

             One Liberty Plaza
            New York, New York                        10006
           (Address of Principal                   (Zip Code)
            Executive Offices)


                       Registrant's telephone number,
                            including area code:
                                212-858-4750


                                 Copies to:


       Edward S. Knight, Esq.                 Matthew J. Mallow, Esq.
  The Nasdaq Stock Market, Inc.                Eric J. Friedman, Esq.
        One Liberty Plaza             Skadden, Arps, Slate, Meagher & Flom LLP
     New York, New York 10006                     Four Times Square
                                              New York, New York 10036


     Securities to be registered pursuant to Section 12(b) of the Act:


                               Not Applicable

    Title of each class                         Name of each exchange on which
    to be so registered                          each class to be registered


     Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, par value $.01 per share
                              (Title of class)

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                             TABLE OF CONTENTS


Item 1.  Business..............................................................

Item 2.  Financial Information.................................................

Item 3.  Properties............................................................

Item 4.  Security Ownership of Certain Beneficial Owners and Management........

Item 5.  Directors and Executive Officers......................................

Item 6.  Executive Compensation................................................

Item 7.  Certain Relationships and Related Transactions........................

Item 8.  Legal Proceedings.....................................................

Item 9.  Market Price of and Dividends on the Registrant's Common Equity
         and Related Stockholder Matters.......................................

Item 10. Recent Sales of Unregistered Securities...............................

Item 11. Description of Registrant's Securities to be Registered...............

Item 12. Indemnification of Directors and Officers.............................

Item 13. Financial Statements and Supplementary Data...........................

Item 14. Changes in and Disagreements With Accountants on Accounting
          and Financial Disclosure.............................................

Item 15. Financial Statements and Exhibits.....................................

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.....................................



         Certain statements in this registration statement (the "Registration Statement") contain or may contain information that is forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors including, without limitation, the risks described in "Item 1. Business--Risk Factors" of this Registration Statement. Readers should carefully review this Registration Statement in its entirety, including, but not limited to, The Nasdaq Stock Market, Inc.'s ("Nasdaq") financial statements and the notes thereto. Nasdaq undertakes no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

Item 1.  Business.

Nasdaq Overview

Nasdaq is the world's largest electronic, screen-based equity securities market and the largest equity securities market in the world based on dollar volume. Through its deployment of advanced technology, Nasdaq is positioning itself to become the world's first truly global securities market. Since its inception in 1971, Nasdaq has been at the forefront of innovation and a leader in utilizing technology to enhance the securities markets. Nasdaq's total share volume for the year ended December 31, 2000 increased approximately 63.5% compared to the year ended December 31, 1999 to 442.7 billion shares, which represented approximately 61.6% of the total shares traded in the United States. Dollar volume for the year ended December 31, 2000 increased 85.2% compared to the year ended December 31, 1999 to $20.4 trillion, approximately 62.9% of the dollar volume of all equity shares traded in the United States. For the year ended December 31, 2000, Nasdaq share volume averaged approximately 1.76 billion shares daily and the dollar volume on Nasdaq averaged $81 billion per day. In addition, the market value of Nasdaq-listed companies has increased over the last five years from $1.5 trillion at December 31, 1996 to $3.6 trillion at December 31, 2000, which represents approximately 22.3% of total U.S. equity market value compared to 17% five years ago.

There are approximately 4,700 companies listed on Nasdaq, making it the market of choice for more companies than any other U.S. equities market. As of December 31, 2000, Nasdaq was home to the highest percentage of publicly-traded technology and service companies in the U.S., including 77% of computer hardware and peripherals companies, 96% of computer networking companies, 87% of computer software and data processing companies, 87% of semiconductor companies, 72% of telecommunications and electronic companies, and 81% of biotechnology companies. In addition, as of December 31, 2000, there were over 480 foreign companies listed on Nasdaq, more than on any other U.S. equities market. Of all U.S. initial public offerings in the year ended December 31, 2000, 397 companies, or approximately 88% of initial public offerings on primary U.S. exchanges, were brought to market on Nasdaq and raised over $52.5 billion in equity capital.

Nasdaq's top 100 U.S. and international non-financial listed stocks, reflecting Nasdaq's largest growth companies across major industry groups, comprise the Nasdaq-100 Index(R). As of March 31, 2001, the companies in the Nasdaq-100 Index had an average market capitalization of approximately $16.1 billion and an average daily trading share volume of 11.8 million shares. From March 31, 1991 to March 31, 2001, the Nasdaq-100 Index rose by approximately 494%. In addition, the Nasdaq Composite Index(R) rose by approximately 282% over the same 10 year period, compared with an approximate 209% gain for the S&P 500 Index(R), an approximate 239% gain for the Dow Jones Industrial Average, and an approximate 190% gain for the NYSE Composite Index(R). The Nasdaq Composite Index measures all domestic and non-U.S. based common stocks listed on Nasdaq. This index is market-value weighted so that each company's security affects the index in proportion to its market value.

Nasdaq, initially an automated quotation system, has evolved into an electronic screen-based display and execution system to provide price discovery and high levels of liquidity for thousands of equity securities. Since its inception, Nasdaq has expanded its services through the innovative deployment of technology to provide better price discovery and trade executions, enhanced services for issuer listings, and broader information dissemination. Nasdaq has three main revenue sources:

         o transaction services, which accounted for approximately 45.5% of Nasdaq's revenues for the year ended December 31, 2000;

         o market information services, which accounted for approximately 29.8% of Nasdaq's revenues for the year ended December 31, 2000; and

         o issuer services, which accounted for approximately 21.3% of Nasdaq's revenues for the year ended December 31, 2000.

Nasdaq's total revenues increased from $332.2 million for the year ended December 31, 1996 to $868.0 million for the year ended December 31, 2000, representing a compounded annual growth rate of 27.2% that was primarily due to a strong increase in market information and transaction services revenues. Nasdaq's total revenues for the year ended December 31, 2000 of $868.0 million increased $233.8 million, or 36.9% from $634.2 million for the year ended December 31, 1999. The growth in revenues for the year ending December 31, 2000 was due primarily to the growth in trading volumes and market information services. See "Item 15. Financial Statements and Exhibits."


Industry Overview

Historically, stock markets have served as gathering points for buyers and sellers of securities. In the U.S., traditional stock markets operate in an order-driven "physical" environment-a single trading floor where orders are routed through a designated dealer called a specialist. Structured to respond to incoming orders, floor-based stock markets employ an auction system that channels trades for a particular stock through a specialist. This gives one specialist an exclusive franchise to make a market in a particular security. The basic function of a specialist is to maintain an orderly market while allowing public agency orders to interact with one another.

Development of advanced communication and computer technology, as well as certain regulatory developments, changed the needs and expectations of the securities industry. In response, a new stock market model was pioneered by Nasdaq in 1971: a quotation-driven, floor-less, screen-based, electronic dealer market model. This market linked widely dispersed buyers and sellers without the limitation of a single location or the restriction of channeling all trades through a single specialist. The Nasdaq model accommodates a system of multiple geographically dispersed market makers and alternative trading systems ("ATSs"). These ATSs that are linked together via a screen-based, electronic trading and execution system include both crossing systems and electronic communications networks ("ECNs")(1). Nasdaq information technology receives and then simultaneously broadcasts quotes representing investor orders or market maker interest to more than 500,000 computer terminals worldwide.
--------
(1) Crossing systems collect orders to buy and sell, and thereafter, at predetermined times match buyers and sellers in a batch processing mode. ECNs are formally defined in Rule 11 Ac1-1 of the Exchange Act. Their primary function is to act as a venue for the display of subscriber limit orders.

Market makers openly compete with one another for investors' orders and are responsible for providing continuous, two-sided quotes (the "bid" and "ask"). Excluding ECNs, which actively display orders in many stocks of Nasdaq-listed companies, there is an average of approximately 14 market makers for each stock traded on Nasdaq. Some of Nasdaq's more actively traded stocks far exceed this average and some stocks have over 80 market makers. Collectively, the market makers provide continuous depth (the numbers of buyers and sellers) and liquidity (the ease with which the market can absorb volume buying and selling without dramatic fluctuation in price) while maintaining an orderly market.

Nasdaq has evolved to incorporate features of both quotation-driven (dealer) and order-driven (auction) markets. The SEC Order Handling Rules of 1996 generally provide a means for investors to have their best-priced limit orders (orders to buy or sell stock at a specified price) displayed to all market participants. When an investor's limit order is priced better than the market maker quote to which the investor (or his broker) has given his limit order, the investor's order can determine the inside spread (the difference between a stock's best buy and sell price). Nasdaq's implementation of these rules further enhanced both the depth and liquidity of the market.

The securities industry is once again undergoing sweeping changes, spurred by factors such as: rapid advances in information technology (in particular the Internet); globalization of securities trading; the dramatic increase in trading volume in the stock markets; regulatory changes (in particular the Order Handling Rules and the SEC's Regulation ATS); and the emergence of ATSs. These changes present the securities industry with the challenge of developing a stock market model that can provide a natural center of liquidity and depth and, therefore, of price discovery. To be successful, a stock market may be required to provide globally dispersed buyers and sellers round-the-clock stock price quotation and immediate execution of trades in a low-cost environment.

Nasdaq's Strategic Initiatives

Nasdaq's strategic initiatives include enhancing its market structure, pursuing global market expansion through the creation of Nasdaq Japan, Inc. ("Nasdaq Japan") and Nasdaq Europe S.A./N.V. and exploring alliances with foreign exchanges, competing for listings, competing for trading volume in exchange-listed securities, and creating a market for listing and trading single stock futures.

Enhancing Market Structure.

Nasdaq National Market ("NNM") Execution System. The NNM Execution System (also known as "SuperSOES(sm)") is an improved order execution system designed to provide automatic execution capability for market makers and order entry firms and streamline Nasdaq's transaction systems. The NNM Execution System will combine features of the existing SelectNet(R) and Small Order Execution System ("SOES(sm)"). SelectNet is an order delivery and negotiation system that facilitates order execution. It currently links all market participants that trade Nasdaq stocks and is the primary system that market makers use to trade with one another. SOES currently provides for the automatic execution of small orders of public customers. The central purpose of the NNM Execution System is to encourage and assist market participants to provide liquidity by increasing their ability to manage the receipt and execution of the dramatically increased volume of orders prevalent in today's Nasdaq market.

Among other things, NNM Execution System rules:

         o permit automatic execution of both customer and market maker proprietary orders against the best priced quote in the market;

         o establish a larger maximum automatic execution order entry size of up to 999,999 shares for NNM securities;

         o reduce time delays between NNM executions against the same market maker at the same price level; and

         o enable system interaction with a market maker's reserve size in NNM securities.

The new system was recently approved by the SEC and is tentatively scheduled to begin operating in the third quarter of 2001.

Nasdaq Order Display Facility. On January 10, 2001, the SEC approved a rule proposal to establish the Nasdaq Order Display Facility ("SuperMontage(sm)") to improve the Nasdaq market structure and make it a strong natural center of liquidity. SuperMontage, a fundamental market enhancement, is an improved user interface designed to refine how market participants can access, process, display, and integrate orders and quotes in Nasdaq. SuperMontage has several strategic implications. First, it is intended to attract more orders to the Nasdaq market by providing a comprehensive display of the interest at or near the inside market (i.e, the highest bid and the lowest offer for a security, which is also called the "inside quote"). Second, SuperMontage is intended to increase competition and market transparency. Third, SuperMontage will provide pre-trade anonymity to market participants using a Nasdaq system. As such, prior to execution, no one will know the identity of the firm displaying the order unless such firm reveals its identity.

In the January 10 approval order, the SEC imposed certain conditions on both Nasdaq and the National Association of Securities Dealers, Inc. (the "NASD") that must be met prior to the implementation of SuperMontage. These conditions include that:

         o the NASD will offer a quote and trade reporting alternative that satisfies the Order Handling Rules, Regulation ATS, and other regulatory requirements for ATSs and market makers;

         o NASD quotes disseminated through the exclusive securities information processor ("ESIP") will identify the ATS or market maker source of the quote; and

         o        participation in SuperMontage will be entirely voluntary.

Assuming these conditions can be met and Nasdaq can successfully implement SuperMontage, Nasdaq will add SuperMontage to the Nasdaq Workstation II(R) ("NWII"), which will show the top three price levels: the best bid/best offer in Nasdaq, and the two subsequent price levels. In each case, this display will be accompanied by the aggregate order size at each price level. Nasdaq market makers and ECNs that are members of The Nasdaq Stock Market will be able to display their orders anonymously at these price levels in SuperMontage, thus encouraging display of greater trading interest. As currently envisioned, SuperMontage displays the aggregate trading interest in a security at the top of the screen by aggregating multiple levels of trading interest of identified market participants and any non-identified interest that exists in such security, which is entered into the Nasdaq system. Market participants will be able to access the best prices in SuperMontage electronically using enhanced versions of Nasdaq's NNM Execution System and SelectNet services. Thus, Nasdaq will provide order delivery and automatic execution against the prices displayed in SuperMontage. Nasdaq will continue to offer the ability for market participants to negotiate transactions with specific market makers and ECNs electronically at sizes above the quote size in Nasdaq.

By allowing (but not requiring) market participants to give the Nasdaq system multiple orders at a single as well as at multiple price levels, SuperMontage will assist market participants with the management of their back book, i.e., orders that are not at the top price point in the market maker's book/system. This functionality will also assist market participants with compliance with the Order Handling Rules. Other system enhancements will make it easier for ECNs to participate in automatic execution.

Pursuing Global Market Expansion. The forces of technology and deregulation are accelerating the pace of globalization in the trading and processing of securities. Nasdaq believes that the foundation to create a global exchange should be built on a strong regional presence in the dominant capital centers of the world. At this time, those centers are the United States, Europe, and parts of Asia, particularly Japan. By establishing centers for price discovery and trading in these key regions, the foundation will be developed for electronically linking these markets to establish a global platform.

Nasdaq Japan. In June 1999, a joint venture agreement was entered into with SOFTBANK Corp. of Japan to capitalize a new company, Nasdaq Japan Planning Company, Inc. (subsequently renamed Nasdaq Japan, Inc.), which is undertaking to develop and implement a new electronic stock market in Japan as a section of the Osaka Securities Exchange (the "OSE"). On April 19, 2000, Nasdaq Japan signed a Business Collaboration Agreement with the OSE to establish Nasdaq Japan Market as a new market section of the OSE. The Nasdaq Japan Market began operations on June 19, 2000. In its first phase of operations, prior to its deployment of Nasdaq/Indigo Markets technology, Nasdaq Japan will recruit initial public offerings of companies for listing and will trade these securities on the existing OSE system. As of March 31, 2001, 41 companies are trading on the interim trading platform. The Nasdaq Japan Market operates under the umbrella of the OSE, which provides regulatory and listing review as well as clearance and settlement services. In addition, Nasdaq Japan intends to be competitive in the trading of U.S. listed securities and exchange-traded funds ("ETFs") in Japan, with the trading of the Nasdaq-100 QQQ ETF planned to begin in 2001.

On October 24, 2000, Nasdaq Japan sold in a private placement transaction an approximately 15 percent stake for approximately $48 million to a group of 13 major Japanese, U.S., and European brokerages, thereby reducing the ownership interest of Nasdaq Global Holdings ("Nasdaq Global") in Nasdaq Japan to approximately 39 percent. Nasdaq Global is a wholly- owned subsidiary of Nasdaq. Ten of the new investors sit on an advisory council that recently elected one director to represent them on Nasdaq Japan's seven member board. The proceeds of this private placement will be used primarily for working capital and the development of a more sophisticated and efficient share-trading platform.

Nasdaq Europe S.A./N.V. In March 2001, Nasdaq acquired an initial 68% stake in EASDAQ S.A./N.V. ("EASDAQ") with an immediate aim to dilute its interest to 51% through the introduction of other strategic partners as siareholders. EASDAQ is a pan-European stock market for emerging growth companies and is headquartered in Brussels. Under the agreement, Nasdaq has restructured EASDAQ into Nasdaq Europe S.A./N.V., which expects to become a globally linked pan-European market. By the end of the second quarter of 2001, it is expected that Nasdaq Europe S.A./N.V. will launch the newly developed European Trading System ("ETS"). ETS is expected to offer similar functionality as The Nasdaq Stock Market while being adaptable to the needs and requirements of the European market. In addition, Nasdaq Europe S.A./N.V. intends to introduce a hybrid market model (similar to SuperMontage) customized to European best practices later this year. This market model will integrate market maker quotes into an anonymous, voluntary limit order book and provide expanded negotiation facilities and trade reporting.

Canadian Alliance. In April 2000, Nasdaq entered into a cooperative agreement with the Provincial Government of Quebec for the development of a new securities market within Canada called Nasdaq Canada. Nasdaq Canada will be developed in stages, and may culminate in the creation of an autonomous pan-Canadian market. The first stage commenced on November 21, 2000 with the installation of Nasdaq terminals in 10 Canadian securities firms in Montreal, Canada. These terminals allow these firms to trade Nasdaq- listed securities directly through their local broker, including the over 40 Canadian firms previously listed solely on Nasdaq in the United States. The second stage is scheduled to commence following the implementation of SuperMontage.

Competing for Listings. Nasdaq will continue to pursue new listings aggressively. As of December 31, 2000, there were 4,734 issuers listed on Nasdaq. From January 1 through December 31, 2000, 397 new issuers listed on Nasdaq following their initial public offerings, which raised over $52.5 billion. Since 1990, over 88% of companies having initial public offerings on primary U.S. markets have chosen to list on Nasdaq. Nevertheless, Nasdaq's overall number of listings has declined in each of the last five fiscal years from a record high of 5,556 listings as of December 31, 1996 as a result of Nasdaq imposing more rigorous listing standards and consolidation of listings due to increased merger and acquisition activity. Nasdaq's strategies for maintaining its current listings and gaining new listings include marketing and building brand identity, contacting key decision makers, and providing value-added issuer services.

Marketing. Marketing efforts center on creating a valuable brand-an important factor in attracting and retaining large world class growth companies. Nasdaq's branding strategy is designed to convey to the public that the world's innovative, successful growth companies are listed on Nasdaq. New and existing companies value being listed on a market that is recognized around the world, and that helps position them as highly attractive to investors of all types. Nasdaq employs a variety of initiatives and tools in its marketing efforts, including media advertising, Internet publishing (Nasdaq.com), and international road shows.

Contacting Key Decision Makers. Nasdaq's issuer services directors are continually engaged with each key Nasdaq-listed company. A schedule of calls and visits along with contact with various industry and market forums are used to enhance customer satisfaction, keep companies informed of new developments at Nasdaq, and discuss the benefits of a listing on Nasdaq. Nasdaq also has created a program to educate investment bankers, capital market dealers, institutional investors, and other constituencies that influence listing decisions.

Issuer Services. Nasdaq provides value-added information services, products, and programs to Nasdaq-listed companies. This combination of online real time data and analytical information, along with a series of seminars and other programs, is designed to help management of listed companies make better equity management decisions. Nasdaq offers a variety of value-added products and services to Nasdaq-listed companies, and each company is assigned a Nasdaq issuer service director.

Competing for Trading Volume in Exchange-Listed Securities. Nasdaq InterMarket consists of exchange-listed stocks traded off the floor of an exchange. For the year ended December 31, 2000, Nasdaq InterMarket accounted for approximately 10.6% of trades in stocks listed on the New York Stock Exchange, Inc. (the "NYSE") and approximately 16.2% of trades in stocks listed on the American Stock Exchange LLC ("Amex"). The vast majority of Nasdaq InterMarket trades are reported to the Consolidated Tape Association ("CTA") Plan by two major wholesale market makers. One ECN currently quotes in Nasdaq InterMarket; other ECNs report trades through Nasdaq systems to CTA and some are planning to begin quoting in Nasdaq InterMarket. Additionally, there is significant trading activity accounted for by NASD members that trade exchange-listed stocks away from a registered exchange. The Nasdaq-like open architecture of Nasdaq InterMarket allows market participants to provide fast, low-cost executions for the sector of the market accounted for by online traders.

The current business environment provides the opportunity for a vigorous Nasdaq InterMarket effort to increase market share by encouraging additional market makers and ECNs to participate. Nasdaq InterMarket operates a transaction credit program designed to lower costs for InterMarket participants executing trades through Nasdaq facilities. The program allows InterMarket participants to share in the tape revenue Nasdaq receives as the participant in the CTA Plan. In addition, in May 2000, Nasdaq redesigned certain systems to improve the InterMarket trading environment. As more quotes and orders are displayed within Nasdaq InterMarket, trading among its participants could expand, increasing the value of the Nasdaq facilities that support Nasdaq InterMarket.

Creating a Single Stock Futures Market. On March 20, 2001, Nasdaq entered into a non-binding letter of intent and is currently negotiating a definitive agreement with the London International Financial Futures and Options Exchange ("LIFFE") to create a new U.S. joint venture company that will list and trade single stock futures. The products of the new joint venture are expected to be traded through the LIFFE CONNECT(TM) electronic system.

Products and Services

Nasdaq's revenue sources can be classified into three principal categories:
(1) transaction services, which accounted for approximately 45.5% of Nasdaq's revenues for the year ended December 31, 2000; (2) market information services, which accounted for approximately 29.8% of Nasdaq's revenues for the year ended December 31, 2000; and (3) issuer services, which accounted for approximately 21.3% of Nasdaq's revenues for the year ended December 31, 2000.

Transaction Services. Transaction services provide dealers and traders with price discovery, order routing and processing, and trade reporting and comparison tools supported by key technologies.

Dissemination of Quotes. Nasdaq provides quotation collection, processing, and dissemination to its market participants. Subscribers to the system pay a monthly fee based generally on the number of display terminals used by the subscriber. Using the network, market makers and ECN operators enter quotes that are then processed and broadcast to all other subscribers. The highest bid and lowest offer combine to set the inside market.

Order Routing and Processing. Historically, orders for Nasdaq-listed stocks were communicated via the telephone. However, advances in technology made routing with electronic systems prevalent. Since the late 1980s, Nasdaq has provided order routing services that during the last few years have experienced increased usage. Approximately 27% of Nasdaq's share volume comes from orders routed using a Nasdaq system. The remaining 73% comes from third-party networks and proprietary systems.

Nasdaq has four systems that provide for order routing and/or execution:
SelectNet, SOES, Advanced Computerized Execution System ("ACES"), and the Computer Assisted Execution Systemsm ("CAESsm"). SelectNet and SOES, as well as Nasdaq's plan to leverage them into the NNM Execution System, are described above. See "--Nasdaq's Strategic Initiatives-Enhancing Market Structure-Nasdaq National Market ("NNM") Execution System." SelectNet and SOES accounted for approximately 16.8% of revenues for the year ended December 31, 2000.

The third Nasdaq trading system, ACES, is an order routing service that is used by market makers to execute order flow from order entry firms with which the market maker has a relationship. The order entry firms can route orders directly to specified market makers through their NWIIs or their own proprietary systems. These orders are executed within the market makers' internal trading systems and execution reports are routed back to the order entry firms. ACES is often used by market makers to connect with firms whose order traffic is too sparse to justify the fixed costs of establishing a proprietary network linkage. ACES fees accounted for approximately 2.0% of Nasdaq's revenues for the year ended December 31, 2000.

The fourth system, CAES, is the Nasdaq InterMarket transaction service system. CAES is linked to the Intermarket Trading System ("ITS"), which links Nasdaq InterMarket with U.S. stock exchanges that are participants in the ITS Plan. CAES allows NASD member firms to direct orders in exchange-listed securities to other Nasdaq InterMarket market makers for automated execution (i.e., automatic response as well as automatic execution). Technology enhancements made during 2000 allow Nasdaq InterMarket participants to accept the delivery of CAES and ITS orders if the recipient provides an automated response. The ITS interface allows CAES/ITS market makers to direct and receive orders from the securities eychanges that trade ITS eligible securities. With the exception of the Cincinnati Stock Exchange, other securities exchanges currently do not provide for automatic execution of orders sent to them via CAES/ITS. The current fee for CAES orders is $0.50 for the originating party (i.e., the sender). The current fee for ITS orders is $1.00 for the originating party (i.e., the sender). CAES and ITS fees accounted for less than 1% of Nasdaq's revenues for the year ended December 31, 2000.

Trade Reporting and Comparison--Automated Confirmation Transaction Service(sm) ("ACTsm"). U.S. securities laws require that all registered stock exchanges and securities associations establish a transaction reporting plan by which information (specifically price and volume) concerning trades executed in qualified securities in those markets is centrally collected and disseminated to vendors, which in turn sell it to the public. This procedure furthers the goal of transparency, a stated objective of U.S. securities policy designed to protect investors. Transactions in Nasdaq-listed securities, exchange listed securities traded over-the-counter ("OTC"), and other equity securities traded OTC are reported to ACT. A protocol establishes which of the two parties to the trade are assigned reporting responsibility. During market open hours, members are to report trades within 90 seconds. Alternative procedures are in place for reporting trades executed after hours. ACT has a schedule of fees that reflect the services it provides. Tape-only trade reports are assessed a nominal fee, while trades that require comparison matching generally are assessed a higher fee depending upon the size of the trade. ACT fees accounted for approximately 11.5% of Nasdaq's revenues for the year ended December 31, 2000.

Market Information Services. As a market operator, Nasdaq collects and disseminates quote and trade information. Using its network system, Nasdaq accepts orders and quotes from market makers and ECNs and disseminates these orders and quotes to a wide range of market participants. Of particular interest among these quotes are the inside quotes. Broker/dealers also use the Nasdaq system (specifically ACT) to report transactions promptly. As a result, participants in Nasdaq have real-time access to quote and trade data. Interested parties that are not direct market participants in Nasdaq also can receive real-time information through a number of data products.

Nasdaq has two primary data products designed to serve the varying levels of detail desired by different brokers and dealers and their customers. The first product is called Level 1. This product provides subscribers with the current inside quote and most recent transaction price. Professional subscribers to this product currently pay $20 per terminal per month for the service, which is typically delivered to the subscriber through a third-party data vendor. A vendor or a broker/dealer can provide non-professional customers with Level 1 information at a reduced fee calculated on a per query basis of $.005 with a cap of $1 per month per user. The growth in online investing has increased the usage of these fee structures by online brokerage firms and other Internet services. The second data product, the Nasdaq Quotation Dissemination Service ("NQDS"), currently priced at $50 per terminal per month for professional subscribers and $10 per terminal per month for non-professional customers, provides subscribers with the quotes of each individual market maker and ECN, in addition to the inside quotes and last transaction price. NQDS is not priced on a per query basis.

Issuer Services. At December 31, 2000, Nasdaq listed 4,734 domestic and international companies, the largest number of listings of any equity market in the world. Since the end of 1994, 3,294 initial public offerings, approximately 85.5% of all initial public offerings in U.S. primary markets, listed on Nasdaq. Nasdaq charges issuers an initial listing fee, a listing of additional shares fee, and an annual fee. The initial listing fee includes a one-time listing application fee of $5,000 and a total shares outstanding ("TSO") fee. The total maximum fee for the initial listing application is $95,000. The fee for listing of additional shares is based on the TSO, which Nasdaq reviews quarterly. The fee is $2,000, or $.01 per additional share, whichever is higher, up to a maximum of $17,500 per quarter and an annual maximum of $35,000. Annual fees are based on TSO and range from $10,710 to $50,000 for NNM securities.

Other Markets

The Nasdaq Stock Market is the flagship market of Nasdaq and has two tiers of listed companies: The Nasdaq National Marketsm, which includes over 3,700 companies, and The Nasdaq SmallCap Marketsm, with over 850 smaller, emerging growth companies. Nasdaq also operates the Nasdaq InterMarket, which is described under "--Nasdaq's Strategic Initiatives-Competing for Trading Volume in Exchange-Listed Securities," as well as the OTC Bulletin Board.

OTC Bulletin Board. The OTC Bulletin Board(R) is an electronic, screen-based market for securities that currently are not listed on Nasdaq or any primary exchange. At present, the OTC Bulletin Board is a quotation service, as companies do not list on the OTC Bulletin Board. NASD members may post quotes only for companies that file periodic reports with the SEC and/or with a banking or insurance regulatory authority. In addition, such companies are required to be current with their periodic filings.

Last year, in conjunction with Nasdaq's application to become registered as a national securities exchange ("Exchange Registration"), the Nasdaq Board of Directors (the "Nasdaq Board") and the NASD Board of Governors (the "NASD Board" and, together with the Nasdaq Board, the "Boards"), approved several rule changes that are designed to enhance the OTC Bulletin Board and permit Nasdaq to continue to operate it after Exchange Registration. First, the Boards approved a program for Nasdaq to enter into a listing agreement with each OTC Bulletin Board issuer and impose new listing standards to ensure the quality of these issuers. Second, both Boards approved the creation of an automated order delivery system for the OTC Bulletin Board that would allow orders to be delivered and executed via NWII. Finally, to accompany the new listing standards and order delivery system, the Boards approved enhanced market rules that provide for limit osder protection, short interest reporting, and intraday trading halt authority.

Nasdaq has submitted to the SEC drafts of these proposed rules and has discussed an exemption request that would allow Nasdaq to continue to operate the OTC Bulletin Board after Exchange Registration. The SEC has not yet approved the rules or the exemption request. Therefore, it is not certain whether Nasdaq will continue to operate the OTC Bulletin Board following Exchange Registration.

Technology

Nasdaq was the world's first electronic screen-based stock market and its use of new computer networking, telecommunications, and information technologies distinguishes it from other U.S. securities markets. Nasdaq embraces automation through the effective use of technology as the key to the future of financial markets. Using technology, Nasdaq eliminates the need for a physical trading floor and enables securities firms across the country to compete freely with one another in a screen-based environment. Nasdaq also employs technology to maximize its ability to communicate with investors, issuers, traders, the media, and others. Nasdaq technologies include:

Nasdaq Workstation II. Introduced in 1995, NWII is a proprietary front-end interface for Nasdaq's quotation network. This network of workstations gives securities traders access to a centralized quotation service, automated trade executions, real-time reporting, trade negotiations, and clearing. Nasdaq's trading terminals are now on the desks of approximately 9,000 users. With NWII, traders are immediately connected to Nasdaq's electronic trading network. NWII employs advanced Windows technology to create a fast, flexible, and convenient trading environment running on a variety of platforms that can be integrated with most in-house systems.
Also available is an Application Programming Interface ("API") through which approximately 2,400 users currently customize NWII to meet their own presentation needs.

The Nasdaq Network. Nasdaq's primary telecommunications network, called the Enterprise Wide Network II ("EWNII"), was designed, built, and is managed by WorldCom Inc. This network is one of the world's largest, most reliable, and sophisticated networks delivering time-sensitive information from Nasdaq's technology centers to traders nationwide. The EWNII is presently capable of handling trading four billion shares per day. The advanced design of the EWNII allows Nasdaq to scale the network to greater levels of capacity as market conditions dictate. Since the introduction of the EWNII in August 1999 the capacity of the network has been doubled to meet growing market demand.

The Processing Complex. Nasdaq's quote, trade execution, and trade reporting systems are based on mainframe technology and are located in a processing complex in Trumbull, Connecticut. The systems routinely handle trade volume of over two billion shares daily and over 4,000 transactions per second. In addition, these systems have substantial reserve capacity to handle far greater levels of activity. An alternate processing complex located in Rockville, Maryland backs up the Trumbull technology center.

Data Repository. Market data from Nasdaq's quote and trade execution systems are transferred via high-speed communications links to a market data repository in Rockville, Maryland. At this facility, eight terabytes of online data are available for real-time analysis, historical analysis, market surveillance and regulation, and data mining. The information is provided to applications and users through relational database and higher-level access facilities. The data is also available for delivery to Internet applications.

Nasdaq Tools. On March 7, 2000, Nasdaq purchased Financial Systemware, Inc. ("FSI"), a manufacturer of software products. FSI became a wholly-owned subsidiary of Nasdaq that has been named Nasdaq Tools, Inc. ("Nasdaq Tools"). Nasdaq Tools has an order routing and quote management product that allows for, among other things, automatic execution of a liability order, automatic updating of a security's market, and the ability to decline subsequent orders at the same price. Nasdaq Tools is in the process of introducing a new service bureau product. "Tools Plus" is a position management system with real-time valuation, including profit and loss calculations, automatic execution and display of orders, risk management features, direct ECN access (for SEC Ordering Handling Rule compliance), and storage of information in a database and/or report format. It also provides an Order Audit Trail System ("OATS(sm)") compliance feature that handles transaction reporting via e-mail to regulatory agencies.

Strategic Technology Alliances. Historically, Nasdaq has demonstrated an ability to adapt current technology to provide an efficient, robust, and fault tolerant price discovery network. To continue its successful evolution, Nasdaq has formed partnerships and alliances with innovative technology leaders, including the following:

WorldCom. In November 1997, Nasdaq committed to a six-year, $600 million dollar contract for WorldCom Inc. to build and maintain the EWNII, a custom Extranet that would expand Nasdaq's daily trading capacity to four billion shares a day, with the capability of scaling up to eight billion shares a day. The EWNII is one of the world's largest and most sophisticated information systems, delivering time-sensitive information from Nasdaq's Trumbull, Connecticut technology center to traders nationwide and giving Nasdaq sophisticated routing and information collection capabilities.

Microsoft. Nasdaq uses Microsoft technology to drive Nasdaq.com and other Web sites. In addition, Microsoft products are in broad use throughout Nasdaq, including Microsoft Exchange for e-mail and sharing information; NT and Windows 2000 servers for application, file, and print support; and Windows workstations for applications and professional productivity. Future potential technology alliances with Microsoft include site and information linkages between Nasdaq.com and Microsoft's MoneyCentral Web site. The alliance may sponsor industry standard solutions for Internet-based financial information exchange and management.

TIBCO. Nasdaq has formed an alliance with TIBCO Software Inc. ("TIBCO") to develop a series of innovative applications utilizing TIBCO information bus technology, which simplifies and manages communications between diverse systems and platforms. These applications include the real-time dissemination of market data, population of data on the Nasdaq.com Web site, and planned use of the technology in next-generation workstation products. Future uses of TIBCO technology may include the development and deployment of next-generation market systems, and extension of publish-and-subscribe technology to additional data distribution channels inside and outside Nasdaq.

Primex. On December 9, 1999, Nasdaq signed a letter of intent with Primex Trading N.A., LLC to provide investors and market makers with a new electronic trading platform. The new system will allow users to seek price improvement opportunities for their customers' orders by electronically exposing them to participants who compete for the orders based on price within the context of the best quotes publicly displayed. The technology will be offered exclusively to Nasdaq and is scheduled to launch in 2001.

IndigoMarkets. IndigoMarkets(sm) Ltd., a joint venture company with SSI Ltd. of India, was established in May 2000. Nasdaq Global currently has a 55% interest in the venture. The company will create market systems for Nasdaq global markets, including Nasdaq Japan. IndigoMarkets is also expected to license its products to other customers worldwide. In October 2000, Indigo Markets created a wholly-owned Indian subsidiary, Indigo Markets India Private Ltd. The purpose of the new subsidiary is to license products to Indian customers as well as to provide ongoing maintenance and consulting services.

BIOS Group. On June 25, 1999, Nasdaq and the BIOS Group, a research and development organization based in Santa Fe, New Mexico, formed the Nasdaq/BIOS R&D Joint Venture, LLC (the "Nasdaq BIOS JV"). This joint venture is owned 50% by Nasdaq and 50% by the BIOS Group. The purpose of the joint venture is to spawn inventions and applied research to advance the business objectives of Nasdaq. Nasdaq will retain a right of first refusal on any intellectual property generated as a result of the joint venture. Nasdaq has the exclusive right to any technologies related to its business objectives.

Competition

Price Discovery and Trading Services. Nasdaq's core trading service is the provision of the Nasdaq network that provides for the entry and real-time broadcast of quotes to market makers and ECNs. Competing stock exchanges or network providers may develop ways to replicate Nasdaq's network more efficiently than Nasdaq and persuade a critical mass of market participants to switch to the new network/market. Another threat to Nasdaq's network revenue could emerge if competing stock exchanges were able to find ways to link into the network effectively while avoiding the subscription fees paid by member firms. The SEC could require Nasdaq to distribute the quotations of independent exchanges or the NASD through the Nasdaq network without permitting Nasdaq to charge the same quotation fees that Nasdaq may assess on Nasdaq quote providers. If this were to occur, Nasdaq would, in effect, incur added costs potentially without an opportunity to recover such costs from its full user base. In addition, Nasdaq's order routing systems face a number of forms of competition from ECNs and third-party service bureaus that handle order routing.

Issuer Listings. Nasdaq competes primarily with the NYSE for listings. Every year, a number of Nasdaq-listed companies leave Nasdaq for the NYSE. For the year ended December 31, 2000, 25 companies moved from Nasdaq to the NYSE while one switched from the NYSE to Nasdaq.

In addition, for smaller companies, the option of not listing on any market also exists. Markets for the securities of such companies are made by securities firms who voluntarily post quotes or indications of interest. Two leading vehicles for posting of quotes are the OTC Bulletin Board, currently owned and operated by Nasdaq, and the NQB Pink Sheets owned by the National Quotation Bureau, a privately-held firm. The National Quotation Bureau currently operates an electronic version of the Pink Sheets, allowing for the more frequent updating of quotes. This enhancement to the Pink Sheets may lead some companies to reconsider the value of a Nasdaq listing and increase the level of listing competition Nasdaq faces at the small-company end of the spectrum.

Data and Information Services. Nasdaq's data services revenue is under competitive threat from other stock exchanges that trade Nasdaq stocks, including the established regional exchanges. Current SEC regulations permit national securities exchanges to trade certain securities that are not listed on an exchange, including NNM securities, pursuant to Nasdaq's Unlisted Trading Privileges Plan ("UTP Plan") that is submitted to and approved by the SEC. Currently, only the Chicago Stock Exchange and the Cincinnati Stock Exchange have developed a quote and trade linkage with Nasdaq and trade Nasdaq securities. There are, however, three other members of the UTP Plan that are eligible to, but do not currently, trade Nasdaq securities in part because these members have not developed the appropriate linkage. Recently, another exchange has indicated an interest in joining the UTP Plan. In addition, two ECNs have made application to the SEC to become registered as national securities exchanges and, if successful, may become participants in the UTP Plan.

During the last few years, there has been an increase in the number of ECNs. In general, ECNs subscribe to the network service, report trades to ACT, and use Nasdaq's order routing systems. On one level, an ECN performs the same function as a market maker bringing buyers and sellers together. However, ECNs pose a potential threat to Nasdaq's business because under the new SEC guidelines, they could register as securities exchanges. In this case, they would be eligible for a share of the revenue generated by the sale of Nasdaq's data products, and their use of Nasdaq's systems could diminish.

Employees

As of December 31, 2000, Nasdaq had approximately 1,200 employees. None of its employees is subject to collective bargaining agreements or is represented by a union. Nasdaq considers its relations with its employees to be good.

Recent Restructuring Transactions

At a special meeting of NASD members held on April 14, 2000, more than a majority of NASD members approved a plan to restructure and broaden the ownership in Nasdaq (the "Restructuring") through a two-phase private placement of (1) newly-issued shares of Common Stock, and (2) warrants issued by the NASD (the "Warrants") to purchase shares of Common Stock owned by the NASD. The Restructuring was intended, among other things, to strategically realign the ownership of Nasdaq, minimize potential conflicts of interest between Nasdaq and NASD Regulation, Inc. ("NASDR"), and allow Nasdaq to respond to current and future competitive challenges caused by technological advances and the increasing globalization of financial markets.

In connection with the first phase of the Restructuring ("Phase I"), (1) the NASD separated Amex from The Nasdaq-Amex Market Group ("Market Group"), a holding company that was a wholly-owned subsidiary of the NASD; (2) Market Group was then merged with and into Nasdaq; (3) Nasdaq effected a 49,999-for-one stock dividend creating 100 million shares of Common Stock outstanding (all of which were initially owned by the NASD); and (4) Nasdaq authorized the issuance of an additional 30.9 million in new shares of Common Stock to be offered for sale by Nasdaq as part of the Restructuring.

In Phase I, on June 28, 2000, Nasdaq sold an aggregate of 23,663,746 shares of Common Stock for an aggregate consideration of $260,301,206. The NASD sold an aggregate of 6,415,049 Warrants to purchase an aggregate amount of 25,660,196 shares of Common Stock and an aggregate of 323,196 shares of Common Stock owned by the NASD for an aggregate consideration of $74,120,695.

In the second phase of the Restructuring ("Phase II"), on January 18, 2001, Nasdaq sold an aggregate of 5,028,797 shares of Common Stock for an aggregate consideration of $65,374,361. The NASD sold an aggregate of 4,392,345 Warrants to purchase an aggregate amount of 17,569,380 shares of Common Stock and an aggregate of 4,222,295 shares of Common Stock owned by the NASD for an aggregate consideration of $116,382,665. Investors in Phase I and Phase II consisted of NASD members, Nasdaq market participants, issuers with securities quoted on Nasdaq, and other strategic partners.

On May 3, 2001, Nasdaq issued and sold $240,000,000 in aggregate principal amount of its 4% Convertible Subordinated Debentures due 2006 (the "Subordinated Debentures") to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships (collectively, "Hellman & Friedman"). The Subordinated Debentures are convertible at any time into an aggregate of 12,000,000 shares of Common Stock, subject to adjustment. Hellman & Friedman owns approximately 9.8 percent of Nasdaq on an as-converted basis. In connection with the transaction, Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the five percent voting limitation in Nasdaq's Restated Certificate of Incorporation (the "Certificate of Incorporation"). In addition, Nasdaq has also agreed that in the event that the Nasdaq Board approves an exemption from the foregoing five percent limitation for any person (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq will grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption. In connection with the transaction, Nasdaq granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Nasdaq agreed to permit Hellman & Friedman to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased. Nasdaq has elected F. Warren Hellman to fill a vacant directorship on the Nasdaq Board pursuant to the foregoing provision.

On May 3, 2001, Nasdaq used the net proceeds from the sale of the Subordinated Debentures to purchase 18,461,538 shares of Common Stock from the NASD for $13 per share for an aggregate purchase price of $239,999,994. These repurchased shares have been cancelled and are no longer outstanding. In connection with the transaction, Nasdaq and the NASD have agreed to enter into an Investor Rights Agreement pursuant to which Nasdaq will grant the NASD certain demand and piggyback registration rights with respect to the shares of Common Stock owned by it.

On April 25, 2001, the Nasdaq Board approved in principle to take steps to prepare for an initial public offering (the "IPO") of its Common Stock. The timing of the IPO will depend on a variety of factors including Exchange Registration, the progress of several important technology initiatives (e.g., SuperMontage), and market conditions.

Risk Factors

This Registration Statement contains forward-looking statements that involve risks and uncertainties. Nasdaq's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by Nasdaq described below and elsewhere in this Registration Statement.

The risks and uncertainties described below are not the only ones facing Nasdaq. Additional risks and uncertainties not presently known to Nasdaq or that Nasdaq currently believes to be immaterial may also adversely affect Nasdaq's business. If any of the following risks actually occur, Nasdaq's business, financial condition, or operating results could be materially adversely affected.

Nasdaq's operating results could fluctuate significantly in the future.

Nasdaq's operating results may fluctuate significantly in the future as a result of a variety of factors, including: (i) a decrease in the trading volume in Nasdaq; (ii) increased competition from alternative market venues that might reduce market share and create pricing pressure; (iii) competition from the NYSE or new competing exchanges for new listings; (iv) a reduction in market data revenue; (v) the rate at which Nasdaq obtains new listings and maintains its current listings; (vi) regulatory changes and compliance costs; (vii) Nasdaq's ability to utilize its capital effectively; (viii) Nasdaq's ability to manage personnel, overhead, and other expenses, in particular technology expenses; and (ix) general market and economic conditions.

Nasdaq's business could be harmed by market fluctuations and other risks associated with the securities industry generally.

A substantial portion of Nasdaq's revenues is tied to the trading volume of its listed securities. Trading volume is directly affected by economic and political conditions, broad trends in business and finance, and changes in volume and price levels of securities transactions. An adverse change affecting the economy or the securities markets could result in a decline in trading volume. Nasdaq is also particularly affected by declines in trading volume in technology and Internet-related stocks because a significant portion of its customers trade in these types of stocks and a large number of technology and Internet-related companies are listed on Nasdaq. A downturn in the initial public offering market is also likely to have an adverse effect on Nasdaq's revenues, including, in particular, revenues from listing fees. A decline in trading volume would lower transaction services revenues, and Nasdaq's profitability may be adversely affected if it is unable to reduce costs at the same rate. For example, in the first quarter of 2001, 31 initial public offerings were brought to market on Nasdaq compared to 165 in the first quarter of 2000. There were also 95 de-listed companies in the first quarter of 2001 compared to 36 during the same time period last year. Consequently, Nasdaq's issuer services revenues declined in the first quarter of 2001. Further downward trends in general market conditions could adversely affect Nasdaq's revenues and reduce its profitability if Nasdaq cannot reduce its costs at the same rate to offset such trends.

Substantial competition could reduce Nasdaq's market share and harm Nasdaq's financial performance.

Nasdaq has spent a considerable amount of time and money in developing its trading network. While Nasdaq believes that its network is currently the most widely used, fault tolerant, and efficient network available for trading equities, it is possible that a competing securities exchange, network provider, or technology company could develop ways to replicate Nasdaq's network more efficiently than Nasdaq and persuade a critical mass of market participants to switch to a new network. The NYSE has announced that it might buy or build its own electronic network for trading Nasdaq stocks and has announced that it is in discussions with seven other exchanges in Europe, Asia, and the Americas to form a set of global alliances that would be intended to allow investors to trade throughout the day. This could have an adverse effect on Nasdaq's business, financial condition, and results of operation.

SelectNet is Nasdaq's automated market service that enables securities firms to route orders, negotiate terms, and execute trades in Nasdaq securities. If there is an increase in the number of market makers or ECNs that determine they do enough order routing traffic to justify setting up a proprietary network for their traffic, Nasdaq may be forced to reduce its fees further or risk losing its share of the order routing business. In addition, certain system providers link many Nasdaq market makers. These systems may be able to increase the number of orders executed through their systems versus the Nasdaq systems. A reduction in the order routing business could have an adverse effect on Nasdaq's business, financial condition, and operating results.

The traditional products and services offered by markets are being unbundled. Historically, Nasdaq has provided listings, execution services, information services, and regulatory services to the investing public. Currently, there are many competitors operating in the execution services market. Nasdaq has not historically implemented pricing strategies that isolate its various businesses. Due to competition in the execution services business, as well as Nasdaq's past practice of bundling products and services, it is uncertain whether Nasdaq will be able to compete successfully in this business. Furthermore, Nasdaq faces multiple pricing constraints, including in particular, regulatory constraints, that may prevent it from competing effectively in certain markets.

Substantial competition could reduce Nasdaq's issuer services revenues.

Nasdaq faces competition for listings from other primary exchanges, especially from the NYSE. In addition to competition for initial listings, Nasdaq also competes with the NYSE to maintain listings. In the past, a number of issuers listed on Nasdaq have left Nasdaq for the NYSE each year. The largest 50 Nasdaq-listed issuers (based on U.S. market value) accounted for approximately 51% of total dollar volume traded on Nasdaq for the year ended December 31, 2000. The loss of one or more of these issuers would result in a significant decrease in revenues from Nasdaq's transaction services. Historically, Rule 500 of the NYSE, which required supermajority stockholder approval before a listed company could delist from the NYSE, made it extremely difficult for issuers on the NYSE to leave voluntarily. As of December 31, 2000 only two issuers have transferred from the NYSE to Nasdaq. A recent amendment to Rule 500 allows a company to delist from the NYSE if it obtains the approval of its board of directors and its audit committee, publishes a press release announcing its proposed delisting and sends a written notice to its largest 35 stockholders of record (U.S. stockholders of record if a non-U.S. issuer) alerting them to the proposed delisting. Nasdaq believes that Rule 500 in its modified form may continue to constitute an impediment to Nasdaq's ability to compete for NYSE listings.

Nasdaq has invested a considerable amount of capital and time competing for issuer listings with other primary exchanges. In addition to the listing fee, a listing generates revenue from execution services and sales of market data. ATSs do not currently provide listing venues, although such systems can register as an exchange and compete with traditional exchanges for the execution and market data business. At least two ECNs have applied to become registered as a national securities exchange. If these new exchanges are successful in attracting trading volume and do not continue to use Nasdaq transaction systems, traditional listings will become less profitable to Nasdaq as they will not provide corresponding revenue from trade executions and the sale of market data. In addition, if ATSs become exchanges, they may enter the competition for issuer listings. There can be no assurances that Nasdaq will be able to maintain or increase its listing revenues. The reduction in initial listings or the loss of a top issuer could have an adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq's data service revenues are threatened by other exchanges trading Nasdaq stocks.

Current SEC regulations permit national securities exchanges to trade certain securities that are listed on Nasdaq pursuant to the UTP Plan. Nasdaq's UTP Plan entitles these exchanges to a share of Nasdaq's data revenue, roughly proportional to its share of trading as measured by share volume and number of trades. Currently, only two UTP Plan participants trade Nasdaq securities and their respective share of trades is minimal. The Boston Stock Exchange, Philadelphia Stock Exchange, and the Pacific Exchange have indicated their intent to commence trading in Nasdaq securities pursuant to the UTP Plan. In addition, at least two ECNs have applied for exchange registration and expressed interest in becoming UTP Plan participants. If the UTP Plan participants' share of trades in Nasdaq stocks increases substantially, Nasdaq's financial condition and operating results could be adversely affected. In addition, since the allowable costs that are shared by UTP Plan participants and the fees Nasdaq can charge for data products are not exclusively set by Nasdaq, Nasdaq's control over its revenue and cost base under the UTP Plan is limited. Current amendments to the UTP Plan under negotiation include (i) an increase in the number of the eligible securities over a one year period from 1,000 to all 4,734 NNM and SmallCap securities, and (ii) the elimination of the floor and ceiling limits on the amount of market data revenue Nasdaq must share with the UTP Plan participants. These and other amendments could have a materially adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq could lose its status as an exclusive securities information processor because of recent regulatory developments.

Nasdaq serves as a securities information processor ("SIP") for purposes of collecting and disseminating quotation and last sale information for transactions effected in its market. Nasdaq also acts as an ESIP pursuant to the UTP Plan. Under the UTP Plan, Nasdaq collects quotation and last sale information from competing exchanges (currently the Chicago Stock Exchange and the Cincinnati Stock Exchange) and consolidates such information with its own. Nasdaq sells this information to vendors for a fee ("Tape Fees"), and the data vendors in turn sell the last sale and quotation data publicly. Under the revenue sharing provision of the UTP Pman, Nasdaq is permitted to deduct certain costs associated with acting as an ESIP from the total amount of Tape Fees collected. After these costs are deducted from the Tape Fees, Nasdaq distributes to the respective UTP Plan participants their pro-rata share of Tape Fees.

While Nasdaq is currently the ESIP for NNM securities, Nasdaq is working with the other UTP Plan participants to enter into a Request-for-Proposal ("RFP") process to select a new processor. This process is the result of the SEC's conditions for extending the UTP Plan beyond its March 2001 termination date. The SEC has required that there be good faith negotiations among the UTP Plan participants on a revised UTP Plan that provides for either (i) a fully viable alternative ESIP for all Nasdaq securities, or (ii) a fully viable alternative non-exclusive SIP. To avoid conflicts of interest, the SEC cautioned that in the event the revised UTP Plan provides for an exclusive consolidating SIP, a UTP Plan participant--particularly Nasdaq--should not operate such SIP unless (i) the SIP is chosen on the basis of bona fide competitive bidding and the participant submits the successful bid, and (ii) any decision to award a contract to a UTP Plan participant, and any ensuing renewal of such contract, is made without that UTP Plan participant's direct or indirect voting participation. The UTP Plan participants are currently in the nascent stages of creating the RFP, and it will likely take months to solicit competing bids and come to a joint decision on a new SIP. The SEC also imposed other conditions relating to the NASD's access to the alternative SIP.

Nasdaq also has been participating in the meetings of the SEC Advisory Committee on Market Data. The dialogue has touched on potentially fundamental changes to SEC rules and policies that govern SIPs and national market system plans. Nasdaq's written position on this issue presents two alternative approaches that ensure the continuation of broad dissemination of consolidated national best-bid-and-offer and consolidated last sale information, but that focus on the ability for exchanges to compete in an open environment. The first alternative is to eliminate mandatory participation in the national market system plans, including the UTP Plan, and allow exchanges to choose among several competing SIPs to distribute their data. The second alternative, as an interim approach, is to maintain a single national market system plan with a single ESIP, but one that is more limited in scope and function. The SEC Advisory Committee on Market Data is expected to present its recommendations at the end of September 2001.

Nasdaq may lose trade reporting revenues if more market participants bypass the comparison feature of its trade reporting system.

If market participants establish clearing relationships with the same clearing firm, they would not have to utilize ACT for comparison/clearing purposes. Thus, firms can form joint clearance and settlement arrangements to reduce ACT comparison fees. In addition, Nasdaq has adopted a rule establishing a cap on monthly ACT risk management fees that a clearing firm must pay on behalf of a correspondent firm. Nasdaq has also proposed an interpretation to the SEC detailing which firms are effectively "self-clearing" with respect to affiliated correspondents and thus relieved of their obligation to pay ACT risk management fees for trades cleared on behalf of those correspondents. Both of these rules will reduce ACT risk management fees collected by Nasdaq. If more market participants bypass
ACT, Nasdaq's business, financial condition, and operating results could be materially adversely affected. See "Item 1. Business-Products and Services."


Certain Congressional and SEC reviews could result in a reduction in data fees that could reduce Nasdaq's revenues.

The SEC is reviewing concerns by industry members that the present level of data fees do not properly reflect the costs associated with their collection, processing, and distribution. As noted above, the SEC has established the SEC Advisory Committee on Market Data and its recommendation is due on September 30, 2001. Nasdaq has argued that there are regulatory, market capacity, and other related costs of operating the market. A fee realignment that does not recognize the full market costs of creating and delivering market data could reduce overall data revenues in the future and adversely affect Nasdaq's business, financial condition, and operating results.

Legislation was introduced and hearings were held in the last session of Congress pertaining to whether stock exchanges and markets have a property right to quote and trade data. Hearings were held again on this subject in March and April 2001. Since securities firms are required to supply the market operator with quote and trade information, some have argued that the operator has no right to be able to sell the data back to the securities firms. This issue continues to be debated and the outcome could have a significant impact on the viability of Nasdaq's data revenue and, as a consequence, on its business, financial condition, and operating results.

Nasdaq is subject to extensive regulation that may harm its ability to compete with less regulated entities.

Under current federal securities laws, changes in Nasdaq's rules and operations, including its pricing structure, must be approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals submitted by Nasdaq. In addition, the SEC may delay the initiation of the public comment process or the approval process. This delay in approving changes, or the altering of any proposed change, could have an adverse effect on Nasdaq's business, financial condition, and operating results.

System limitations and failures could harm Nasdaq's business.

Nasdaq's business depends on the integrity and performance of the computer and communications systems supporting it. If Nasdaq's systems cannot be expanded to cope with increased demand or fail to perform, Nasdaq could experience: (i) unanticipated disruptions in service, (ii) slower response times, and (iii) delays in the introduction of new products and services. These consequences could result in lower trading volumes, financial losses, decreased customer service and satisfaction, litigation or customer claims, and regulatory sanctions. Nasdaq has experienced occasional systems failures and delays in the past and it could experience future systems failures and delays.

Nasdaq uses internally developed systems to operate its business, including transaction processing systems to accommodate increased capacity. However, if Nasdaq's trading volume increases unexpectedly, Nasdaq will need to expand and upgrade its technology, transaction processing systems and network infrastructure. Nasdaq does not know whether it will be able to project accurately the rate, timing, or cost of any increases, or expand and upgrade its systems and infrastructure to accommodate any increases in a timely manner.

Nasdaq's systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses, intentional acts of vandalism, and similar events. Nasdaq cusrently maintains multiple computer facilities to provide full service during system disruptions, and has facilities in place that are expected to maintain service during a system disruption. Any system failure that causes an interruption in service or decreases the responsiveness of Nasdaq's service could impair its reputation, damage its brand name, and negatively impact its revenues. Nasdaq also relies on a number of third parties for systems support. Any interruption in these third-party services or a deterioration in the performance of these services could also be disruptive to Nasdaq's business and have a material adverse effect on its business, financial condition, and operating results.

Nasdaq may not be able to keep up with rapid technological and other competitive changes affecting the structure of the securities markets.

The markets in which Nasdaq competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products, and changing customer demands. These market characteristics are heightened by the emerging nature of the Internet and the trend for companies from many industries to offer Internet-based products and services. In addition, the widespread adoption of new Internet, networking, or telecommunications technologies or other technological changes could require Nasdaq to incur substantial expenditures to modify or adapt its services or infrastructure. Nasdaq's future success will depend on its ability to respond to changing technologies on a timely and cost-effective basis. Nasdaq's operating results may be adversely affected if it cannot successfully develop, introduce, or market new services and products. In addition, any failure by Nasdaq to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in other product development efforts, could have a material adverse effect on Nasdaq's business, financial condition, and operating results.

The rapid evolution of the worldwide securities markets requires Nasdaq to be proactive in addressing developments affecting the securities markets and to explore the numerous opportunities and alternatives that present themselves. Consequently, senior officers of Nasdaq have conducted exploratory discussions with a number of major U.S. and foreign securities exchanges, regarding cooperation, joint ventures, marketing affiliations, combinations, or other collaborative activities. Nasdaq anticipates that such discussions will continue but cannot predict the results of any such discussions. See "Item 1. Business-Nasdaq's Strategic Initiatives" and "-Pursuing Global Market Expansion."

Nasdaq may have difficulty managing its growth.

Over the last several years, Nasdaq has experienced significant growth in its business and the number of its employees. Nasdaq may not be able to continue to manage its growth successfully. In an attempt to stimulate future growth, Nasdaq has undertaken several initiatives to increase its business, including enhancing existing products, developing new products, and forming strategic relationships. The increased costs associated with Nasdaq's initiatives may not be offset by corresponding increases in its revenues. The growth of Nasdaq's business has required, and will continue to require, Nasdaq to increase its investment in technology, management personnel, market regulatory services, and facilities. No assurance can be made that Nasdaq has made adequate allowances for the costs and risks associated with this expansion, that its systems, procedures, or controls will be adequate to support its operations, or that its management will be able to offer and expand its services successfully. If Nasdaq is unable to manage its growth effectively, its business, financial condition, and operating results could be adversely affected.

Nasdaq may need additional funds to support its business plan.

Nasdaq depends on the availability of adequate capital to maintain and develop its business. Nasdaq believes that its current capital requirements will be met from internally generated funds and from the funds raised in connection with the Restructuring. However, based upon a variety of factors, including the rate of market acceptance of Nasdaq's new products, the cost of service and technology upgrades, and regulatory costs, Nasdaq's capital requirements may vary from those currently planned. There can be no assurance that additional capital will be available on a timely basis, or on favorable terms or at all.

Nasdaq may not be successful in executing its international strategy.

In order to take advantage of anticipated opportunities that will arise outside the United States, Nasdaq intends to invest significant resources in developing strategic partnerships with non-U.S. stock markets. In June 1999, a joint venture agreement was entered into with SOFTBANK Corp. of Japan to form a new electronic equity market in Japan. In February 2000, Nasdaq signed a joint venture agreement to form Nasdaq Europe Planning Company Limited, to create a new pan-European electronic stock exchange modeled after Nasdaq. A memorandum of understanding signed by Nasdaq, the London Stock Exchange, and the Deutsche Borse AG contemplated the merger of these two European exchanges to form a pan-European growth stock market. This proposed collaborative venture did not occur and the memorandum of understanding was cancelled. In March 2001, Nasdaq acquired a majority interest in EASDAQ, subsequently restructured as Nasdaq Europe S.A./N.V., as part of its plans to expand in Europe.

Nasdaq has had only very limited experience in developing localized versions of its services and in marketing and operating its services internationally. To date, Nasdaq's international efforts have not yet achieved profitability. There can be no assurance that Nasdaq will be able to succeed in marketing its branded services and developing localized services in international markets. Nasdaq may experience difficulty in managing its international operations because of, among other things, competitive conditions overseas, difficulties in supervising foreign operations, managing currency risk, established domestic markets, language and cultural differences, political and economic instability, and changes in regulatory requirements or the failure to obtain requested regulatory changes and approvals. Any of the above could have an adverse effect on the success of Nasdaq's international operations and, consequently, on Nasdaq's business, financial condition, and operating results. See "Item 1. Business-Nasdaq's Strategic Initiatives" and "-Pursuing Global Market Expansion."

Strategic relationships undertaken by Nasdaq are unproven for growth.

Nasdaq has recently entered into several important strategic relationships and its prospects depend to some extent upon the development of these relationships. A number of Nasdaq's current strategic relationships are new and, consequently, unproven. For a description of these relationships, see "Item 1. Business-Nasdaq's Strategic Initiatives." Nasdaq intends to continue to seek strategic relationships actively, and believes such relationships will generate a significant portion of its growth in the medium term. Nasdaq's business, financial condition, and operating results could be adversely affected if it does not establish additional, and maintain existing, strategic relationships on commercially reasonable terms or if any of its strategic relationships do not result in a significant increase in revenues.

Extended hours trading may have a negative impact on Nasdaq's business.

Today, market participants, including some ECNs, are trading beyond traditional market hours (9:30 a.m. to 4:00 p.m., Eastern time). Extending trading hours may put additional stress on the financial services industry. Nasdaq has extended the availability of its trade reporting and quotation systems from 8:00 a.m. until 6:30 p.m. Eastern time. Specifically, the systems involved include ACT, ACES, CAES/ITS, SelectNet, the NQDS, Nasdaq Trade Dissemination Service, and Nasdaq Level 1 Service (which disseminates real-time, inside quote updates, as well as the 4:00 p.m. closing prices). Certain Nasdaq participants have been unable to modify their technology to accommodate the expansion of trading hours and attendant regulatory requirements. To date, volume in extended hours trading remains relatively low. However, to the extent that a large extended hours session develops and participants in Nasdaq are not prepared to handle the additional capacity, Nasdaq may lose trading volume to more technologically advanced competitors. In addition, insufficient interest in extended hours trading could result in decreased liquidity, increased volatility, or degeneration of price discovery, all of which could potentially undermine the public confidence in Nasdaq and adversely affect Nasdaq's business, financial condition, and operating results. In addition, the revenues generated by trading in the extended hours market may not be sufficient to cover costs associated with such trading.

Failure to protect its intellectual property rights could harm Nasdaq's brand-building efforts and ability to compete effectively.

To protect its rights to its intellectual property, Nasdaq relies on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps Nasdaq has taken may be inadequate to deter misappropriation of its proprietary information. Nasdaq may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Nasdaq has registered, or applied to register, its trademarks in the U.S. and in 40 foreign jurisdictions and has pending U.S. and foreign applications for other trademarks. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which Nasdaq offers or intends to offer its services. Failure to protect its intellectual property adequately could harm its brand and affect its ability to compete effectively. Further, defending its intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect Nasdaq's business, financial condition, and operating results.

Lack of operating history as a for-profit entity with private ownership interests.

While Nasdaq has an established operating history, it has only operated as a for-profit company with private ownership interests since June 28, 2000. Therefore, Nasdaq is subject to the risks and uncertainties associated with any newly independent company. Nasdaq has had access to many support functions of the NASD, including: cash management and other financial services, real estate, legal, surveillance, and other regulatory services, information services, and corporate and administrative services. Nasdaq has entered into, and intends to enter into, various intercompany arrangements with the NASD and its affiliates for the provision of these services on an on-going or transitional basis. See "-Nasdaq faces potential conflicts of interest with related parties" and "-The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties" and "Item 7. Certain Relationships and Related Transactions." In addition, Nasdaq's initiatives designed to increase operating efficiencies may not yield the expected benefits or efficiencies and may be subject to delays, unexpected costs, and cost overruns, all of which could have an adverse effect on Nasdaq's business, financial condition, and operating results.

Failure to attract and retain key personnel may adversely affect Nasdaq's ability to conduct its business.

Nasdaq's future success depends on the continued service and performance of its senior management and certain other key personnel. For example, Nasdaq is dependent on specialized systems personnel to operate, maintain, and upgrade its systems. The inability of Nasdaq to retain key personnel or retain other qualified personnel could adversely affect Nasdaq's business, financial condition, and operating results. See "Item 5. Directors and Executive Officers."

Nasdaq is subject to risks relating to litigation and potential securities laws liability.

Many aspects of Nasdaq's business potentially involve substantial risks of liability. While Nasdaq enjoys immunity for certain self-regulatory organization activities, it could be exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and other federal and state agencies. These risks include, among others, potential liability from disputes over the terms of a trade, the claim that a system failure or delay cost a customer money, that Nasdaq entered into an unauthorized transaction or that it provided materially false or misleading statements in connection with a securities transaction. As Nasdaq intends to defend any such litigation actively, significant legal expenses could be incurred. An adverse resolution of any future lawsuit or claim against Nasdaq could have an adverse effect on its business, financial condition, and operating results.

Nasdaq's networks may be vulnerable to security risks.

As with other computer networks, it is possible that Nasdaq's networks may be vulnerable to unauthorized access, computer viruses, and other security problems. Persons who circumvent security measures could wrongfully use Nasdaq's information or cause interruptions or malfunctions in Nasdaq's operations. Nasdaq is required to continue to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any such breaches. Although Nasdaq intends to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower trading volumes and have an adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq faces potential conflicts of interest with related parties.

As of May 4, 2001, the NASD beneficially owns, on a fully diluted basis, approximately 31% of Nasdaq's outstanding Common Stock (approximately 70% if no Warrants are exercised). See "Item 10. Recent Sales of Unregistered Securities." Until Exchange Registration, the shares of Common Stock underlying any unexpired and unexercised tranches of Warrants sold in the Restructuring by the NASD, as well as the shares of Common Stock purchased through the valid exercise of such Warrants, will be voted at the direction of the NASD. In addition, after giving effect to the increase in the size of the Nasdaq Board effective immediately after the 2001 Annual Meeting, 10 of the 18 members of the Nasdaq Board will also be members of the NASD Board. Until Exchange Registration, the NASD will be in a position to continue to control substantially all matters affecting Nasdaq, including any determination with respect to the direction and policies of Nasdaq, acquisition or disposition of assets, future issuances of securities of Nasdaq, Nasdaq's incurrence of debt, and any dividend payable on the Common Stock.

Conflicts of interest may arise between Nasdaq and the NASD, or its affiliates, in a number of areas relating to their past and ongoing relationships, including the nature, quality, and pricing of services rendered; shared marketing functions; tax and employee benefit matters; indemnity agreements; sales or distributions by the NASD of all or any portion of its ownership interest in Nasdaq; or the NASD's ability to influence certain affairs of Nasdaq prior to Exchange Registration. There can be no assurance that the NASD and Nasdaq will be able to resolve any potential conflict or that, if resolved, Nasdaq would not receive more favorable resolution if it were dealing with an unaffiliated party.

Conflicts may also arise between Nasdaq and Amex by virtue of commitments made by the NASD in connection with its acquisition of Amex.

The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties.

For purposes of governing their ongoing relationship, Nasdaq and the NASD, or their affiliates, have entered into, or intend to enter into, various agreements involving the provision of services such as market surveillance and other regulatory functions, cash management and other financial services, legal, facilities sharing, information services, corporate, and other administrative services. However, as of the date hereof, Nasdaq has only fully negotiated a contract with the NASDR pursuant to which NASDR will regulate Nasdaq trading activity. The NASDR will continue regulating trading activity on Nasdaq under the new long-term contract that establishes the various functions NASDR will perform and the price that Nasdaq will pay for these functions. The functions covered under this contract are substantially the same type and scope as those NASDR had previously performed under the Plan of Allocation and Delegation of Functions by the NASD to Subsidiaries (the "Delegation Plan").

The terms of the other intercompany agreements have not yet been fully negotiated. Although it is the intention of the parties to negotiate agreements that provide for arm's length, fair market value pricing, there can be no assurance that these contemplated agreements, or the transactions provided in them, will be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties. The cost to Nasdaq for such services could increase at a faster rate than its revenues and could adversely affect Nasdaq's business, financial condition, and operating results. See "Item 7. Certain Relationships and Related Transactions."

The SEC may challenge or not approve Nasdaq's plan to become a national securities exchange or it may require changes in the manner Nasdaq conducts its business before granting this approval.

The SEC may not approve Nasdaq's proposal to be registered as a national securities exchange or may require changes in the manner Nasdaq conducts its business before granting this approval. Failure to be so registered could adversely effect Nasdaq's competitive position and could have a material adverse effect on Nasdaq's business conditions and business prospects.

In connection with Exchange Registration, certain changes must be made to the national market system plans. Certain participants may object to, or request modifications to amendments proposed by Nasdaq. Failure to resolve these issues in a timely manner could delay Exchange Registration.

There can be no assurance that Exchange Registration will occur or that the registration process will occur in a timely manner. Because of the nature of the regulatory process and the variety of market structure issues that would have to be resolved across all markets, the registration process could be lengthy. The failure to be approved as an exchange by the SEC may have negative implications on the ability of Nasdaq to fund its planned initiatives.

The SEC has not yet agreed and may not agree to Nasdaq's proposal to continue to operate the OTC Bulletin Board after Exchange Registration.

Nasdaq may face competition from the establishment of a "residual market" by the NASD.

In the SEC's January 2001 order approving SuperMontage, it noted that in order to address concerns that Nasdaq's position as an ESIP would compel participation in SuperMontage, the NASD has committed to provide NASD members with the ability to opt-out of SuperMontage by providing an alternative quotation and transaction reporting facility for NASD members. The SEC explained that the NASD alternative should be operational contemporaneously with SuperMontage and should provide a market-neutral electronic linkage to Nasdaq, as well as other marketplaces. The SEC stated that this quotation and trade reporting facility must satisfy the Order Handling Rules, Regulation ATS, and other regulatory requirements for ATSs, ECNs, and market makers. In a March 2001 order approving a temporary extension of the UTP Plan, the SEC stated that the revised UTP Plan must provide for either (1) a fully viable alternative ESIP for all Nasdaq securities, or (2) a fully viable alternative nonexclusive SIP in the event that the UTP Plan does not provide for an ESIP. See "-Nasdaq could lose its status as an exclusive securities information processor because of recent regulatory developments." In this order, the SEC also stated that under the revised UTP Plan, the NASD must provide direct or indirect access to the alternative SIP, whether exclusive or non-exclusive, by any of its members that qualifies, and to disseminate transaction information and individually identified quotation information for these members through the SIP. In addition, the SEC has also indicated that the approval of Exchange Registration is linked to the NASD's obligation to provide an alternative facility to allow NASD members to trade exchange listed securities. As a result, it is likely that the NASD will be required to build a residual market for Nasdaq, NYSE, and Amex listed securities. If this market becomes a viable alternative to Nasdaq, then Nasdaq faces the risk of reduced market share in transactions and market data revenues, which would adversely affect Nasdaq's business, financial condition, and operating results.

Nasdaq will not pay cash dividends for the foreseeable future.

Nasdaq anticipates that earnings, if any, will be retained for the development of its business and that no cash dividends will be declared on the Common Stock for the foreseeable future.

Provisions of Delaware law and Nasdaq's governing documents may delay or prevent its takeover.

Nasdaq is organized under the laws of the State of Delaware and was incorporated in 1979. Certain provisions of Delaware law may have the effect of delaying or preventing a transaction that would cause a change in Nasdaq's control. In addition, certain provisions of the Certificate of Incorporation and Nasdaq's By-Laws (the "By-Laws") may delay, defer, or prevent this type of transaction, even if Nasdaq's stockholders consider the transaction to be in their best interests. For example, the Certificate of Incorporation places limitations on the voting rights of persons, other than the NASD or any other person as may be approved by the Nasdaq Board prior to the time such person owns more than 5% of the then outstanding shares of Common Stock, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding shares of Common Stock. As a result, third parties are limited from exercising voting control over Nasdaq. Moreover, it is possible that the SEC might object to any action of the Nasdaq Board that would permit certain persons from being exempted from the foregoing restriction on voting power. In addition, in response to the SEC's concern about a concentration of ownership of Nasdaq, Nasdaq's Exchange Registration application includes a rule that prohibits any Nasdaq member or any person associated with a Nasdaq member from beneficially owning more than five percent of the outstanding shares of Common Stock. Other provisions make the removal of incumbent directors and the election of new directors more time consuming and difficult, which may discourage third parties from attempting to obtain control of Nasdaq, even if the change in control would be in the best interests of its stockholders. See "Item 11. Description of Registrant's Securities to be Registered."

Item 2.  Financial Information.

The following table presents summary consolidated financial and operating data for Nasdaq. The data presented in this table are derived from "Selected Consolidated Financial Data of Nasdaq" and the consolidated financial statements and notes thereto which are included elsewhere in this Registration Statement. You should read those sections for a further explanation of the financial data summarized here. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Nasdaq" section, which describes a number of factors which have affected Nasdaq's financial results.



                                   Selected Consolidated Financial Data


                                                                            Year ended December 31,
                                                   1996             1997             1998             1999             2000
                                              -------------------------------- ---------------- - ------------- - ---------------
                                                                   (in thousands, except per share data and
                                                                         number of listed companies)

Statement of Income Data:
Revenues:
     Transaction services                            $118,500         $174,741         $160,506        $283,652          $395,123
     Market information services                       99,446          126,436          152,665         186,543           258,251
     Issuer services                                  111,832          113,019          137,344         163,425           184,595
     Other                                              2,452            2,530              308             628            30,040
                                              ---------------  ---------------  ---------------   -------------   ---------------
        Total revenues                                332,230          416,726          450,823         634,248           868,009

Expenses:
     Compensation and benefits                         54,090           64,324           78,565          98,129           133,496
     Marketing and advertising                         34,356           53,817           42,483          62,790            45,908
     Depreciation and amortization                     24,405           31,336           34,984          43,696            65,645
     Professional and contract services                17,233           22,259           35,127          35,282            61,483
     Computer operations and data
        communications                                 45,757           61,438           72,111         100,493           138,228
     Travel, meetings, and training                     6,547            7,310            7,750          10,230            12,113
     Occupancy                                          4,380            4,883            5,354           6,591            14,766
     Publications, supplies, and postage                4,512            5,223            5,208           4,670             7,181
     Other                                              9,121           14,560           16,704          24,809            26,505
                                              ---------------  ---------------  ---------------   -------------   ---------------
        Total direct expenses                         200,401          265,150          298,286         386,690           505,325

     Support cost from related parties, net            70,293           85,880          100,841         115,189           128,522
                                              ---------------  ---------------  ---------------   -------------   ---------------
        Total expenses                                270,694          351,030          399,127         501,879           633,847

Net operating income                                   61,536           65,696           51,696         132,369           234,162
Interest                                                6,341            7,522            9,269          12,201            20,111
Provision for income taxes                           (27,522)         (33,187)         (26,010)        (58,421)         (105,018)
Minority interest in earnings                               -                -                -               -               872
                                              ---------------  ---------------  ---------------   -------------   ---------------
Net income                                             40,355           40,031           34,955          86,149           150,127
Weighted average common shares
     outstanding(1)                               100,000,000      100,000,000      100,000,000     100,000,000       112,090,493
Basic and diluted net income per share                  $0.40            $0.40            $0.35           $0.86             $1.34



Other Data:
EBITDA(2)                                     $        92,418 $       97,032 $       86,680 $      176,065 $       322,049
Capital expenditures                                   54,361         79,887         33,605         94,193         119,040
Net cash provided by operating activities              62,469         76,755         56,723        134,625         232,696
Net cash used in investing activities                (50,726)      (123,064)       (58,150)      (130,657)       (269,385)
Net cash provided by financing  activities                 21         29,766            156          3,876         270,748
Number of listed companies                              5,556          5,487          5,068          4,829           4,734
Shares traded                                     138,100,000    163,900,000    202,000,000    272,600,000     442,700,000


                                                    As of December 31,
                                                     1999        2000
                                                     (in thousands)
Balance Sheet Data:
Cash and cash equivalents                           $10,598    $262,257
Working capital                                     154,372     472,341
Total assets                                        578,254   1,075,317
Total stockholders' equity                          352,012     764,901

------------------------------------
(1) Gives effect to the June 28, 2000, 49,999-for-one stock dividend of the shares of Common Stock for years ended 1996-2000.

(2) EBITDA consists of earnings before net interest, income taxes, depreciation, and amortization. EBITDA is presented to clarify Nasdaq's operating results and it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles.



Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of Nasdaq should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Registration Statement. This discussion contains forward-looking statements that involve risks and uncertainties. Nasdaq's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Item 1. Business--Risk Factors" and elsewhere in this Registration Statement.

Overview

As of December 31, 2000, the NASD owned approximately 60% of Nasdaq assuming all Warrants purchased in Phase I are fully exercised (approximately 81% assuming no Warrants are exercised). Phase II of the Restructuring closed in January 2001. Subsequent to the closing of Phase II and the repurchase by Nasdaq of 18,461,538 shares of Common Stock from the NASD on May 3, 2001, the NASD owns approximately 31% of Nasdaq assuming all Warrants purchased in Phase I and Phase II are fully exercised (approximately 70% assuming no Warrants are exercised). Transactions between Nasdaq and the NASD are on a cost basis and are allocated on a monthly basis through transfer pricing mechanisms.

Revenues

Nasdaq's revenues increased from $450.8 million for the year ended December 31, 1998 to $868.0 million for the year ended December 31, 2000, representing a compound annual growth rate of 38.8%. Nasdaq's total revenues for the year ended December 31, 2000 were $868.0 million, representing a 36.9% increase from $634.2 million for the year-ended December 31, 1999.

Nasdaq has three main revenue sources: transaction services, market information services, and issuer services. For the year ended December 31, 2000, transaction services revenues of $395.1 million increased $111.4 million or 39.3% from $283.7 million for the year ended December 31, 1999. Transaction services consist of SelectNet, the NWII, SOES, ACT, and other direct execution and comparison services. SelectNet, the high-volume automated execution service, provided revenues of $113.5 million, an increase of $30.4 million or 36.6% for the year ended December 31, 2000 from $83.1 million for the year ended December 31, 1999, primarily due to an increase in average trade volume.

SOES, a system providing for the automatic execution of small market orders, provided revenues of $32.2 million for the year ended December 31, 2000, an increase of $12.5 million or 63.2% from $19.7 million for the year ended December 31, 1999, primarily due to an increase in volume of SOES executions. The NNM Execution System will result in the migration of significant volume from SelectNet to SOES upon its implementation, which is currently scheduled for the third quarter of 2001. The integrated pricing approach envisioned for the NNM Execution System is consistent with the volume-based discount pricing introduced in 1999. It is expected that under this plan lost revenue from migrated SelectNet volume will be replaced by additional NNM Execution System revenue.

ACT, the automated service that speeds the post-execution steps of reporting price and volume comparison and clearing of pre-negotiated trades completed in Nasdaq and OTC Bulletin Board securities, provided revenues of $100.0 million for the year ended December 31, 2000, an increase of $31.9 million or 46.8% from $68.1 million for the year ended December 31, 1999, primarily due to increases in volume.

NWII is the trader's direct connection to Nasdaq. This primary trading device, along with APIs, provided over $121.6 million in revenues for the year ended December 31, 2000, an increase of $34.0 million or 38.8% from $87.6 million in revenues for the year ended December 31, 1999.

For the year ended December 31, 2000, market information revenues of $258.3 million increased $71.8 million or 38.5% from $186.5 million for the year ended December 31, 1999. The majority of revenues in market information are generated by Nasdaq's Level 1 and last sale service fees that are based on the number of terminals or access lines that a user may subscribe to receive market information or are alternatively assessed on a per-quote fee basis for non-professional users. These services allow real-time access to:
(1) inside quotes (highest bid and lowest ask) for all securities listed on the NNM and The Nasdaq SmallCap Market; (2) inside quotes for OTC Bulletin Board securities; (3) trade price and volume information for Nasdaq, OTC Bulletin Board, and other over-the-counter equities; (4) intraday calculations for the major Nasdaq indexes; and (5) daily net asset values and associated information for over 8,000 money market and mutual funds. Level 1 revenues increased by approximately $24.6 million or 18.2% to $159.6 million for the year ended December 31, 2000 from $135.0 million for the year ended December 31, 1999.

Another major revenue contributor in market information is NQDS. This continuous stream of quoted trade information allows information vendors to create a display similar to the NWII. In addition to providing subscribers with the inside quotes, NQDS provides subscribers with quotes of each individual market maker and ECNs. NQDS revenues increased by approximately $42.3 million or 130.6% to $74.8 million for the year ended December 31, 2000 from $32.5 million for the year ended December 31, 1999.

The final major component of market information revenues relates to Nasdaq InterMarket tape revenues. Nasdaq InterMarket tape revenues increased by approximately $4.7 million or 27.4% to $21.9 million for the year ended December 31, 2000, from $17.2 million for the year ended December 31, 1999.

The overall growth in market information revenues is primarily due to an increase in non-professional demand as measured by the increase in the number of average non-professional market data terminals in service of 507,000 or 268.0% to 696,000 for the year ended December 31, 2000 from 189,000 for the year ended December 31, 1999. Additionally, the growth was driven by an increase in the average number of non-professional quote inquiries of 15.4 million per day or 112.9% to 29.0 million per day for the year ended December 31, 2000 from 13.6 million per day for the year ended December 31, 1999.

Issuer services revenues of $184.6 million increased $21.2 million or 13.0% for the year ended December 31, 2000 from $163.4 million for the year ended December 31, 1999. Issuer revenues are generated through fees for initial listings, secondary offerings, and annual renewal fees for companies listed on Nasdaq.

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

Total revenues were $868.0 million for the year ended December 31, 2000, representing a 36.9% increase from $634.2 million for the year ended December 31, 1999. This increase was largely driven by growth in trading volumes. Overall average daily share volume on Nasdaq increased by 62.4%, from 1.08 billion shares per day for the year ended December 31, 1999 to
1.77 billion shares per day for the year ended December 31, 2000. Market information services revenues of $258.3 million increased $71.8 million or 38.5% for the year ended December 31, 2000 from $186.5 million for the year ended December 31, 1999, primarily due to an increase in non-professional demand partially offset by fee adjustments for non-professional market information users. Transaction services revenues of $395.1 million increased $111.4 million or 39.3% for the year ended December 31, 2000 from $283.7 million for the year ended December 31, 1999, primarily due to an increase in average daily share volume demand partially offset by fee adjustments. Issuer services revenues of $184.6 million increased $21.2 million or 13.0% for the year ended December 31, 2000 from $163.4 million for the year ended December 31, 1999, primarily due to a 17.1% increase in the average size of initial public offerings and secondary offerings.

Direct Expenses

Direct expenses increased $118.6 million or 30.7% to $505.3 million for the year ended December 31, 2000 from $386.7 million for the year ended December 31, 1999.

Compensation costs increased $35.4 million or 36.1% to $133.5 million for the year ended December 31, 2000 from $98.1 million for the year ended December 31, 1999 primarily due to an increase in headcount of approximately 171 employees or 16.4% to 1,214 employees as of December 31, 2000, from 1,043 employees as of December 31, 1999. The majority of new employees are technology staff needed for system enhancements and development initiatives and are performing services for Nasdaq that would have been otherwise provided by independent contractors.

Marketing and advertising costs decreased $16.9 million or 26.9% to $45.9 million for the year ended December 31, 2000 from $62.8 million for the year ended December 31, 1999, primarily due to a decrease in scale of the media advertising campaign run in the fall of 2000 as compared to the fall campaign run in 1999.

Computer operations and data communications costs increased $37.7 million or 37.5% to $138.2 million for the year ended December 31, 2000 from $100.5 million for the year ended December 31, 1999, due to significant investments in software licenses and hardware maintenance costs for the operating environment to accommodate the growth in share volume.

Professional and contract services costs, net of amounts capitalized under Statement of Position 98-1 as described in the notes to consolidated financial statements, increased $26.2 million or 74.2% to $61.5 million for the year ended December 31, 2000 from $35.3 million for the year ended December 31, 1999. The main projects included in current year professional and contract services expense are Nasdaq Global and related international initiatives, design costs related to Nasdaq.com and Nasdaq online, vendor services for the new Nasdaq MarketSite(SM)("MarketSite") and broadcast facility located in Times Square, New York, and helpdesk and desktop support costs provided by Electronic Data Systems Corporation ("EDS").

Depreciation expense increased $21.9 million or 50.1% to $65.6 million for the year ended December 31, 2000 from $43.7 million for the year ended December 31, 1999, primarily due to purchases of computer hardware necessary to handle the growth in trading volumes.

The remaining direct expenses increased $14.3 million or 30.9% to $60.6 million for the year ended December 31, 2000 from $46.3 million for the year ended December 31, 1999. This was primarily due to an increase in occupancy costs as a result of the MarketSite and broadcast facility in Times Square, New York.

Support Costs

Support costs from related parties increased by $13.3 million or 11.5% to $128.5 million for the year ended December 31, 2000 from $115.2 million for the year ended December 31, 1999. Specifically, Nasdaq incurred increased surveillance and other regulatory charges from NASDR. Surveillance and other regulatory charges are comprised primarily of the costs relating to technological investments for market surveillance as well as direct costs for enforcement and other regulation services. Surveillance and other regulatory charges from NASDR increased by $14.8 million or 22.7% to $79.9 million for the year ended December 31, 2000 from $65.1 million for the year ended December 31, 1999. Additionally, contributing to the increase is a decline in the amount of Nasdaq costs charged to Amex of $9.1 million or 65.0% to $4.9 million for the year ended December 31, 2000 from $14.0 million for the year ended December 31, 1999. These increases are partially offset by a decrease in support costs from the NASD of $10.5 million or 16.4% to $53.6 million for the year ended December 31, 2000 from $64.1 million for the year ended December 31, 1999, primarily since support of Nasdaq's computer desktop operations was outsourced to EDS effective June 1, 1999. Prior to June 1, 1999, these services were provided to Nasdaq by the NASD. Amounts charged to related parties are netted against charges from related parties in the "Support cost from related parties, net" line item on the Consolidated Statements of Income.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues

Total revenues increased $183.4 million or 40.7% to $634.2 million for the year ended December 31, 1999 from $450.8 million for the year ended December 31, 1998. Results for the year ended December 31, 1999 reflect the strong U.S. equity market performance experienced as evidenced by an increase in average daily share volume on Nasdaq of approximately 35% as compared to the previous year. Transaction services revenues of $283.7 million increased $123.2 million or 76.8% for the year ended December 31, 1999 from $160.5 million for the year ended December 31, 1998, primarily due to an increase in average daily share volume of 108.5% to over 1.3 million average trades per day during the year ended December 31, 1999 as compared to over 0.6 million average trades per day during the year ended December 31, 1998. Market information services revenues of $186.5 million increased $33.4 million or 22.2% for the year ended December 31, 1999 from $152.7 million for the year ended December 31, 1998, primarily due to a 35.7% growth in the number of subscribers of market quote and trade data services. Issuer services revenues of $163.4 million increased $26.1 million or 19.0% for the year ended December 31, 1999 from $137.3 million for the year ended December 31, 1998, primarily due to an increase in the number and size of initial public offerings, spin-offs, and movement of issuers into Nasdaq from other markets.

Direct Expenses

Direct expenses increased $88.4 million or 29.6% to $386.7 million for the year ended December 31, 1999 from $298.3 million for the year ended December 31, 1998.

Compensation costs increased $19.5 million or 24.8% to $98.1 million for the year ended December 31, 1999 from $78.6 million for the year ended December 31, 1998, primarily due to an increase in headcount of approximately 228 employees to 1,042 employees as of December 31, 1999, from 814 employees as of December 31, 1998 that represents a 28.0% increase in headcount. The majority of new employees are technology staff needed for system enhancements and development initiatives and are performing services for Nasdaq that would have been otherwise provided by independent contractors.

Marketing and advertising costs increased $20.3 million or 47.8% to $62.8 million for year ended December 31, 1999 from $42.5 million for the year ended December 31, 1998, primarily due to an extensive media advertising campaign run during the fall of 1999 to promote brand-awareness.

Computer operations and data communications costs increased $28.4 million or 39.4% to $100.5 million for the year ended December 31, 1999 from $72.1 million for the year ended December 31, 1998, primarily due to the initial installation of circuits for EWNII in 1998. EWNII is the new Nasdaq network to connect Nasdaq's computerized market facilities to market participants.

Professional and contract services costs net of amounts capitalized under Statement of Position 98-1 as described in the notes to consolidated financial statements included elsewhere in this Registration Statement increased $0.2 million or 0.6% to $35.3 million for the year ended December 31, 1999, from $35.1 million for the year ended December 31, 1998. The main projects included in current year professional and contract services expense are development costs related to the New Amex Equity Book ("NAMEX") and the Integrated Quote Management System ("IQMS"). NAMEX displays to market professionals the aggregate size and price of equity orders on the book away from the best bid and offer. The costs incurred by Nasdaq in assisting Amex in the development of NAMEX are charged back to Amex as support costs provided to related parties. Amounts charged to related parties are netted against charges from related parties in the "Support cost from related parties, net" line item on the Consolidated Statement of Income. For the year ended December 31, 1999, approximately $11.7 million of NAMEX development costs that would have otherwise been capitalized as an internally developed software cost were expensed in the fourth quarter of 1999 by Nasdaq after a determination not to implement the system. IQMS was intended to replace Nasdaq's current quotation environment, consolidate Nasdaq's various quotation applications and enable Nasdaq to handle decimalization, an industry-wide initiative to convert securities systems pricing figures from fractions to decimals. In May 2000, it was determined that designing the current system to handle the decimalization would present lower technological risk than would further work on IQMS.

Depreciation expense increased $8.7 million or 24.9% to $43.7 million for the year ended December 31, 1999 from $35.0 million for the year ended December 31, 1998, primarily due to purchases of computer hardware necessary to handle the growth in Nasdaq trading volume.

The remaining direct expenses increased $11.3 million or 32.3% to $46.3 million for the year ended December 31, 1999 from $35.0 million for the year ended December 31, 1998. This was primarily due to an increase in other direct expenses that includes a $5.6 million increase in the allowance related to performance under the EWNII contract with WorldCom Inc. Nasdaq partnered with WorldCom Inc. to deploy a state of the art communications infrastructure to link Nasdaq's computerized market facilities to the market participants. WorldCom Inc. provides networking and management services to the EWNII in return for revenues generated by EWNII and a deposit fee paid by Nasdaq. Although the deposit will be refunded if Nasdaq attains certain revenue targets, the allowance is established for any unrecoverable amounts. Other direct expenses also increased due to Nasdaq's contribution to The Nasdaq Stock Market Educational Foundation, Inc. of $10.0 million for the year ended December 31, 1999 compared to $5.0 million for the year ended December 31, 1998. Contributions to The Nasdaq Stock Market Educational Foundation, Inc. were made in the fourth quarters of the years ended December 31, 1998 and December 31, 1999. The foundation is a non-profit membership organization established and operated exclusively to advance educational purposes, principally involving the study of business, economics, and finance.

Support Costs

Support costs from related parties increased by $14.4 million or 14.3% to $115.2 million for the year ended December 31, 1999 from $100.8 million for the year ended December 31, 1998, primarily due to the increase in support charges from the NASD which largely represent costs incurred by the NASD to develop and maintain technology on behalf of Nasdaq. Specifically, support costs from the NASD increased by $11.5 million or 21.9% to $64.1 million for the year ended December 31, 1999 from $52.6 million for the year ended December 31, 1998, primarily due to an increase in technology development costs as a result of Nasdaq Japan, various Year 2000 ("Y2K") initiatives, and an increase in overall network environment costs necessary to support the increase in trade volume. In addition, Nasdaq incurred surveillance and other regulatory charges from NASDR. Surveillance and other regulatory charges are comprised primarily of the costs relating to technological investments for market surveillance as well as direct costs for enforcement and other regulation services. Surveillance and other regulatory charges from NASDR increased by $7.8 million or 13.6% to $65.1 million for the year ended December 31, 1999, from $57.3 million for the year ended December 31, 1998. Nasdaq charged Amex $14.0 million as support costs provided to related parties in the year ended December 31, 1999. This amount consists of $9.2 million of non-technology services provided such as marketing services performed by Nasdaq on behalf of Amex as well as $4.8 million of technological support related to the development of new systems such as NAMEX and the enhancement of existing Amex systems. Amounts charged to related parties are netted against charges from related parties in the "Support cost from related parties, net" line item on the Consolidated Statements of Income.

Liquidity and Capital Resources

December 31, 2000 compared to December 31, 1999

Cash and cash equivalents and available for sale securities totaled $494.4 million as of December 31, 2000, an increase of $330.2 million from $164.2 million as of December 31, 1999. Working capital increased $318.3 million to $472.6 million as of December 31, 2000, from $154.3 million as of December 31, 1999.

Cash and cash equivalents increased $251.7 million to $262.3 million as of December 31, 2000, primarily due to cash provided by financing activities as a result of the net proceeds received from Phase I which equaled $253.3 million.

For the year ended December 31, 2000, operating activities provided net cash inflows of $232.7 million, primarily due to cash received from customers of $713.0 million less cash paid to suppliers, employees, and related parties of $403.4 million and income taxes paid of $101.2 million.

Net cash used in investing activities was $269.4 million for the twelve months ended December 31, 2000, due in part to capital expenditures to complete construction of the MarketSite and broadcast facility in Times Square. In addition, Nasdaq continued to make capital investments in technology to continue to support Nasdaq's system capacity needs. The remaining cash used in investing activities is attributable to purchases of investments with the proceeds of the Phase I offering that exceeded the sales and maturities of investments.

Cash provided by financing activities was $288.3 million as of December 31, 2000, primarily due to the net proceeds received from Phase I which equaled approximately $253.3 million. Nasdaq will use the proceeds to invest in new technology, implement and form strategic alliances, implement its pricing strategies, and build its brand identity through marketing programs.

Additionally, in connection with the closing of Phase II on January 18, 2001, Nasdaq yielded net proceeds of approximately $63.7 million. Nasdaq believes that the liquidity provided by existing cash and cash equivalents, investments, and cash generated from operations will provide sufficient capital to meet operating requirements.

December 31, 1999 compared to December 31, 1998

Cash and cash equivalents and available for sale securities totaled $164.2 million as of December 31, 1999, an increase of $31.6 million from $132.6 million as of December 31, 1998. Working capital increased $33.5 million to $154.3 million as of December 31, 1999, from $120.8 million as of December 31, 1998.

Cash and cash equivalents increased $7.8 million to $10.6 million as of December 31, 1999, primarily due to cash provided by operating activities of $134.6 million, partially offset by cash used in investing activities of $130.7 million.

In the year ended December 31, 1999, operating activities provided net cash inflows of $134.6 million, primarily due to cash received from customers of $527.9 million less cash paid to suppliers, employees, and related parties of $352.9 million.

Net cash used in investing activities was $130.7 million in the year ended December 31, 1999, due in part to an increase in capital expenditures related to construction of the new MarketSite and broadcast facility in Times Square in New York City totaling approximately $31.0 million. In addition, Nasdaq made capital investments of approximately $60.0 million in technology to continue to support Nasdaq's system capacity needs. The remaining cash used in investing activities is attributable to purchases of investments that exceeded the proceeds from sales and maturities of investments.

Nasdaq had no significant financing activities during the year ended December 31, 1999, as the cash generated by operations was sufficient to fund planned growth and capital requirements.


Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risks of changes in the value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates, and equity prices. As of December 31, 2000, Nasdaq's investment portfolio consists primarily of floating rate securities, obligations of U.S. Government sponsored enterprises, municipal bonds, and commercial paper. Nasdaq's primary market risk is associated with fluctuations in interest rates and the effects that such fluctuations may have on its investment portfolio and outstanding debt. The weighted average maturity of the fixed income portion of the portfolio is 1.05 years as of December 31, 2000. Nasdaq's outstanding debt obligation specifies a fixed interest rate until May 2007 and a floating interest rate based on the lender's cost of funds until maturity in 2012. The investment portfolio is held primarily in short term investments with maturities averaging approximately one year, therefore management does not believe that a one percent fluctuation in market interest rates will have a material effect on Nasdaq's investment portfolio and outstanding debt.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement of Financial Accounting Standards ("SFAS") No.133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" that defers the date of adoption of SFAS No. 133 such that it is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of FASB Statement No. 133" that addresses a limited number of issues causing implementation difficulties for a large number of entities preparing to apply SFAS No. 133. Nasdaq believes that the adoption of SFAS No. 133 will not have a significant impact on its operating results or cash flows.

Item 3.  Properties.

Nasdaq's principal technology services, systems engineering, and market operations are located in approximately 162,000 square feet of Nasdaq-owned space in Trumbull, Connecticut. Nasdaq also leases 44,000 and 57,000 square feet of office space in two facilities in Trumbull, Connecticut. A small back-up site for market operations is located in Norwalk, Connecticut. The NASD and Nasdaq are in the process of a real estate swap transaction, which would transfer ownership of an approximate 110,000 square feet facility housing the Nasdaq data center in Rockville, Maryland to Nasdaq in exchange for a Nasdaq-owned office building of approximately 58,000 square feet. Nasdaq also occupies approximately 8,000 square feet in one of the NASD's Rockville, Maryland locations where Market Watch is co-located with NASDR's Market Regulation. In Gaithersburg, Maryland, Nasdaq occupies an approximate 66,000 square feet space, leased by the NASD. This lease expires in 2001 and will be replaced by a Nasdaq lease of approximately 78,000 square feet in the nearby Blackwell facility in Rockville, Maryland. Nasdaq has a marketing facility of approximately 26,000 square feet in New York's Times Square, originally leased by the NASD but scheduled for assignment to Nasdaq. Nasdaq is currently in the process of relocating its headquarters in New York, New York from the NASD leased space at 33 Whitehall to One Liberty Plaza, where Nasdaq will occupy approximately 78,000 square feet of space subleased from the NASD. Nasdaq also occupies an approximate 24,000 square feet space on Rector Street in New York City, which is an assigned lease from Amex. Nasdaq occupies an approximate 3,500 square feet space in Jersey City, New Jersey, which houses Nasdaq Tools. In Washington D.C., Nasdaq occupies an approximate 40,000 square feet space within 1735 and 1801 K Street locations. In addition, Nasdaq leases administrative and sales facilities in Menlo Park, California, London, England, and Sao Paulo, Brazil. Nasdaq's Chicago operations will sublease space from the NASD.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the beneficial ownership of Nasdaq's Common Stock by all persons who are beneficial owners of more than five percent of the Common Stock and the beneficial ownership of Nasdaq's Common Stock and Nasdaq Japan's common shares by (1) each director, (2) Nasdaq's Chief Executive Officer ("CEO") and the four most highly compensated executive officers other than the CEO, who were serving as executive officers at the end of 2000, and (3) all directors and executive officers as a group.
Except as otherwise indicated, Nasdaq believes that the beneficial owners listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Unless otherwise indicated, the business address of such persons is One Liberty Plaza, New York, New York, 10006. As of May 4, 2001, approximately 110,765,855 shares of Common Stock were outstanding, and approximately 56,400 common shares of Nasdaq Japan were outstanding after giving effect to a four-for-one stock split of Nasdaq Japan's shares that occurred on April 18, 2001.




       Name of beneficial owner         Common Stock          Percent          Common Shares         Percent
                                     Beneficially Owned       of Class        of Nasdaq Japan        of Class
                                                                            Beneficially Owned
---------------------------------- -----------------------  ------------ ------------------------- ------------

National Association of
Securities Dealers, Inc............    76,992,671(1)            69.5                 -                  -
   1735 K Street, N.W.
   Washington, D.C. 20006

Hellman & Friedman Capital
   Partners IV, L.P...............     12,000,000(2)             9.8                 -                  -
   One Maritime Plaza
   12th Floor
   San Francisco, California 94111
Dr. Josef Ackermann................         -(3)                 -                   -                  -
H. Furlong Baldwin.................         -                    -                   -                  -
Frank E. Baxter....................         -(4)                 -                   -                  -
Alfred R. Berkeley, III............         -                    -                   -                  -
Michael W. Brown...................         -                    -                   -                  -
Michael Casey......................         -(5)                 -                   -                  -
Michael W. Clark...................         -(6)                 -                   -                  -
William S. Cohen...................         -                    -                   -                  -
F. Warren Hellman..................    12,000,000(2)             9.8                 -                  -
John D. Markese....................         -                    -                   -                  -
E. Stanley O'Neal..................         -(7)                 -                   -                  -
Vikram S. Pandit...................         -(8)                 -                   -                  -
Kenneth D. Pasternak...............         -(9)                 -                   -                  -
David S. Pottruck..................         -(10)                -                   -                  -
Arthur Rock........................         -                    -                   -                  -
Richard C. Romano..................      20,000(11)              *                   -                  -
Hardwick Simmons...................          -                   -                   -                  -
Arvind Sodhani.....................          -(12)               -                   -                  -
Sir Martin Sorrell.................          -                   -                   -                  -
Frank G. Zarb......................      60,000(13)              *               140(14)                *
Alfred R. Berkeley, III............      15,900(15)              *                   -                  -
J. Patrick Campbell................      30,000(16)              *                   -                  -
John L. Hilley.....................      30,000(17)              *              1,900(18)              3.4
Richard G. Ketchum.................      40,000(19)              *                 76(20)               *
All directors and executive
officers as a group
(33 persons).......................      333,100                 *              2,192                  3.9

----------------------------
*        Less than one percent

(1) Includes approximately 43,231,976 shares of Common Stock underlying the unexercised, unexpired outstanding Warrants.

(2) Hellman & Friedman owns the Subordinated Debentures. H&F Investors IV,
LLC ("H&F IV"), is the general partner of each of the Hellman & Friedman limited partnerships. The Subordinated Debentures are currently convertible into 12,000,000 shares of Common Stock, subject to adjustment. The investment decisions of each of the Hellman & Friedman limited partnerships are made by the investment committee of H&F IV, which indirectly exercises sole voting and investment power with respect to the Subordinated Debentures. Mr. Hellman is one of nine members of the investment committee. Mr. Hellman disclaims beneficial ownership of the Subordinated Debentures except to the extent of his indirect pecuniary interest.

(3) Dr. Ackermann is head of Corporate and Institutional Clients Group of
Deutsche Bank AG which, together with its affiliates, owns an aggregate of 1,500,300 shares of Common Stock. Dr. Ackermann disclaims beneficial ownership of such shares.

(4) Mr. Baxter is the Chairman of the Jefferies Group, Inc. which, together with its affiliates, owns an aggregate of 115,912 shares of Common Stock.
Mr/ Baxter disclaims beneficial ownership of such shares.

(5) Mr. Casey is an officer of Starbucks Corporation which owns an aggregate of 10,000 shares of Common Stock. Mr. Casey disclaims beneficial ownership of such shares.

(6) Mr. Clark is an officer of Credit Suisse First Boston, Inc., which, together with its affiliates, owns 1,604,650 shares of Common Stock. Mr.
Clark disclaims beneficial ownership of such shares.

(7) Mr. O'Neal is an officer of Merrill Lynch & Co. which, together with its affiliates, owns 1,875,000 shares of Common Stock. Mr. O'Neal disclaims beneficial ownership of such shares.

(8) Mr. Pandit is an officer of Morgan Stanley Dean Witter & Co. which, together with its affiliates, owns 1,126,200 shares of Common Stock. Mr.
Pandit disclaims beneficial ownership of such shares.

(9) Mr. Pasternak is Chairman, CEO, and President of Knight Trading Group,
Inc. which, together with its affiliates, owns an aggregate of 1,125,000 shares of Common Stock. Mr. Pasternak disclaims beneficial ownership of such shares.

(10) Mr. Pottruck is an officer of The Charles Schwab Corporation which, together with its affiliates, owns 1,125,000 shares of Common Stock. Mr.
Pottruck disclaims beneficial ownership of such shares.

(11) Represents an aggregate of 20,000 owned by Romano Brothers & Co. Mr.
Romano is the President and majority stockholder of Romano Brothers & Co.

(12) Mr. Sodhani is an officer of Intel Corporation which owns 430,000 shares of Common Stock. Mr. Sodhani disclaims beneficial ownership of such shares.

(13) Represents 60,000 shares of restricted stock issued under Nasdaq's
Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Zarb has the right to direct the voting of such shares.

(14) Represents options to purchase an aggregate of 140 Nasdaq Japan common shares.

(15) Represents 15,900 shares of restricted stock issued under Nasdaq's
Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Berkeley has the right to direct the voting of such shares.

(16) Represents 30,000 shares of restricted stock issued under Nasdaq's
Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Campbell has the right to direct the voting of such shares.

(17) Represents 30,000 shares of restricted stock issued under Nasdaq's
Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Hilley has the right to direct the voting of such shares.

(18) Represents shares of restricted stock.

(19) Represents 40,000 shares of restricted stock issued under Nasdaq's
Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Ketchum has the right to direct the voting of such shares.

(20) Represents options to purchase an aggregate of 76 shares of Nasdaq
Japan common shares.




Item 5.  Directors and Executive Officers.

The directors and executive officers of Nasdaq are as follows:


       Name                  Age               Position
------------------------- ---------  -----------------------------------
Frank G. Zarb                66       Chairman of the Nasdaq Board Class 2
Hardwick Simmons             60       CEO, Director Nominee Class 1
Dr. Josef Ackermann          53       Director Nominee Class 2
H. Furlong Baldwin           69       Director Class 2
Alfred R. Berkeley, III      56       Vice Chairman and Director Class 1
Frank E. Baxter              64       Director Class 1
Michael W. Brown             55       Director Class 1
Michael Casey                55       Director Class 3
Michael W. Clark             41       Director Nominee Class 1
William S. Cohen             60       Director Nominee Class 1
F. Warren Hellman            66       Director Class 2
John D. Markese              55       Director Class 1
E. Stanley O'Neal            49       Director Class 3
Vikram S. Pandit             45       Director Class 3
Kenneth D. Pasternak         47       Director Nominee Class 1
David S. Pottruck            52       Director Class 3
Arthur Rock                  74       Director Class 3
Richard C. Romano            68       Director Class 2
Arvind Sodhani               47       Director Class 1
Sir Martin Sorrell           56       Director Class 2
Richard G. Ketchum           50       President
Gregor S. Bailar             37       Executive Vice President--Operations and
                                      Technology and Chief Information Officer
J. Patrick Campbell          52       Executive Vice President, Chief Operating
                                      Officer, and President of Nasdaq U.S.
                                      Markets
Steven Dean Furbush          42       Executive Vice President--Transaction
                                      Services
John M. Hickey               64       Executive Vice President
John L. Hilley               53       Executive Vice President--Strategic
                                      Development and Chairman and Chief
                                      Executive Officer of Nasdaq International
Edward S. Knight             50       Executive Vice President and General
                                      Counsel
Gordon F. Martin             53       Executive Vice President and Chief
                                      Financial Officer
Steven Randich               38       Executive Vice President and Chief
                                      Technology Officer
Denise B. Stires             38       Executive Vice President--Marketing and
                                      Investor Services
John N. Tognino              62       Executive Vice President
John T. Wall                 59       President, Nasdaq International
David P. Warren              47       Executive Vice President--Chief
                                      Administrative Officer
David Weild IV               44       Executive Vice President--Issuer Affairs

Frank G. Zarb, a Staff Director, has been Chairman of the Nasdaq Board since January 2000 and Chairman of the NASD Board since 1997. Mr. Zarb was the CEO of Nasdaq from 1997 to February 2001 and CEO of the NASD from 1997 to November 2000. Prior to joining the NASD in 1997, Mr. Zarb was Chairman, CEO, and President of Alexander & Alexander Services, Inc., an insurance brokerage and professional services consulting firm, from June 1994 through January 1997. Mr. Zarb is a member of the Board of Trustees of the Gerald
R. Ford Foundation and a former Chairman of the Board of Hofstra University, where he still serves as a Board member.

Hardwick Simmons, a Staff Director nominee, became CEO of Nasdaq in February 2001. Prior to joining Nasdaq, Mr. Simmons served from May 1991 to December 2000 as President and CEO of Prudential Securities Incorporated, the investment and brokerage firm, and Prudential Securities Group Inc., the firm's holding company. Mr. Simmons is a former member of Prudential Securities' Operating Committee, Operating Council, and the board of directors of Prudential Securities Group Inc. Prior to joining Prudential Securities in 1991, Mr. Simmons was President of the Private Client Group at Shearson Lehman Brothers, Inc.

Dr. Josef Ackermann, an Industry Director, was elected to the Nasdaq Board in April 2001 to be effective immediately following Nasdaq's 2001 annual meeting of stockholders (the "2001 Annual Meeting"). Dr. Ackermann is Chairman of Corporate and Investment Banking of Deutsche Bank AG, a global bank and financial services firm, and will become Speaker of the Board of Managing Directors at Deutsche Bank AG in 2002. Dr. Ackermann has served on the Board of Managing Directors of Deutsche Bank AG since 1996. Prior to this position, Dr. Ackermann was President of the Executive Board of Credit Suisse from 1993. Dr. Ackermann serves on the board of directors of Vodafone Group Plc and Stora Enso Oyj.

H. Furlong Baldwin, a Non-Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Baldwin has been a member of the NASD Board since 1999. Mr. Baldwin is Chairman of the Mercantile Bankshares Corporation, a multibank holding company. Mr. Baldwin joined Mercantile-Safe Deposit & Trust Company in 1956 and was elected President in 1970 of Mercantile-Safe Deposit & Trust Company and Mercantile Bankshares Corporation and Chairman and CEO in 1976. Mr. Baldwin serves on the board of directors of Mercantile Safe Deposit & Trust Company, Merchantile Bankshares Corporation, Constellation Energy Group, CSX Industries, Offitbank, Wills Group, and The St. Paul Companies.

Alfred R. Berkeley III, a Staff Director, was elected to the Nasdaq Board in 1996. Mr. Berkeley has been Vice Chairman of Nasdaq since July 2000 and was President of Nasdaq from June 1996 to July 2000. Prior to joining Nasdaq, Mr. Berkeley served for five years as Managing Director and Senior Banker of the Corporate Finance Department of Alex. Brown & Sons Incorporated, a financial services firm. Mr. Berkeley is a member of the board of directors of Princeton Capital Management, Inc. Mr. Berkeley is not standing for re-election to the Nasdaq Board when his term ends in connection with the 2001 Annual Meeting.

Frank E. Baxter, an Industry Director, was elected to the Nasdaq Board in 1998. Mr. Baxter is Chairman of the Jefferies Group, Inc., a holding company whose affiliated companies offer a variety of services for institutional investors. Mr. Baxter joined Jefferies & Co. in 1974 and during his time has served as President, Chief Operating Officer ("COO") and CEO. Mr. Baxter is a Director of Investment Technology Group, Inc. and Burdett, Buckeridge, & Young, Australia.

Michael W. Brown, a Non-Industry Director, served as the Chairman of the Nasdaq Board from 1996 to January 2000 and was elected to the Nasdaq Board in 1995. Mr. Brown is the former Chief Financial Officer ("CFO") of Microsoft Corporation a software developer and manufacturer. Mr. Brown spent 18 years with the public accounting firm of Deloitte and Touche LLP. Mr. Brown currently serves on the board of directors of Administaff Inc., and FatKat Inc. Mr. Brown is a member of the Thomas Weisel Partners Advisory Board, XML Fund Advisory Board and is a Fellow at Bios, L.P. Mr. Brown is not standing for re-election to the Nasdaq Board when his term ends in connection with the 2001 Annual Meeting.

Michael Casey, a Non-Industry Director, was elected to the Nasdaq Board in January 2001. Mr. Casey has been Executive Vice President, CFO, and Chief Administrative Officer of Starbucks Corporation, the leading roaster and retailer of specialty coffee, since September 1997. Prior to his current position, Mr. Casey was Senior Vice President and CFO of Starbucks from August 1995 to September 1997.

Michael W. Clark, an Industry Director nominee, is a Managing Director and Head of Global Equity Trading at Credit Suisse First Boston, Inc. ("CSFB"), a global investment bank serving institutional, corporate, government, and individual clients, and a member of its Global Equity Management Committee. Mr. Clark also serves on the firm's Operating Committee and is a member of the Managing Director Evaluation Committee and Co-Head of the Global Recruiting Committee. Mr. Clark joined CSFB as a Vice President in 1991. Prior to assuming his present role in 1995, Mr. Clark was in charge of CSFB's global convertible trading and risk management.

William S. Cohen, a Public Director, was elected to the Nasdaq Board in April 2001 to be effective immediately following the 2001 Annual Meeting. Secretary Cohen is the Chairman and CEO of The Cohen Group, a strategic business consulting firm. He was previously the Secretary of Defense during the Clinton Administration from 1997-2001. Secretary Cohen represented Maine in the U.S. Senate for three terms and in the U.S. House of Representatives for three terms before retiring in 1996.

F. Warren Hellman, a Non-Industry Director, was elected to the Nasdaq Board in March 2001 effective upon the consummation of the sale by Nasdaq of the Subordinated Debentures to Hellman & Friedman which closed on May 3, 2001. Mr. Hellman is a co-founder and is currently the Chairman of Hellman & Friedman LLC, a private equity investment firm, as well as Chairman of the San Francisco Foundation. Prior to his current positions, Mr. Hellman was a general partner of Hellman, Ferri Investment Associates, Matrix Management Company I and II, and President of Lehman Brothers. Mr. Hellman serves on the board of directors of WPP Group plc, Levi Strauss & Co., D.N.&E. Walter & Co., and Il Fornaio (America) Corp., and the University of California at Berkeley Business School Advisory Board.

John D. Markese, a Public Director, was elected to the Nasdaq Board as a Class 3 director in April 2001 to be effective immediately following the 2001 Annual Meeting. Mr. Markese has been a member of the Nasdaq Board since 1996. Mr. Markese is President of the American Association of Individual Investors, a not-for-profit organization specializing in providing education in stock investment and mutual funds, since 1992 and an Executive Vice President from 1986 to 1992. Mr. Markese holds a Doctorate in Finance from the University of Illinois. Mr. Markese also serves on the board of directors of the Alliance for Investor Education.

E. Stanley O'Neal, an Industry Director, was elected to the Nasdaq Board in January 2001. Mr. O'Neal is Executive Vice President of Merrill Lynch & Co., Inc., a global financial services firm, and President of its U.S. Private Client Group since February 2000. Prior to his current positions, Mr. O'Neal was Executive Vice President and CFO of Merrill Lynch from March 1998 to February 2000; Executive Vice President and Co-Head of Corporate and Institutional Client Group from April 1997 to March 1998 and Managing Director and Head of Global Capital Markets Group from April 1995 to April 1997. Mr. O'Neal joined Merrill Lynch in 1987.

Vikram S. Pandit, an Industry Director, was elected to the Nasdaq Board in January 2001. Since September 2000 Mr. Pandit has been Co-President and Chief Operating Officer of the Institutional Securities Group of Morgan Stanley Dean Witter & Co. ("MSDW"), a global financial services firm. Prior to his current position, Mr. Pandit was Head of MSDW's Worldwide Institutional Equity Division from May 1997 until September 2000; Head of Morgan Stanley Group Inc.'s Equity Division from January 1997 until May 1997; and Head of Morgan Stanley Group Inc.'s Equity Derivatives business from May 1994 until December 1996. Mr. Pandit has been a Managing Director of Morgan Stanley & Co. Incorporated since January 1990.

Kenneth D. Pasternak, an Industry Director nominee, is Chairman of the Board, CEO and President of Knight Trading Group, Inc. ("Knight"), a market maker in U.S. equity securities. Mr. Pasternak was named Chairman of the Board of Knight in October 2000 and has been a member of its board of directors since July 1998. Since 1995, Mr. Pasternak has been the CEO and a trading room supervisor for Knight Securities, L.P., Knight's wholly-owned Nasdaq/OTC securities market maker, and its President from 1995 to 1999. Prior to Knight, Mr. Pasternak served as Senior Vice President, Limited Partner, and Trading Room Manager for Spear Leeds & Kellogg/Troster Singer from 1979 until 1994. Mr. Pasternak serves on the NASD Board and on the Advisory Committee of BRASS Utility, LLC (BRUT).

David S. Pottruck, an Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Pottruck has been a member of the NASD Board since 2000. Mr. Pottruck is President and Co-Chief Executive Officer and a member of the board of directors of The Charles Schwab Corporation, a holding company whose subsidiaries engage in securities brokerage and financial services. Mr. Pottruck joined The Charles Schwab Corporation in 1984 and became President in 1992. Mr. Pottruck serves on the board of directors of Intel Corporation, McKesson HBOC Inc., Dovebid, and the U.S. Ski and Snowboard Team Foundation. Mr. Pottruck is also a trustee of the University of Pennsylvania.

Arthur Rock, a Non-Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Rock has been a member of the NASD Board since 1998. Mr. Rock is Principal of Arthur Rock & Co., a venture capital firm in San Francisco, California he founded in 1969. Mr. Rock is currently a Director Emeritus of Intel Corporation and serves on the board of directors of Echelon Corporation.

Richard C. Romano, an Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Romano has been President of Romano Brothers & Company, a securities broker dealer, since 1964. Mr. Romano is Vice Chairman of the NASD Small Firm Advisory Board.

Arvind Sodhani, a Non-Industry Director, was elected to the Nasdaq
Board in 1997. From July 2000 to December 2000, Mr. Sodhani served as a non-voting member of the Nasdaq Board. Mr. Sodhani is Vice President and Treasurer of Intel Corporation, a semiconductor manufacturer of chips and computer networking products. Mr. Sodhani joined Intel in 1981 and became a Vice President in 1990.

Sir Martin Sorrell, a Non-Industry Director, was elected to the Nasdaq Board in January 2001. Sir Martin is a founder and, since 1986, has been Group Chief Officer of WPP Group plc, a global communication services organization. Prior to this position, Sir Martin was the Group Finance Director of Saatchi & Saatchi Company, PLC.

Richard G. Ketchum became President of Nasdaq in July 2000. Mr. Ketchum is responsible for all aspects of Nasdaq's operations, including the development and formulation of legal, regulatory, and market policies, as well as international initiatives. Prior to his current position, Mr. Ketchum served as President of the NASD since 1998, COO of the NASD since 1993 and Executive Vice President of the NASD since 1991. Mr. Ketchum serves as a director of the Depository Trust and Clearing Corporation.

Gregor S. Bailar became Executive Vice President and Chief Information Officer ("CIO") of Nasdaq in October 2000. As CIO, Mr. Bailar oversees all aspects of information technology at Nasdaq and works closely with the organization's executive management. Prior to his current position, Mr. Bailar served as an Executive Vice President and CIO of the NASD since December 1997. Mr. Bailar joined the NASD from Citicorp N.A., a financial services company, where he served as Managing Director and Vice President of Advanced Development for Global Corporate Banking from 1994 to 1997.

J. Patrick Campbell became Executive Vice President, President U.S. Markets and COO of Nasdaq in October 2000. Mr. Campbell is responsible for the day-to-day operation of Nasdaq. Prior to his current position, Mr. Campbell served as an Executive Vice President, Market Services of the NASD since 1997. Prior to joining the NASD, Mr. Campbell was Senior Executive Vice President of The Ohio Company, a regional brokerage firm, where he was also a member of that firm's Board of Directors and Executive Committee. Mr. Campbell was at The Ohio Company since 1973. While a senior executive for The Ohio Company, Mr. Campbell was a member of the Board of Directors from 1990 to 1993.

Steven Dean Furbush became an Executive Vice President of Nasdaq Transaction Services in January 2001. Prior to his current position, Mr. Furbush was Senior Vice President of Nasdaq Transaction Services from October 2000 to January 2000, Managing Director of Nasdaq InterMarket from October 1999 to October 2000, and Chief Economist from June 1995 to October 1999.

John M. Hickey became an Executive Vice President and Senior Technology Advisor in November 2000. Prior to his current position, Mr. Hickey was Executive Vice President and Chief Technology Officer of the NASD from January 1995 to November 2000. Prior to joining the NASD in January 1984, Mr. Hickey was Vice President in charge of Corporate Systems Development at Chemical Bank, a bank and financial services firm, from 1974 to 1984.

John L. Hilley became an Executive Vice President of Strategic Development in January 2001 and has been Chairman and CEO of Nasdaq International since July 1999. Mr. Hilley joined the NASD as Executive Vice President for Strategic Development in February 1998. Prior to joining the NASD, Mr. Hilley served in the White House as senior advisor to President Clinton since February 1996. Mr. Hilley has also held a number of senior staff positions in the U.S. Senate.

Edward S. Knight became an Executive Vice President and General Counsel in October 2000. Prior to his current position, Mr. Knight served as Executive Vice President and Chief Legal Officer of the NASD since July 1999. Prior to joining the NASD, Mr. Knight served as General Counsel of the U.S. Department of the Treasury from September 1994 to June 1999.

Gordon F. Martin became an Executive Vice President and CFO of Nasdaq in October 2000. Mr. Martin oversees the operation and maintenance of all corporate financial systems. From February 2000 to October 2000, Mr. Martin was Executive Vice President and CFO of the NASD. Prior to joining the NASD, Mr. Martin was a Managing Director for CIBC World Markets Corp. in New York, a global investment banking firm from 1996 to 2000. Prior to that, Mr. Martin was Vice President at Westpac Banking Corporation, a financial services provider, from 1993 to 1996, and a Senior Vice President of Marine Midland Bank, a financial services firm, from 1976 to 1993.

Steven Randich became Executive Vice President and Chief Technology Officer of Nasdaq in October 2000. Prior to his current position, Mr. Randich was Executive Vice President and CIO for the Chicago Stock Exchange from November 1996 to October 2000. Prior to that, Mr. Randich held management positions with International Business Machines Corporation, the software and hardware manufacturer, from October 1990 to November 1996.

Denise B. Stires became Executive Vice President of Marketing and Investor Services in March 2001. Ms. Stires was Chief Marketing Officer of BuyandHold Inc., an online financial services company providing dollar-based brokerage services to individuals and corporations, from 2000 to 2001. Prior to that, Ms. Stires was Senior Vice President, Marketing Director of DLJdirect, the online discount brokerage service of CSFB from 1997 to 2000, and Vice President, Marketing of SWATCH, a division of SMH, Incorporated based in Switzerland, a manufacturer of watches from 1995 to 1996.

John N. Tognino became Executive Vice President of Nasdaq Global Sales and Member Affairs in January 1999. Prior to his current position, Mr. Tognino was President and CEO of the Security Traders Association ("STA") and the STA Foundation. Mr. Tognino has been in the securities industry for 42 years and spent more than 35 of those years with Merrill Lynch & Co., Inc. At the time of his retirement from Merrill Lynch & Co., Inc. in 1993, Mr. Tognino was a Managing Director for Global Equities. Mr. Tognino also served as a member of the Board of Directors from 1984 to 1987, and again in 1995.

John T. Wall became an Executive Vice President of Nasdaq in February 1994 and President of Nasdaq International in October 1997. Mr. Wall is responsible for the strategic development and international marketing of Nasdaq's products and services. Mr. Wall is also responsible for non-U.S. company listings, as well as promoting and directing the overall globalization of the marketplace. Mr. Wall established Nasdaq's operations in London and negotiates the sale of Nasdaq's computerized systems to other world markets. Mr. Wall joined the NASD in 1965 and during his tenure has been head of Regulation, Membership, and Qualifications Testing. Mr. Wall currently sits on Hong Kong's International Committee for Listing New Enterprises.

David P. Warren became Executive Vice President and Chief Administrative Officer of Nasdaq in April 2001. Mr. Warren oversees human resources and all administrative services including real estate, property management and purchasing. Prior to his current position, Mr. Warren was CFO of the Long Island Power Authority from 1998 to 2000, Deputy Treasurer of the State of Connecticut from 1995 to 1997, and a Vice President at CSFB from 1987 to 1995.

David Weild IV became Executive Vice President of Issuer Affairs of Nasdaq in March 2001. Prior to his current position, Mr. Weild held various positions with Prudential Securities Incorporated, the investment and brokerage firm, including President of Prudential Securities.Com from 2000 to 2001, Managing Director and Head of High Technology from 1997 to 2000, Managing Director of Investment Banking and Head of Corporate Finance from 1995 to 1997, and Managing Director and Head of Global Equity Transactions from 1990 to 1995.

Item 6.  Executive Compensation.


                         SUMMARY COMPENSATION TABLE

The following table sets forth compensation awarded to, earned by, or paid to the individuals who were, as of December 31, 2000, the CEO and the four most highly compensated employees other than the CEO, for all services rendered to Nasdaq and its subsidiaries for the fiscal year ended December 31, 2000.



-----------------------------------------------------------------------------------------------------------------------------------

                                  Annual Compensation                          Long-Term Compensation
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                   Awards                   Payouts
-----------------------------------------------------------------------------------------------------------------------------------

                                                            Other                           Securities
                                                            Annual       Restricted         Underlying
Name and Principal                                       Compensation      Stock             Options/         LTIP      All Other
     Position         Year      Salary       Bonus(1)       Awards        Award(s)              SARs         Payouts  Compensation
                                  ($)         ($)             ($)            ($)                 (#)           ($)        ($)(2)
       (a)             (b)        (c)         (d)             (e)            (f)                 (g)           (h)         (i)
-----------------------------------------------------------------------------------------------------------------------------------
Frank G. Zarb,         2000      1,333,333   6,000,000     441,055(4)         --                --              --       17,892
Chairman,(3) Nasdaq
-----------------------------------------------------------------------------------------------------------------------------------
Alfred R. Berkeley,    2000      522,500     650,000          --              --                --              --       13,405
III, Vice Chairman,
Nasdaq
-----------------------------------------------------------------------------------------------------------------------------------
Richard G. Ketchum,    2000      522,500     1,750,000        --              --                --              --       13,405
President, Nasdaq
-----------------------------------------------------------------------------------------------------------------------------------
John L. Hilley,        2000      450,000     950,000        408,720           --                --              --       13,085
Executive Vice
President,
Nasdaq and
Chairman and
Chief Executive
Officer, Nasdaq
International
-----------------------------------------------------------------------------------------------------------------------------------
J. Patrick Campbell,   2000      409,000     750,000          --              --                --              --       12,764
Executive Vice
President, Chief
Operation Officer,
and President, Nasdaq
U.S. Markets
--------------------------------------------------------------------------------


-------------------

    (1)   Includes $800,000, $130,000, $950,000, $390,000 and
          $270,000 with respect to Messrs. Zarb, Berkeley, Ketchum,
          Hilley and Campbell, respectively, which amounts will be paid only if the individuals remain employed by Nasdaq on December 31, 2002 or in the event of their prior retirement, permanent disability, death or involuntary termination without cause.

    (2) Represents Nasdaq contributions to 401(k) plan and payment in respect of a forgiveness of loan in the amount of $7,692 for Mr. Zarb; $3,205 for each of Messrs. Berkeley and Ketchum; $2,885 for Mr. Hilley; and $2,564 for
          Mr. Campbell.

    (3)   Mr. Zarb served as the CEO during the fiscal year ended
          December 31, 2000 and until February 1, 2001.

    (4)   Includes $221,735 in respect of the purchase of Mr.
          Zarb's residence.



Employment Agreements

The NASD and Nasdaq are parties to an employment agreement with Frank Zarb (the "Zarb Agreement"). The Zarb Agreement had an initial term of three years commencing on February 24, 1997 (the "Initial Term") and continues for an additional period of two years immediately following the Initial Term (the "Additional Term," the Initial Term and the Additional Term collectively, referred to as the "Term"). The Zarb Agreement provides for
(i) an annual base salary of $1,200,000 from the commencement of the Initial Term through October 31, 2000 and $2,000,000 during the period commencing on November 1, 2000 through the remainder of the Term and (ii) incentive compensation as the Management Compensation Committee of the NASD may award in its discretion, provided that the amount of such compensation for each full year of service during the Term may not be not less than 50% of Mr. Zarb's base salary for such year, and provided further that such compensation for the second year of the Additional Term may not be less than $4,000,000. Under the Zarb Agreement, during the first year of the Additional Term, the aggregate annual base salary and incentive compensation paid to Mr. Zarb by the NASD may not be less than the aggregate annual amount paid to Mr. Zarb for the second or third year of the Initial Term, whichever was greater and, during the second year of the Additional Term, the aggregate annual base salary and incentive compensation paid to Mr. Zarb by the NASD may not be less than the aggregate annual amount paid to Mr. Zarb for the third year of the Initial Term or the first year of the Additional Term, whichever was greater. Under the terms of the Zarb Agreement, Nasdaq will (1) fully vest all stock options granted to Mr. Zarb upon the earlier of (x) the termination of the Term or (y) Zarb's relinquishment of his position and duties under the circumstances set forth in the Zarb Agreement, and shall permit the exercise of the options during the three month period thereafter for incentive stock options and during the five year period thereafter for all other stock options and (2) cause all restrictions on any restricted stock awarded to Mr. Zarb by Nasdaq to lapse upon the earlier of (i) the termination of the Term or (ii) Zarb's relinquishment of his position and duties under the circumstances set forth in the Zarb Agreement.

Under the terms of the Zarb Agreement, Mr. Zarb became fully vested in his benefits under the NASD Supplemental Executive Retirement Plan upon the completion of the Initial Term. Under the Zarb Agreement, on February 24, 2002 and for a period of five years thereafter, unless Mr. Zarb terminates his employment earlier (other than for relinquishment of his position under the circumstances set forth in the Zarb Agreement), Mr. Zarb will be entitled to an annual consulting fee of $100,000 and certain fringe benefits and perquisites, provided that Mr. Zarb makes himself available to provide consulting services to the CEO of the NASD during such period and does not commence employment with another employer or recommence employment with the NASD during such period.

Mr. Zarb's employment may be terminated due to (i) death or disability (ii) by the NASD for "cause" or (iii) by Mr. Zarb for "good reason" upon thirty-days written notice. If Mr. Zarb terminates his employment for "good reason" or if the NASD terminates Mr. Zarb's employment other than for cause, Mr. Zarb is entitled to (1) a cash payment equal to the product of
(x) the sum of the minimum incentive compensation and base salary described above multiplied by (y) the remaining number of full and partial months in the Term, (2) the retirement benefits Mr. Zarb would have been entitled to had he completed the Term and (3) continuation of certain other benefits.

Nasdaq has entered into an employment agreement (the "Employment Agreements") with each of Richard G. Ketchum, J. Patrick Campbell and John
L. Hilley (each an "Executive" collectively, the "Executives"). The term of the Employment Agreements commenced as of December 29, 2000 and will continue until December 31, 2003 with automatic one-year renewals, unless either party, at least six months prior to the expiration of the term, gives a notice of its intent not to renew the term.

The Employment Agreements with Messrs. Ketchum and Campbell provide for an annual salary at a rate not less than the rate of annual salary in effect as of the effective date. Mr. Hilley's Employment Agreement provides for an annual salary at a rate not less than the rate of annual salary in effect for 1999. The Employment Agreements with Messrs. Ketchum and Campbell provide for guaranteed incentive compensation for each year during the term in an amount equal to 100% of base salary as in effect on December 31 of the preceding year.

Under the terms of the Employment Agreements, the Executives will be fully vested in their supplemental retirement benefits (the "SERP Benefit") under Nasdaq's Supplemental Retirement Plan, upon the attainment of age 55 (53 in the case of Mr. Ketchum) while employed and completion of five years of service or if the Executives' employment with Nasdaq terminates (i) due to death or disability (ii) by Nasdaq without "cause" or (iii) by the Executive for "good reason." With respect to Mr. Hilley, the final average compensation for purposes of determining SERP benefits will be deemed to be the sum of (a) one-half of his annual salary and (b) one-third of one-half of his annual salary. The Executives are also entitled to receive equity awards under Nasdaq's equity plans and other fringe benefits. Under the terms of the Employment Agreement, each Executive is entitled to receive a payment in an amount equal to two times the Executive's then effective base salary (the "Stay Bonus") if the Executive is (i) employed by Nasdaq as of August 9, 2003, (ii) if the Executive's employment is terminated due to death or disability or (iii) if the Executive terminates employment for "good reason" or Nasdaq terminates the Executive's employment without "cause."

If the Executive's employment is terminated without "cause" or if the Executive terminates employment for "good reason," Nasdaq is obligated to pay to the Executive (i) the Stay Bonus if not previously paid; (ii) a pro rata portion of the incentive compensation for the year of termination; and
(iii) continuation of base salary and incentive compensation until the later of (x) the end of the term of the Employment Agreement or (y) 24 months from the date of such termination of employment. If the Executive becomes subject to any "golden parachute" excise tax, Nasdaq is obligated to make additional payments to the Executive to offset the effect of such tax, provided that the Executive agrees to be subject to certain restrictive covenants relating to non-competition, non-solicitation, non-disparagement and confidentiality.


                             PENSION PLAN TABLE

Nasdaq's executive officers participate in Nasdaq's qualified and supplemental defined benefit pensions plans. Under these plans executive officers earn a benefit expressed as an annual annuity equal to 6% of their final average compensation for each year of service. Average annual compensation is the average annual salary plus one-third of the annual bonus for the highest five-year period of service. The estimated credited years of service for Mr. Zarb is 3.85 years, Mr. Berkeley is 4.58 years, Mr. Ketchum is 9.67 years, Mr. Hilley is 2.85 years, and Mr. Campbell is
3.97 years. The following table sets forth the benefit payable under the plan for various levels of remuneration and years of service. Such benefits are not reduced by benefits received under social security or other offsets.


-------------------------------------------------------------------------------------------------------
                                                   Years of Service
-------------------------------------------------------------------------------------------------------
  Remuneration          5           10            15            20             25             30
-------------------------------------------------------------------------------------------------------
    500,000          150,000      300,000       300,000        300,000       300,000        300,000
    600,000          180,000      360,000       360,000        360,000       360,000        360,000
    700,000          210,000      420,000       420,000        420,000       420,000        420,000
    800,000          240,000      480,000       480,000        480,000       480,000        480,000
    900,000          270,000      540,000       540,000        540,000       540,000        540,000
   1,000,000         300.000      600,000       600,000        600,000       600,000        600,000
   1,500,000         450,000      900,000       900,000        900,000       900,000        900,000
   2,000,000         600,000    1,200,000     1,200,000      1,200,000     1,200,000      1,200,000
   3,000,000         900,000    1,800,000     1,800,000      1,800,000     1,800,000      1,800,000
-------------------------------------------------------------------------------------------------------















Item 7.  Certain Relationships and Related Transactions.

The NASD

Nasdaq's legal authority to operate as a stock market is delegated to it by the NASD under the Delegation Plan. Although Nasdaq has initiated the process with the SEC for Exchange Registration, Exchange Registration is not expected to occur until later this year at the earliest. As a result, prior to Exchange Registration, Nasdaq will continue to operate under the Delegation Plan, under which the NASD has delegated responsibility for market operation functions to Nasdaq. Though Nasdaq exercises primary responsibility for market-related functions, including market-related rulemaking and interpretations, all actions taken pursuant to delegated authority by the NASD are subject to review, ratification, or rejection by the NASD Board. As long as the Delegation Plan remains in effect, the NASD Board will continue to have authority over Nasdaq. The current structure will continue until Nasdaq is reconstituted as a self-regulatory organization, which will become effective upon Exchange Registration.

Currently, Mr. Zarb is Chairman of the NASD Board and Messrs. Baldwin, Baxter, Berkeley, Brown, Markese, Pottruck, Rock, Romano, and Sodhani are members of the NASD Board as well as members of the Nasdaq Board.

In June 2000, in connection with the Restructuring, the NASD separated Amex from Market Group, a holding company of the NASD which also held Nasdaq, and then merged Market Group with and into Nasdaq. Following this merger, Nasdaq effected a 49,999-for-one stock dividend creating 100 million shares of Common Stock, all of which were initially owned by the NASD.

On June 28, 2000, the NASD and Nasdaq entered into a Separation and Common Services Agreement pursuant to which the NASD continues to provide Nasdaq certain administrative, corporate, and infrastructure services that were provided by the NASD to Nasdaq prior to June 28, 2000. Nasdaq pays to the NASD the cost of any services provided, including the incidental expenses associated with such services. Nasdaq expects the cost of the services provided by the NASD to be approximately $9 million per year under this agreement. Under the Separation and Common Services Agreement, Nasdaq has also agreed to provide the NASD the access to Nasdaq technology that the NASD requires to satisfy its obligations to Amex under the transaction agreement the NASD entered into in connection with the 1998 acquisition of the assets of Amex, for so long as such obligations may continue. Additionally, Nasdaq has agreed to continue to provide all services it provided to Amex as of June 28, 2000, for so long as such obligations may continue. The NASD reimburses Nasdaq for the cost of rendering such services and access to Amex. The Separation and Common Services Agreement continues until December 31, 2001 and will automatically renew until December 31, 2002 in the event it is not superceded by another separation and services agreement between the NASD and Nasdaq.

On June 28, 2000 Nasdaq and NASDR, a wholly-owned subsidiary of the NASD entered into the Regulatory Services Agreement pursuant to which NASDR or its subsidiaries will provide regulatory services to Nasdaq and its subsidiaries of the same type and scope as were provided by NASDR to Nasdaq prior to June 28, 2000. Each of the services is provided on a function-by-function basis for a specified number of years, subject to Nasdaq being able to terminate its receipt of specific services prior to the expiration of this time under certain conditions. Nasdaq will pay to NASDR the cost of any services provided plus a fair market mark-up. Nasdaq expects the cost of these services provided by the NASDR to be approximately $90 million per year. The Regulatory Services Agreement also provides for Nasdaq's access to certain NASDR software that has been or will be developed for Nasdaq.

Nasdaq pays the NASD and certain of its subsidiaries for the use of approximately 298,000 square feet of office space. Nasdaq pays approximately $14.3 million in the aggregate per year to the NASD for the use of this space.

On May 3, 2001, Nasdaq repurchased 18,461,538 shares of Common Stock from the NASD for $13 per share or an aggregate purchase price of $239,999,994. This price was determined following discussions between members of management of Nasdaq and members of management of the NASD and is the same price at which shares of Common Stock were sold in January 2001 in the second phase of the Restructuring. In connection with the transaction, Nasdaq and the NASD have agreed to enter into an Investor Rights Agreement pursuant to which Nasdaq will grant the NASD certain demand and piggyback registration rights with respect to the shares of Common Stock owned by it.

Hellman & Friedman

On May 3, 2001, Nasdaq issued and sold $240,000,000 in aggregate principal amount of the Subordinated Debentures to Hellman & Friedman. The Subordinated Debentures are convertible at any time into an aggregate of 12,000,000 shares of Common Stock, subject to adjustment. Hellman & Friedman owns approximately 9.8 percent of Nasdaq on an as-converted basis. In connection with the transaction, Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the five percent voting limitation in the Certificate of Incorporation. In addition, Nasdaq has also agreed that in the event that the Nasdaq Board approves an exemption from the foregoing five percent limitation for any person pursuant to the Certificate of Incorporation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq will grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption. Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Hellman & Friedman will be permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased. Nasdaq has elected F. Warren Hellman as a director of Nasdaq pursuant to the foregoing provision. Arthur Rock, a member of the Nasdaq Board of Directors, is an indirect limited partner of Hellman & Friedman.

Directors and Officers

Mr. Romano, a member of the Nasdaq Board, is the President and majority stockholder of Romano Brothers & Co., a securities firm registered with the NASD. As a member of the NASD, Romano Brothers & Co. participated in the Restructuring through the purchase of 20,000 shares of Common Stock and 300 Warrants to purchase an aggregate of 1,200 shares of Common Stock for an aggregate purchase price of $263,300.

In July 2000, certain officers of Nasdaq were awarded restricted Nasdaq Japan common shares as well as options to purchase an Nasdaq Japan common shares. See "Item 4. Security Ownership of Certain Beneficial Owners and Management" and "Item 1. Business - Nasdaq's Strategic Initiatives - Pursuing Global Market Expansion - Nasdaq Japan, Inc."

In connection with Nasdaq's Equity Incentive Plan, officers of Nasdaq received awards of options to purchase shares of Common Stock and/or restricted shares of Common Stock. See "Item 9. Market Price of and Dividends on Registrants' Common Equity and Related Stockholder Matters." Directors and officers may receive equity-based awards in the future. In connection with Nasdaq's Employee Stock Purchase Plan, employees (including employees who are directors) have the opportunity to purchase shares of Common Stock.

Item 8.  Legal Proceedings.

Nasdaq is not currently a party to any litigation that it believes could have a material adverse effect on its business, financial condition, or operating results. However, from time to time, Nasdaq has been threatened with, or named as a defendant, in lawsuits.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

No established public trading market exists for the Common Stock.

As of April 25, 2001 there were outstanding options to purchase an aggregate of 9,659,290 shares of Common Stock that were granted to officers and employees of Nasdaq and its subsidiaries. In the first quarter of 2001, Nasdaq awarded an aggregate of 534,850 shares of restricted Common Stock to officers and employees of Nasdaq and its subsidiaries. In addition, there are currently outstanding Warrants to purchase 43,231,976 shares of Common Stock that were issued in the Restructuring. The shares underlying the Warrants are all issued and outstanding and held by the NASD. The Subordinated Debentures will be convertible at any time prior to their maturity for an aggregate of 12,000,000 shares of Common Stock, subject to adjustment.

All 76,992,671 shares of Common Stock beneficially owned by the NASD as of May 3, 2001 are subject to sale pursuant to Rule 144 under the Securities Act, subject to the limitations set forth therein and other contractual limitations. In aggregate, Nasdaq has agreed to register, subject to certain terms and conditions, the shares of Common Stock underlying the Subordinated Debentures currently held by Hellman & Friedman. The Subordinated Debentures are currently convertible into an aggregate of 12,000,000 shares of Common Stock, subject to adjustment.

As of April 17, 2001, Nasdaq had approximately 1,878 holders of record of its Common Stock.

Nasdaq does not pay, and does not anticipate paying in the foreseeable future, any cash dividends on its common equity.

Item 10.  Recent Sales of Unregistered Securities.

In Phase I, on June 28, 2000, Nasdaq sold an aggregate of 23,663,746 shares of Common Stock for an aggregate consideration of $260,301,206 to investors consisting of NASD members, Nasdaq market participants, issuers with securities quoted on Nasdaq, and other strategic partners. In Phase II , on January 18, 2001, Nasdaq sold an aggregate of 5,028,797 shares of Common Stock for an aggregate consideration of $65,374,361 to investors consisting of NASD members, Nasdaq market participants, issuers with securities quoted on Nasdaq, and other strategic partners. The shares of Common Stock sold by Nasdaq in Phase I and Phase II were issued in private transactions exempt under Regulation D of the Securities Act.

On May 3, 2001, Nasdaq issued and sold $240,000,000 in aggregate principal amount of its Subordinated Debentures to Hellman & Friedman. The Subordinated Debentures are currently convertible into an aggregate of 12,000,000 shares of Common Stock, subject to adjustment. Hellman & Friedman owns approximately 9.8 percent of Nasdaq on an as-converted basis. Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. The Subordinated Debentures were sold in a private transaction pursuant to
Section 4(2) of the Securities Act, which exempts sales of securities that do not involve a public offering.

As of April 25, 2001, Nasdaq granted options to purchase an aggregate of 9,659,290 shares of Common Stock to officers and employees of Nasdaq and its subsidiaries pursuant to its Equity Incentive Plan. In addition, in 2001, Nasdaq has awarded an aggregate of 534,850 shares of restricted Common Stock to officers and employees of Nasdaq and its subsidiaries pursuant to its Equity Incentive Plan. A maximum of 500,000 shares of Common Stock have been approved by Nasdaq for sale pursuant to its Employee Stock Purchase Plan for the first offering period ending June 29, 2001. All the foregoing grants of options and restricted Common Stock and sales of shares of Common Stock were made, or will be made, pursuant to Rule 701 under the Securities Act, which exempts issuances of securities under certain written compensatory employee benefit plans.

Item 11.  Description of Registrant's Securities to be Registered.

General

The authorized capital stock of Nasdaq consists of 300,000,000 shares of Common Stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share. As of May 4, 2001, there were 110,765,855 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that any person, other than the NASD or any other person as may be approved for such exemption by the Nasdaq Board prior to the time such person owns more than 5% of the then outstanding shares of Common Stock, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding shares of Common Stock will be unable to exercise voting rights in respect of any shares in excess of 5% of the then outstanding shares of Common Stock. At any meeting of the stockholders of Nasdaq, a majority of the shares of Common Stock in respect of which voting rights can be exercised will constitute a quorum for such meeting. In response to the SEC's concern about a concentration of ownership of Nasdaq, Nasdaq's Exchange Registration application includes a rule that prohibits any member of Nasdaq or a person associated with such member from beneficially owning more than 5% of the outstanding shares of Common Stock.

Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit holders of the Subordinated Debentures to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the five percent voting limitation. Under the Certificate of Incorporation, Nasdaq's Board may waive the application of the 5% voting limitation to persons other than brokers, dealers, their affiliates, and persons subject to statutory disqualification under Section 3(a)(39) of the Exchange Act. In the event that the Nasdaq Board approves an exemption from the five percent voting limitation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq has agreed to grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Nasdaq Board out of funds legally available for them. In the event of liquidation, dissolution, or winding up of Nasdaq, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

The Nasdaq Board may provide by resolution for the issuance of preferred stock, in one or more series, and to fix the powers, preferences, and rights, and the qualifications, limitations, and restrictions thereof, of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund psovisions, if any, and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the Common Stock and could adversely affect the voting and other rights of the holders of Common Stock.

Certain Provisions of the Certificate of Incorporation and By-Laws

Some provisions of the Certificate of Incorporation and By-Laws, which provisions are summarized above and in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

The Nasdaq Board is divided into three classes, with one class to be elected each year to serve a three-year term. As a result, approximately one-third of the Nasdaq Board will be elected each year. These provisions, when coupled with the provision limiting the voting rights of certain persons, other than the NASD, and the provision authorizing the Nasdaq
Board to fill vacant directorships or increase the size of the Nasdaq
Board, may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the Nasdaq Board by filling the vacancies created by such removal with its own nominees. In addition, stockholders of Nasdaq can only remove directors for cause with an affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of capital stock of Nasdaq eligible to vote for directors.

The Nasdaq Board has resolved that Frank E. Baxter, Alfred R. Berkeley III, Michael W. Brown, John D. Markese, and Arvind Sodhani will serve as Class 1 directors whose terms expire at the 2001 Annual Meeting; that H. Furlong Baldwin, F. Warren Hellman, Richard C. Romano, Sir Martin Sorrell, and Frank G. Zarb will serve as Class 2 directors whose terms expire at the 2002 annual meeting of stockholders and; that Michael Casey, E. Stanley O'Neal, Vikram S. Pandit, David S. Pottruck, and Arthur Rock will serve as Class 3 directors whose terms expire at the 2003 annual meeting of stockholders.

Pursuant to the Certificate of Incorporation and the By-Laws, the Nasdaq Board, at its discretion, is authorized to fix the number of directors constituting the Nasdaq Board. The number of voting directors on the Nasdaq Board is currently fixed at 15, consisting of five Class I directors, five Class 2 directors, and five Class 3 directors. On April 25, 2001 the Nasdaq Board resolved to increase the number of voting members from 15 to 18, increasing the size of each class by one, effective immediately following the 2001 Annual Meeting. The Nasdaq Board has elected William S. Cohen, a Class 1 director, Dr. Josef Ackermann, a Class 2 director, and John D. Markese, a Class 3 director to fill these new vacancies effective upon such increase in the size of the Nasdaq Board. At the 2001 Annual Meeting, Nasdaq has nominated Frank E. Baxter, Michael W. Clark, Kenneth D. Pasternak, Hardwick Simmons, and Arvind Sodhani for election to the Nasdaq Board. Alfred R. Berkeley, III, Michael W. Brown, and John D. Markese will not stand for re-election as Class 1 directors at the 2001 Annual Meeting, although Mr. Markese will be elected as a Class 3 director effective immediately after the 2001 Annual Meeting.

Pursuant to the By-Laws, the number of Non-Industry Directors (as defined below), including at least one Public Director (as defined below) and at least two representatives of Nasdaq- listed companies (an "Issuer Representative"), is required to equal or exceed the number of Industry Directors (as defined below), unless the Nasdaq Board consists of 9 or fewer directors. In such case only one director is required to be an Issuer Representative.

If a director position becomes vacant, whether because of death, disability, disqualification, removal, or resignation, Nasdaq's Nominating Committee will nominate, and the Nasdaq Board will elect by majority vote, a person satisfying the classification (Industry, Non- Industry, or Public Director), if applicable, for the directorship to fill such vacancy, except that if the remaining term is not more than six months, no replacement is required.

         The following is a general description of Nasdaq's director classifications:

        o Industry Director means a Director (excluding any two officers of Nasdaq, selected at the sole discretion of the Nasdaq Board, amongst those officers who may be serving as directors (the "Staff Directors")) who (i) has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10 percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10 percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of the broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the director or member or 20 percent or more of the gross revenues received by the director's or member's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the director or 20 percent or more of the gross revenues received by the director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the NASD, NASDR, Nasdaq, or Amex or has had any such relationship or provided such services at any time within the prior three years.

         o Non-Industry Director means a Director (excluding the Staff Directors) who is (i) a Public Director; (ii) an officer or employee of an issuer of securities listed on The Nasdaq Stock Market, or traded in the over-the-counter market; or (iii) any other individual who would not be an Industry Director.

         o Public Director means a Director who has no material business relationship with a broker or dealer, the NASD, NASDR, or Nasdaq.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

The By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at Nasdaq's principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, that in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after such anniversary date, notice by the stockholder in order to be timely must be received not earlier than 120 days prior to the meeting and not later than the later of 90 days prior to the meeting and the close of business on the 10th day following the date on which notice of the date of the annual meeting was first made public. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not earlier than 120 days prior to the meeting and later than the later of 90 days prior to the meeting and the close of business on the 10th day following the day on which public disclosure of the date of the special meeting and Nasdaq's nominees was first made. In addition, the By-Laws specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Stockholder Action; Special Meeting of Stockholders

The Certificate of Incorporation provides that stockholders are not entitled to act by written consent in lieu of a meeting. Delaware law vests the board of directors of a Delaware corporation with the authority to call special meetings of stockholders and permits the corporation to authorize in its certificate of incorporation or by-laws other persons to also have such authority. The Certificate of Incorporation and By-Laws do not vest any other persons with such authority.

Amendments; Supermajority Vote Requirements

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. The Certificate of Incorporation imposes supermajority stockholder vote (66%) requirements in connection with stockholder amendments to the By- Laws and in connection with the amendment of certain provisions of the Certificate of Incorporation, including those provisions of the Certificate of Incorporation relating to the limitations on voting rights of certain persons, the classified board of directors, removal of directors, and prohibitions on stockholder action by written consent.

Authorized But Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult, or discourage an attempt to obtain control of Nasdaq by means of a proxy contest, tender offer, merger or otherwise.

Transfer Restrictions on Common Stock

The shares of Common Stock cannot be, directly or indirectly, offered, sold, gifted, pledged, assigned, transferred, or otherwise disposed of (each, for the purposes hereof, a "Transfer") except subject to all applicable laws and:

(1)      with the prior written consent of Nasdaq; or

(2) until the earlier of (i) the date on which a registration statement filed with the SEC in connection with an initial public offering of shares of Common Stock is declared effective (the "Effective Date"), or (ii) the expiration of two years following June 28, 2000 if a registration statement has not been filed with the SEC in connection with an initial public offering of shares of Common Stock during such two-year period; provided, however, that Nasdaq may elect, in its sole discretion, to further restrict the Transferability of any shares of Common Stock including, without limitation, the shares of Common Stock purchased upon exercise of any Warrants, for a period of 180 days following the Effective Date by giving written notice of such election to holders of Common Stock at least 10 days prior to the Effective Date; or

(3) to a Majority Affiliate. Any Transfer to a Majority Affiliate for consideration will require that the transferor deliver to Nasdaq, an opinion of the transferor's counsel to the effect that the Transfer of securities by the transferor to a Majority Affiliate
         (A) complies with the transfer restriction provisions set forth herein and (B) does not require registration under the Securities Act or registration or qualification under any applicable state securities laws. Any Transfer to a Majority Affiliate without consideration will require the transferor to make a written representation to Nasdaq that the Transfer complies with the provisions set forth in this section and was made without consideration.

         The following terms are defined as set forth below:

         "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person.

         "Majority Affiliate" of any Person means an Affiliate of such
Person: (a) a majority of the voting stock or beneficial ownership of which is owned by such Person, or by any Person who, directly or indirectly, owns a majority of the voting stock or beneficial ownership of such Person; (b) who, directly or indirectly, owns a majority of the voting stock or beneficial ownership of such Person; and (c) any Majority Affiliate of any Affiliate described in clause (a) or clause (b) above.

         "Person" means any individual, company, limited liability company, corporation, trust, estate, association, nominee, or other entity.

Delaware Business Combination Statute

Nasdaq is organized under Delaware law.

Delaware law generally prohibits a publicly-held or widely-held corporation from engaging in a "business combination" with an "interested stockholder" for three years after the stockholder becomes an interested stockholder. An "interested stockholder" is a person who directly or indirectly owns 15% or more of the corporation's outstanding voting stock. A "business combination" includes a merger, asset sale or other transaction that results in a financial benefit to the interested stockholder. However, Delaware law does not prohibit these business combinations if:

(1) before the stockholder becomes an interested stockholder the corporation's board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) after the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation's outstanding voting stock (excluding certain shares); or

(3) the corporation's board approves the business combination and the holders of at least two-thirds of the corporation's outstanding voting stock that the interested stockholder does not own authorize the business combination at a meeting of stockholders.

Item 12.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such person under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. The Certificate of Incorporation and By-Laws provide that Nasdaq shall indemnify its directors, officers, employees, and members of the Nasdaq Listing and Hearing Review Council to the fullest extent permitted by Delaware law. Nasdaq, in its discretion, may indemnify its agents to the fullest extent and under the circumstances permitted by the Delaware General Corporation Law. The directors and officers of Nasdaq are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they may not be indemnified by Nasdaq.

Item 13.  Financial Statements and Supplementary Data.

The following table presents selected quarterly financial data for Nasdaq. The data presented in this table are derived from "Selected Consolidated Financial Data of Nasdaq" and the consolidated financial statements and notes thereto which are included elsewhere in this Registration Statement. You should read those sections for a further explanation of the financial data summarized here. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Nasdaq" section, which describes a number of factors which have affected Nasdaq's financial results. The consolidated financial statements are as set forth in the "Index to Consolidated Financial Statements" on page F-1.


                     Selected Quarterly Financial Data
                   (in thousands, except EPS information)


                         1st Qtr    2nd Qtr    3rd Qtr     4th Qtr
                          1999        1999      1999         1999    Total 1999

Revenues                $133,860   $152,833   $169,136    $178,419   $634,248
Total expenses            93,552    108,610    122,751     176,966    501,879
Net operating income      40,308     44,223     46,385       1,453    132,369
Interest                   2,497      3,314      3,425       2,964     12,201
Taxes                    (16,456)   (20,483)   (19,332)    (2,150)   (58,421)
Net income                26,350     27,054     30,478       2,267     86,149
Basic and diluted EPS      $0.26      $0.27      $0.30       $0.02      $0.86

                         1st Qtr    2nd Qtr    3rd Qtr     4th Qtr
                          2000        2000      2000         2000    Total 2000

Revenues                 $219,312  $226,421   $213,321    $208,954   $868,009
Total expenses            131,708   140,228    162,127     199,783    633,847
Net operating income       87,604    86,193     51,194       9,171    234,162
Interest                    2,225     3,240      5,727       8,919     20,111
Taxes                    (36,114)   (35,070)   (28,170)    (5,663)  (105,018)
Net income                 53,715    54,362     28,751      13,299    150,127
Basic and Diluted EPS       $0.54     $0.54      $0.23       $0.11      $1.34


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.  Financial Statements and Exhibits.

   (a) List separately all financial statements filed.

   See "Index to Consolidated Financial Statements."

   (b) Exhibits.

Exhibit
Number

3.1      Restated Certificate of Incorporation of The Nasdaq Stock Market,
         Inc.(+)

3.2      By-Laws of The Nasdaq Stock Market, Inc.(+)

4.1      Form of Common Stock certificate.(+)

7A Qualitative Disclosure about market risk (incorporated herein by reference to "Item 2 - Financial Information" of this Form 10).

9.1 Voting Trust Agreement dated June 28, 2000, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

9.2 First Amendment to the Voting Trust Agreement, dated as of January 18, 2001, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

10.1 Network Service Agreement, dated November 19, 1997, between MCI Telecommunications Corporation and The Nasdaq Stock Market, Inc.*(+)

10.2 Consolidated Agreement, between Unisys Corporation and The Nasdaq Stock Market, Inc.*(+)

10.3 Network User License Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.4 Software License and Services Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.5 Regulatory Services Agreement, dated June 28, 2000, between NASD Regulation, Inc. and The Nasdaq Stock Market, Inc.*(+)

10.6 Separation and Common Services Agreement, dated as of June 28, 2000, between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.7     The Nasdaq Stock Market, Inc. Employee Stock Purchase Plan.(+)

10.8     The Nasdaq Stock Market, Inc. Equity Incentive Plan.(+)

10.9 Securities Purchase Agreement, dated as of March 23, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P. and the other purchasers listed in the signature pages thereto.(+)

10.9.1 Securityholders Agreement, dated as of May 3, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., and the other securityholders listed on the signature pages thereto.

10.10 Purchase and Sale Agreement, dated March 23, 2001, by and between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.11    Employment Agreement between the National Association of
         Securities Dealers, Inc. and Frank G. Zarb effective on February 24, 1997.(+)

10.12 Instrument of Amendment, dated March 18, 1998, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997.(+)

10.13    Instrument of Amendment, dated as of August 20, 1999, to
         Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998.(+)

10.14 Instrument of Amendment, dated March 30, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999.(+)

10.15 Instrument of Amendment, effective as of July 27, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000.(+)

10.16 Instrument of Amendment, effective as of November 1, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000, and as of July 27, 2000.(+)

10.17 Instrument of Amendment, effective as of April 25, 2001, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as subsequently amended effective March 18, 1998, August 20, 1999, March 30, 2000, July 27, 2000 and November 1, 2000.(+)

10.18 Employment Agreement by and between The Nasdaq Stock Market, Inc. and J. Patrick Campbell, effective as of December 29, 2000.(+)

10.19 Employment Agreement by The Nasdaq Stock Market, Inc. and John L. Hilley, effective as of December 29, 2000.(+)

10.20 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Richard G. Ketchum, effective as of December 29, 2000.(+)

10.21 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Hardwick Simmons, dated as of January 31, 2001.(+)

11 Statement regarding computation of per share earnings (incorporated herein by reference to "Item 2. Financial Information" of this Form
         10).

12       Computations of Ratios (not applicable).

21.1     List of all subsidiaries.(+)

------------------------------------

* Confidential treatment has been requested from the Securities and Exchange Commission for certain portions of this exhibit.

(+) Previously filed with The Nasdaq Stock Market, Inc.'s Registration
    Statement on Form 10 (file number 000-32651) filed on April 30, 2001.


                                 SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, as amended, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          THE NASDAQ STOCK MARKET, INC.


                                          By: /s/ Edward S. Knight
                                             ----------------------------------

                                          Name:   Edward S. Knight
                                          Title:  Executive Vice President
                                                  and General Counsel

Date:  May 14, 2001




                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

         The following audited, and consolidated financial statements of The Nasdaq Stock Market, Inc. and its subsidiaries are presented herein on the page indicated:

Report of Independent Auditors.............................................F -2

Consolidated Balance Sheets................................................F -3

Consolidated Statements of Income..........................................F -5

Consolidated Statements of Changes in Stockholders' Equity.................F -6

Consolidated Statements of Cash Flows......................................F -7

Notes to Consolidated Financial Statements.................................F -8




                       Report of Independent Auditors

Board of Directors
The Nasdaq Stock Market, Inc.

          We have audited the accompanying consolidated balance sheets of The Nasdaq Stock Market, Inc. ("Nasdaq") (a majority owned subsidiary of the National Association of Securities Dealers, Inc.) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of Nasdaq's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Nasdaq Stock Market, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

          As discussed in Note 3 to the consolidated financial statements, effective January 1, 1999, Nasdaq adopted Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

                                                          Ernst & Young LLP

Washington, D.C.
January 26, 2001






                                                The Nasdaq Stock Market, Inc.

                                                 Consolidated Balance Sheets
                                             (In thousands, except share amounts)


                                                                              December 31,

                                                                        2000             1999
                                                                   ---------------------------------
Assets
Current assets:
    Cash and cash equivalents                                       $   262,257      $  10,598
    Investments:
       Available-for-sale, at fair value                                232,090        153,566
       Held-to-maturity, at amortized cost                               21,967         10,697
    Receivables, net                                                    172,660        112,403
    Receivables from related parties                                      8,250          7,168
    Deferred tax asset                                                    5,763          5,213
    Other current assets                                                 14,869         12,701
                                                                   ---------------------------------
Total current assets                                                    717,856        312,346

Investments:
    Held-to-maturity, at amortized cost                                   6,612         17,720
Property and equipment:
   Land, buildings and improvements                                      80,727         56,173
   Data processing equipment and software                               370,066        246,999
   Furniture, equipment and
        leasehold improvements                                          134,638        101,658
                                                                   ---------------------------------
                                                                        585,431        404,830
   Less accumulated depreciation and amortization                      (252,380)      (192,719)
                                                                   ---------------------------------
Total property and equipment, net                                       333,051        212,111

Investment in warrants, at cost                                               -         33,480
Other assets                                                             17,798          2,597
                                                                   ---------------------------------
Total assets                                                        $ 1,075,317      $ 578,254
                                                                   =================================


See accompanying notes to consolidated financial statements.




                                                The Nasdaq Stock Market, Inc.

                                                 Consolidated Balance Sheets
                                             (In thousands, except share amounts)


                                                                              December 31,

                                                                        2000             1999
                                                                   ---------------------------------
Liabilities
Current liabilities:
   Accounts payable and accrued expenses                           $      117,867      $   68,585
   Accrued personnel costs                                                 37,273          30,505
   Deferred revenue                                                         6,068           9,787
   Other accrued liabilities                                               29,306          17,839
   Due to banks                                                            13,876           8,819
   Payables to related parties                                             19,158          11,742
                                                                   ---------------------------------
Total current liabilities                                                 223,548         147,277


Long-term debt                                                             25,000          25,000
Accrued pension costs                                                      10,390           7,073
Non-current deferred tax liability,  net                                   26,782          10,928
Deferred revenue, investment in warrants, at cost                               -          33,480
Other liabilities                                                           9,153           2,484
                                                                   ---------------------------------
Total long-term liabilities                                                71,325          78,965


Total liabilities                                                         294,873         226,242

Minority interests                                                         15,543               -

Stockholders' Equity
Common stock, $.01 par value, 300,000,000 authorized,
    123,663,746 issued and outstanding                                      1,237           1,000
Additional paid-in capital                                                265,603             149
Unrealized gains on available-for-sale investments, net of tax                321           1,742
Foreign currency translation, net of minority interests                    (1,508)              -
   of ($1,185) in 2000
Retained earnings                                                         499,248         349,121
                                                                   ---------------------------------
Total stockholders' equity                                                764,901         352,012
                                                                   ---------------------------------
Total liabilities, minority interest and stockholders' equity      $    1,075,317      $  578,254
                                                                   =================================

See accompanying notes to consolidated financial statements.




                                                The Nasdaq Stock Market, Inc.

                                              Consolidated Statements of Income
                                             (In thousands, except share amounts)



                                                                Years ended December 31,

                                                     2000                1999               1998
                                               ------------------------------------------------------------
Revenue
Transaction services                              $  395,123          $  283,652       $   160,506
Market information services                          258,251             186,543           152,665
Issuer services                                      184,595             163,425           137,344
Other                                                 30,040                 628               308
                                               ------------------------------------------------------------
Total revenue                                        868,009             634,248           450,823
                                               ------------------------------------------------------------


Expenses
Compensation and benefits                            133,496              98,129            78,565
Marketing and advertising                             45,908              62,790            42,483
Depreciation and amortization                         65,645              43,696            34,984
Professional and contract services                    61,483              35,282            35,127
Computer operations and data communications
                                                     138,228             100,493            72,111
Travel, meetings and training                         12,113              10,230             7,750
Occupancy                                             14,766               6,591             5,354
Publications, supplies and postage                     7,181               4,670             5,208
Other                                                 26,505              24,809            16,704
                                               ------------------------------------------------------------
Total direct expenses                                505,325             386,690           298,286
                                               ------------------------------------------------------------

Support cost from related parties, net               128,522             115,189           100,841
                                               ------------------------------------------------------------
Total expenses                                       633,847             501,879           399,127
                                               ------------------------------------------------------------


Net operating income                                 234,162             132,369            51,696
Interest                                              20,111              12,201             9,269
Provision for income taxes                          (105,018)            (58,421)          (26,010)
Minority interests in earnings                           872                  -                  -
                                               ------------------------------------------------------------
Net income                                        $  150,127          $   86,149         $  34,955
                                               ============================================================


                                               ============================================================
Basic earnings per common share                   $    1.34           $     0.86         $    0.35
                                               ============================================================


See accompanying notes to consolidated financial statements.






                                                The Nasdaq Stock Market, Inc.

                                  Consolidated Statements of Changes in Stockholders' Equity
                                             (In thousands, except share amounts)



                                                                                                           Accumulated
                                            Number of                       Additional                        Other
                                           Common Shares        Common        Paid in        Retained     Comprehensive
                                           Outstanding(1)      Stock (1)    Capital(1)       Earnings     Income (Loss)     Total
                                         ------------------------------------------------------------------------------------------


Balance, January 1, 1998                      100,000,000         1,000      $    149       $  228,017             -     $229,166
    Net income                                          -             -             -          34,955              -       34,955
    Unrealized gains on                                                                                                 -----------
      available-for-sale investments,                   -             -             -               -       $  2,020
      net of tax of $1,088                                                                                                  2,020
                                                                                                                        -----------
    Comprehensive income                                -             -             -               -              -       36,975
                                          -----------------------------------------------------------------------------------------
Balance, December 31, 1998                    100,000,000         1,000           149         262,972          2,020      266,141
    Net income                                          -             -             -          86,149              -       86,149
    Unrealized losses on
      available-for-sale investments,                   -             -             -               -           (278)        (278)
      net of tax of $(149)
                                                                                                                         ----------
    Comprehensive income                                -             -             -               -              -       85,871
                                          -----------------------------------------------------------------------------------------
Balance, December 31, 1999                    100,000,000         1,000           149         349,121          1,742      352,012
    Net income                                          -             -             -         150,127              -      150,127
    Unrealized losses on
      available-for-sale investments, net               -             -                             -         (1,421)      (1,421)
      of tax of $(765)                                                              -
    Foreign currency translation, net of
        Minority interests of $(1,185)                  -             -                             -         (1,508)
                                                                                    -                                      (1,508)
                                                                                                                         ----------
    Comprehensive income                                -             -             -               -              -      147,198
    Capital contribution                                -             -         30,000              -              -       30,000
    Minority interest resulting from
      original share of equity in
      Nasdaq Europe                                     -             -        (17,600)             -              -      (17,600)
    Net proceeds from Phase I offering         23,663,746      $    237        253,054              -              -      253,291
                                           ========================================================================================
    Balance, December 31, 2000                123,663,746      $  1,237      $ 265,603       $ 499,248      $  (1,187)   $ 764,901
                                           ========================================================================================

See accompanying notes to consolidated financial statements.

(1) Gives effect to the June 28, 2000 49,999-for-one stock dividend of the shares of Common Stock for years December 31, 1998 and 1999.






                                                The Nasdaq Stock Market, Inc.

                                             Consolidated Statement of Cash Flows
                                                        (In thousands)



                                                            Years ended December 31,
                                                     2000              1999             1998
                                               -----------------------------------------------------

Cash flow from operating activities
Cash received from customers                     $     713,036     $     527,946    $   400,918
Cash paid to suppliers and employees                  (281,387)         (248,173)      (212,006)
Cash paid to related parties, net                     (122,188)         (104,761)      (109,563)
Income taxes paid                                     (101,171)          (49,992)       (24,131)
Interest received, net                                  19,624            10,320          7,699
Other                                                    4,782              (715)        (6,194)
                                                 -----------------------------------------------------
Cash provided by operating activities                  232,696           134,625         56,723
Cash flow from investing activities
Proceeds from redemptions of
   available-for-sale investments                      154,931           107,328              -
Purchases of available-for-sale investments           (237,569)         (131,291)             -
Proceeds from maturities of held-to-maturity
   investments                                          10,811            30,743        100,845
Purchases of held-to-maturity investments              (10,973)          (30,990)      (129,624)
Purchases of property and equipment, net              (186,585)         (106,447)       (29,371)
                                                 -----------------------------------------------------
Cash used in investing activities                     (269,385)         (130,657)       (58,150)
Cash flow from financing activities
Increase in due to banks                                 5,057             3,876            156
Proceeds from Phase I private placement                253,291                 -              -
   offering
Contributions from minority shareholders                30,000                 -              -
                                                 -----------------------------------------------------
Cash provided by financing activities                  288,348             3,876            156
Increase (decrease) in cash and cash                   251,659             7,844         (1,271)
   equivalents
Cash and cash equivalents at beginning of               10,598             2,754          4,025
   period
                                                 -----------------------------------------------------
Cash and cash equivalents at end of period       $     262,257     $      10,598    $     2,754
                                                 =====================================================
Reconciliation of net income to cash provided
   by operating activities
Net income                                       $     150,127     $      86,149    $    34,955
Depreciation and amortization                           65,645            43,696         34,984
Minority interests in earnings                            (872)                -              -
Increase in receivables, net                           (60,257)          (39,897)       (18,762)
(Increase) decrease in receivables from
   related parties                                      (1,082)            2,497         (6,670)
Increase in other current assets                        (2,168)           (6,521)          (380)
Increase in deferred tax asset                            (550)           (1,316)             -
Decrease (increase) in other assets                    (15,201)            4,866         (4,688)
Increase in accounts payable and accrued                49,282            18,815          7,607
   expenses
Increase in accrued personnel costs                      6,768             9,660          3,966
(Decrease) increase in deferred revenue                 (3,719)            1,413          2,758
Increase in other accrued liabilities                   11,467             2,569          9,545
Increase (decrease) in payables to related               7,416             7,931         (2,052)
   parties
Increase (decrease) in accrued pension costs             3,317             2,507         (3,414)
Increase in non-current deferred tax                    15,854             2,770              -
   liability,  net
Increase (decrease) in other liabilities                 6,669              (514)        (1,126)
                                               -----------------------------------------------------
Cash provided by operating activities            $     232,696     $     134,625    $    56,723


See accompanying notes to consolidated financial statements.





                          The Nasdaq Stock Market, Inc.

                   Notes to Consolidated Financial Statements
                                 (In thousands)


1.   Organization and Nature of Operations

The Nasdaq Stock Market, Inc. ("Nasdaq") is the parent company of Nasdaq Global Holdings ("Nasdaq Global"); Quadsan Enterprises, Inc. ("Quadsan"); Nasdaq Tools, Inc. ("Nasdaq Tools"); Nasdaq Investment Product Services, Inc. ("NIPS"); and Nasdaq International Market Initiatives, Inc. ("NIMI"); collectively referred to as Nasdaq. Nasdaq is a majority owned subsidiary of the National Association of Securities Dealers, Inc. (the "NASD").

At a special meeting of the NASD members held on April 14, 2000, more than a majority of NASD members approved a plan to broaden the ownership in Nasdaq through a two-phase private placement of (1) newly-issued shares of Common Stock, and (2) Common Stock and Warrants to purchase shares of Common Stock owned by the NASD (the "Restructuring"), to NASD members, Nasdaq market participants, Nasdaq issuers, institutional investors and other strategic partners. The Restructuring is intended, among other things, to strategically realign the ownership of Nasdaq, minimize potential conflicts of interest between Nasdaq and NASD Regulation, Inc. ("NASDR") and allow Nasdaq to respond to current and future competitive challenges caused by technological advances and the increasing globalization of financial markets.

In connection with the first phase ("Phase I") of the Restructuring, (1) the NASD separated The American Stock Exchange LLC ("Amex") from The Nasdaq-Amex Market Group, Inc. ("Market Group"), a holding company which was a subsidiary of the NASD; (2) Market Group was then merged with and into Nasdaq; (3) Nasdaq then effected a 49,999-for-one stock dividend creating 100 million shares of Common Stock outstanding (all of which were initially owned by the NASD); and (4) Nasdaq authorized the issuance of an additional 30.9 million in new shares to be offered for sale by Nasdaq. All share and per share amounts have been retroactively adjusted to reflect the June 28, 2000 49,999-for-one stock dividend.

Phase I of the Restructuring closed on June 28, 2000 with Nasdaq selling
23.7 million of its newly issued shares, yielding net proceeds of approximately $253.3 million. As of December 31, 2000, the NASD owned approximately 81% of Nasdaq. During Phase I of the Restructuring, the NASD sold Warrants to purchase shares of Nasdaq Common Stock, that if fully exercised, would decrease the NASD's ownership to approximately 60%. The second phase ("Phase II") of the Restructuring closed on January 18, 2001 (see note 14).

Nasdaq uses a multiple market maker system to operate an electronic, screen-based equity market. Nasdaq's principal business products are price discovery and trading services, listing of issues, and the sale of related data and information. The majority of this business is transacted with listed companies, market data vendors and firms in the broker/dealer industry within the United States.

Nasdaq Global, which is incorporated in Switzerland, is the holding company for Nasdaq's investments in Nasdaq Europe Planning Company Limited, Nasdaq Europe S.A./N.V. and Nasdaq Japan, Inc. ("Nasdaq Japan"). Quadsan Enterprises, Inc. ("Quadsan") is a Delaware Investment Holding Company which provides investment management services for Nasdaq. Nasdaq Investment Product Services, Inc. ("NIPS") is the sponsor of the Nasdaq-100 Trust, Series I. Nasdaq International Market Initiatives, Inc. ("NIMI") offers a variety of consulting services to assist emerging and established securities markets around the world with both technology applications and regulation. Nasdaq Tools, Inc. ("Nasdaq Tools") provides software products and services related to the broker/dealer industry to be used in conjunction with the Nasdaq Workstation II ("NWII") software.

2.   Significant Transactions

In February 2000, the NASD signed a joint venture agreement to form Nasdaq Europe Planning Company Limited. To establish Nasdaq Europe Planning Company Limited, the NASD contributed capital of $10.0 million and three other investors contributed $10.0 million each. In exchange for the capital contribution, the NASD received an ownership interest of 56%. As a part of the Restructuring, the NASD's ownership interest in Nasdaq Europe was transferred to Nasdaq Global.

On March 7, 2000, Nasdaq acquired Financial Systemware, Inc. ("FSI", now known as Nasdaq Tools), a company which develops and markets a set of software utilities which can be loaded on a NWII terminal to enhance the features and functionalities of the NWII software. This acquisition has been accounted for using the purchase method of accounting, and accordingly, assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. The results of operations of Nasdaq Tools are included in the consolidated statements of income and stockholders' equity from the acquisition date. Periods prior to the acquisition date are not included in the consolidated statements of income and stockholders' equity.

Upon closing of the transaction, Nasdaq acquired 100% of FSI's issued and outstanding stock for $7.3 million. Goodwill recorded as a result of the acquisition is being recognized as expense on a straight-line basis over five years. Additionally, the Nasdaq Tools principals, the sellers, will collectively be paid $25.0 million. Of this amount, $10.0 million was paid upon closing and is being recognized as expense on a straight-line basis over five years. Five cash payments of $3.0 million each will be paid over the five years following closing, contingent upon the continued employment and development efforts of the Nasdaq Tools principals. The unamortized goodwill and other intangible assets related to the acquisition of Nasdaq Tools are $5.4 million and $8.3 million, respectively, as of December 31, 2000 and are included in other assets in the consolidated balance sheets.

In October 2000, Nasdaq Japan sold an approximately 15 percent stake for approximately $48 million to a group of 13 major Japanese, U.S. and European brokerages, thereby reducing Nasdaq Global's interest to approximately 39.1 percent. Nasdaq Japan will use the proceeds primarily for working capital and the development of a hybrid market model with quote and order functionality.

3.   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Nasdaq and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand cash and all non-restricted investments purchased with a remaining maturity of three months or less at the time of purchase. Such investments included in cash and cash equivalents in the consolidated balance sheets were $218.5 million and $7.1 million at December 31, 2000 and 1999, respectively.

Investments

Under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of investments at the time of purchase. Investments for which Nasdaq does not have the intent or ability to hold to maturity are classified as "available-for-sale" and are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments for which Nasdaq has the intent and ability to hold to maturity are classified as "held-to-maturity" and are carried at amortized cost. The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts and is included in interest income and interest expense as appropriate. Realized gains and losses on sales of securities are included in earnings using the specific identification method.

A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Receivables, Net

Nasdaq's receivables are concentrated with NASD member firms, market data vendors and Nasdaq issuers. Receivables are shown net of reserves for uncollectable accounts. Reserves are calculated based on the age and source of the underlying receivable and are tied to past collections experience. Total reserves netted against receivables in the consolidated balance sheets were $5.4 million and $3.0 million at December 31, 2000 and 1999, respectively.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Equipment acquired under capital leases is recorded at the lower of fair market value or the present value of future lease payments. Depreciation and amortization are provided on the straight-line method. Estimated useful lives generally range from 10 years to 40 years for buildings and improvements, 2 years to 5 years for data processing equipment and software, and 5 years to 10 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the improvement or the term of the applicable lease.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, such as obsolesence, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down is required, Nasdaq would prepare a discounted cash flow analysis to determine the amount of the write-down.

Deferred Revenue

Deferred revenues represent cash received and billed receivables which are unearned, until services are provided.

Revenue Recognition

Market information services revenues are based on the number of presentation devices in service and quotes delivered through those devices. Market information services revenues are recognized in the month that information is provided. Transaction services revenues are variable based on service volumes and are recognized as transactions occur. Issuer annual listing services revenues are recognized ratably over the following 12 month period. Issuer initial listing fees are recognized in the month listing occurs. Issuer additional share fees are recognized in the period the incremental shares are issued.

Advertising Costs

Nasdaq expenses advertising costs, which included media advertising and production cost, in the periods in which the costs are incurred. Media advertising and production costs included as marketing and advertising in the consolidated statements of income totaled $35.3 million, $45.3 million and $36.2 million for 2000, 1999, and 1998, respectively.

Software Costs

Significant purchased application software, and operational software that is an integral part of computer hardware, are capitalized and amortized on the straight-line method over their estimated useful lives. All other purchased software is charged to expense as incurred.

Nasdaq adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective January 1, 1999. The provisions of this SOP require certain costs incurred in connection with developing or obtaining internal use software to be capitalized. Unamortized capitalized software development costs of $37.8 million and $14.7 million as of December 31, 2000 and 1999, respectively, are carried in data processing equipment and software in the consolidated balance sheets. Amortization of costs capitalized under SOP 98-1 totaled $2.3 million and $0.5 million for 2000 and 1999 and is included in depreciation and amortization in the consolidated statements of income.

Income Taxes

Nasdaq and its subsidiaries are taxable entities. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse.

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average exchange rates during the year. Gains and losses on foreign currency translations are included in other expenses.

Minority Interests

Minority interests in the consolidated balance sheets represents the minority owners' share of equity as of the balance sheet date. Minority interests in the consolidated statements of income represents the minority owners' share of the income or loss of certain consolidated subsidiaries.

Classifications

Certain amounts for the prior year have been reclassified to conform with the 2000 presentation.

4.  Investments

Investments consist of U.S. Treasury securities, obligations of U.S. Government sponsored enterprises, municipal bonds, equity securities and other financial instruments. Following is a summary of investments classified as available-for-sale which are carried at fair value as of December 31, 2000:


                                                                                   Gross Unrealized
                                                                  Amortized
                                                                     Cost          Gain        Loss      Fair Value
                                                                 -----------------------------------------------------
Due in one year or less                                          $   89,094      $   204   $     (1)    $   89,297
Due after one year through five years                               123,433          665     (1,615)       122,483
Equity securities                                                    19,069        3,584     (2,343)        20,310
                                                                 -----------------------------------------------------
                                                                 $  231,596      $ 4,453   $ (3,959)    $  232,090
                                                                 =====================================================


Following is a summary of investments classified as held-to-maturity which are carried at amortized cost as of December 31, 2000:


                                                                                   Gross Unrealized
                                                                  Amortized
                                                                     Cost          Gain         Loss      Fair Value
                                                                 -----------------------------------------------------
Due in one year or less                                          $   21,967   $       19   $      (32)  $   21,954
Due after one year through five years                                 6,612           26            -        6,638
                                                                 -----------------------------------------------------
                                                                 $   28,579   $       45   $      (32)  $   28,592
                                                                 =====================================================


Following is a summary of investments classified as available-for-sale which are carried at fair value as of December 31, 1999:


                                                                                   Gross Unrealized
                                                                  Amortized
                                                                     Cost         Gain         Loss      Fair Value
                                                                 -----------------------------------------------------

Due in one year or less                                          $   17,472      $    43     $      -    $   17,515
Due after one year through five years                               114,288           94       (2,100)      112,282
Equity securities                                                    19,125        5,642         (998)       23,769
                                                                 -----------------------------------------------------
                                                                 $  150,885      $ 5,779     $ (3,098)   $  153,566
                                                                 =====================================================

Following is a summary of investments classified as held-to-maturity which are carried at amortized cost as of December 31, 1999:


                                                                                   Gross Unrealized
                                                                  Amortized
                                                                     Cost         Gain       Loss       Fair Value
                                                                 ---------------------------------------------------
Due in one year or less                                          $   10,697      $  7      $  (178)     $   10,526
Due after one year through five years                                17,720         -         (439)         17,281
                                                                 ---------------------------------------------------
                                                                 $   28,417      $  7      $  (617)     $   27,807
                                                                 ===================================================


At December 31, 2000 and 1999, investments with a carrying amount of approximately $28.0 million were pledged as collateral under Nasdaq's $25.0 million note payable.

5.       Fair Value of Financial Instruments

Nasdaq considers cash and cash equivalents, accounts receivable, investments, investments in subsidiaries, accounts payable and accrued expenses, due to banks, and long-term debt to be its financial instruments. The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, investments, accounts payable and accrued expenses, and due to banks closely approximate their fair values. The approximate fair value of Nasdaq's long-term debt was estimated using a discounted cash flow analysis, based on Nasdaq's assumed incremental borrowing rates for similar types of borrowing arrangements. This analysis indicates that the fair value of Nasdaq's long-term debt at December 31, 2000 and 1999 approximates its carrying amount. The fair value of its investments in subsidiaries is not determinable since these investments do not have quoted market prices.

6.       Long-Term Debt

In May 1997, Nasdaq entered into a $25.0 million note payable with a financial institution (the "Lender"). Principal payments are scheduled to begin in 2007 and continue in equal monthly installments until maturity in 2012. The note requires monthly interest payments through May 2007 at an annual rate of 7.41%. After May 2007, Nasdaq will incur interest equal to the Lender's cost of funds rate, as defined in the agreement, plus .5%. Interest expensed and paid under the agreement totaled approximately $1.9 million for each of the years ended December 31, 2000, 1999 and 1998.

7.       Income Taxes

The income tax provision includes the following amounts:


                                                             Years Ended December 31,
                                                     2000              1999             1998
                                               -----------------------------------------------------
Current income taxes:
    Federal                                    $     75,727       $     46,482      $     22,930
    State                                            14,208             11,599             5,196
                                               ------------------------------------------------------
Total current income taxes                           89,935             58,081            28,126

Deferred income taxes:
    Federal                                          12,081                273            (1,695)
    State                                             3,002                 67              (421)
                                               ------------------------------------------------------
Total deferred income taxes                          15,083                340            (2,116)

                                               ------------------------------------------------------
Total provision for income taxes               $    105,018       $     58,421      $     26,010
                                               ------------------------------------------------------

Income taxes paid during the periods           $    101,171       $     49,992      $     24,131



7.   Income Taxes

Reconciliations of the statutory United States federal income tax rates to the effective tax rates are as follows:


                                                             Years Ended December 31,
                                                     2000              1999             1998
                                               -----------------------------------------------------
Federal                                              35.0%           35.0%              35.0%
State                                                  3.8            5.2                5.1
Foreign losses without US benefit                      1.8              -                  -
Other, net                                             0.6            0.2                2.6
                                               -------------------------------------------------------
Effective rate                                       41.2%           40.4%              42.7%
                                               =======================================================


Components of Nasdaq's deferred tax assets and liabilities consisted of the following:


                                                               December 31,
                                                      2000                         1999
                                              --------------------        ---------------------
Deferred tax assets:
   Deferred fees                                 $     453                 $      2,233
   Compensation and benefits                           171                          179
   Bad debts                                         5,139                        2,801
                                              --------------------        ---------------------
Total deferred tax assets                            5,763                        5,213

Deferred tax liabilities:
   Depreciation                                    (12,492)                      (9,966)
   Software development costs                      (19,624)                      (5,184)
   Other                                             5,334                        4,222
                                              --------------------        ---------------------
Total deferred tax liabilities, net            $   (26,782)                $    (10,928)
                                              ====================        =====================


Due to the Nasdaq's foreign operations, it has approximately $3.9 million of foreign deferred tax assets, primarily Net Operating Losses and Start-Up costs. These in-country deferred tax assets have been fully reserved by an offsetting Valuation Allowance as it is not "more likely than not" that these deferred tax assets will be realized.

8.    Employee Benefits

Nasdaq is a participating employer in a noncontributory, defined-benefit pension plan, along with other arrangements, that the NASD maintains for the benefit of eligible employees of its subsidiaries. The benefits are primarily based on years of service and the employees' average salary during the highest 60 consecutive months of employment. The plan assets consist primarily of fixed income and equity securities.

The following table sets forth the plans' funded status and amounts recognized in the Nasdaq balance sheets of December 31:

                                                                               Pension Benefits
                                                                            2000                 1999
                                                                      ---------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                                 $   39,773         $    33,184
Service cost                                                                 4,543               3,304
Interest cost                                                                3,246               2,448
Actuarial losses                                                             5,488               7,363
Benefits paid                                                               (1,988)             (2,246)
(Gain) loss due to change in discount rate                                   2,605              (4,280)
                                                                      ---------------------------------------
Benefit obligation at end of year                                       $   53,667         $    39,773
                                                                     ---------------------------------------

Change in plan assets
Fair value of plan assets at beginning of year                          $   28,312         $    22,801
Actual return on plan assets                                                 2,058               5,276
Company contributions                                                        3,082               2,480
Benefits paid                                                               (1,988)             (2,245)
                                                                      ---------------------------------------
Fair value of plan assets at end of year                                $   31,464         $    28,312
                                                                      ---------------------------------------

Funded status of the plan (underfunded)                                 $  (22,203)            (11,461)
Unrecognized net actuarial gain                                              8,393               1,444
Unrecognized prior service cost                                                906                 976
Unrecognized transition obligation/(asset)                                    (390)               (447)
                                                                      ---------------------------------------
Accrued benefit cost                                                    $  (13,294)        $    (9,488)
                                                                      =======================================


As of December 31, 2000 and 1999, $2.9 million and $2.4, respectively, of the accrued pension liability is carried as current in the accounts payable and accrued expenses line of the consolidated balance sheets.

                                                                               Pension Benefits
                                                                            2000              1999
                                                                      ------------------------------------
Weighted-average assumptions as of December 31
Discount rate                                                               7.5%              8.0%
Expected return on plan assets                                              9.0               9.0
Rate of compensation increase                                               5.2               5.3




                                                                       Pension Benefits
                                                           2000             1999              1998
                                                     -----------------------------------------------------

Components of net periodic benefit cost
Service cost                                         $      4,543     $    3,304        $    2,817
Interest cost                                               3,246          2,448             2,039
Expected return on plan assets                            (2,533)         (2,261)           (1,693)
Amortization of unrecognized transition asset                (57)            (57)              (57)
Recognized net actuarial loss                                 145            101                65
Prior service cost recognized                                 131            133               131
Curtailment/settlement loss recognized                      1,296                   -                 -
                                                     -----------------------------------------------------
Benefit cost                                         $      6,771     $    3,668        $    3,302
                                                     =====================================================

Nasdaq also participates in a voluntary savings plan for eligible employees of the NASD and its subsidiaries. Employees are immediately eligible to make contributions to the plan and are also eligible for an employer contribution match at an amount equal to 100% of the first 4% of eligible employee contributions. Eligible plan participants may also receive an additional discretionary match from Nasdaq. Savings plan expense for the years ended December 31, 2000, 1999, 1998 was $3.7 million, $2.9 million, and $2.0 million, respectively. The expense included a discretionary match authorized by the NASD Board of Governors totaling $1.3 million for the year ended December 31, 2000, $1.3 million for the year ended December 31, 1999, and $1.0 million for the year ended December 31, 1998.

In October 2000, the Nasdaq Board of Directors (the "Nasdaq Board") approved the implementation of an equity incentive plan and an employee stock purchase plan. The plans will be submitted to Nasdaq stockholders for their approval. As of December 31, 2000, no grants have been made under the plans.

9.    Leases

Nasdaq leases certain office space and equipment in connection with its operations. The majority of these leases contain escalation clauses based on increases in property taxes and building operating costs. Certain of these leases also contain renewal options. Rent expense for operating leases was $9.9 million for the year ended December 31, 2000, $4.0 million for the year ended December 31, 1999 and $1.4 million for the year ended December 31, 1998.

Future minimum lease payments under noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:


Year ending December 31:
2001                                                     $     13,455
2002                                                           16,034
2003                                                           16,047
2004                                                           16,376
2005                                                           16,234
Remaining years                                               126,259
                                                        --------------------
Total minimum lease payments                             $    204,405
                                                        ====================


Future minimum lease payments under noncancellable capital leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:

Year ending December 31:
2001                                                    $      6,462
2002                                                           6,462
2003                                                           3,231
2004                                                               -
2005                                                               -
Remaining years                                                    -
                                                        --------------------
Total minimum lease payments                            $     16,155
                                                        ====================

10.   Warrants

In connection with the OptiMark, Inc. ("OptiMark") partnership, OptiMark agreed to issue to Nasdaq warrants to purchase up to an aggregate of 11.25 million shares of its common stock, $0.01 par value per share. The warrants are exercisable in several tranches upon the achievement of certain milestones, which are based primarily upon the average daily share volume of Nasdaq securities traded through the OptiMark Trading System. The first milestone was the warrant commencement date, which occurred on October 11, 1999. On that date, Nasdaq received two fully exercisable warrants from OptiMark to purchase 4.5 million shares. The first 2.25 million shares may be purchased at an exercise price of $5.00 per share. All remaining warrants provide that shares may be purchased at an exercise price of $7.00 per share. The warrants are exercisable through the earlier of (i) the last day that the OptiMark System continues to be available on all NWII workstations and (ii) the fifth anniversary of the warrant commencement date, or October 11, 2004. As of October 11, 1999, these warrants had a combined value of $33.5 million which is considered to be the cost of these warrants. The deferred revenue associated with these warrants was to be amortized into income based on share volume traded through the OptiMark System.

In September 2000, OptiMark announced a strategic change in its business that will allow it to focus on providing technology solutions to electronic marketplaces. As part of the change, OptiMark decided to suspend trading operations on the OptiMark System. As a result, Nasdaq management has concluded that its investment in warrants in OptiMark as well as the realization of the deferred revenue related to these warrants is impaired. Therefore, in September 2000, Nasdaq reduced its investment in warrants and related deferred revenue to zero. Nasdaq will monitor OptiMark's implementation of its new business model and assess the value of the warrants at each balance sheet date.

11.   Commitments and Contingencies

In November 1997, Nasdaq entered into an agreement with WorldCom Inc. to replace the existing data network that connects the Nasdaq market facilities to market participants. The contract contains a minimum guarantee of $300 million to be incurred through November 2003. Billings under the contract are $143.3 million as of December 31, 2000. Management anticipates that the minimum guarantee under the contract will be achieved.

In October 2000, Nasdaq entered into a contract with OptiMark under which OptiMark was engaged to provide software development services in connection with the development of the SuperMontage system. Nasdaq will pay OptiMark for the SuperMontage development for a period not to exceed twelve months. Additionally, OptiMark will be entitled to receive incentive payments if it meets certain delivery milestones agreed to in the contract. If Nasdaq uses OptiMark's services for the full twelve months of expected development effort and OptiMark meets all of its deliverables, then Nasdaq will be required to pay up to $14.2 million.

Nasdaq may be subject to claims arising out of the conduct of its business. Currently, there are certain legal proceedings pending against Nasdaq. Management believes, based upon the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on the financial position or results of operations of Nasdaq. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of Nasdaq.

12.       Related Party Transactions

Related party receivables and payables are the result of various transactions between Nasdaq and its affiliates. Payables to related parties are comprised primarily of the regulation charge from NASDR, a wholly owned subsidiary of the NASD. NASDR charges Nasdaq for costs incurred related to Nasdaq market regulation and enforcement. Support charges from the NASD to Nasdaq represent another significant component of payables to related parties. The support charge includes an allocation of a portion of the NASD's administrative expenses as well as its costs incurred to develop and maintain technology on behalf of Nasdaq. The remaining component of payables to related parties is cash disbursements funded by the NASD on behalf of Nasdaq.

Receivables from related parties are primarily attributable to costs incurred by Amex and funded by Nasdaq related to various Amex technology projects. The remaining portion of the receivable from related parties balance is related to cash disbursements funded by Nasdaq on behalf of its affiliates. Disbursements made by Nasdaq on behalf of affiliates relate mainly to office supply and utility charges where Nasdaq represents the largest portion.

Surveillance Charge from NASDR

NASDR incurs costs associated with surveillance monitoring, legal and enforcement activities related to the regulation of Nasdaq. These costs are charged to Nasdaq based upon the NASD management's estimated percentage of costs incurred by each NASDR department that are attributable directly to Nasdaq market surveillance. The following table represents Nasdaq management's estimate of the costs charged by NASDR to Nasdaq:

                                                                    December 31,
                                                      2000             1999              1998
                                                 ----------------------------------------------------

Compensation                                     $     32,018      $     32,529    $      29,894
Professional and contract services                     27,110            20,000           16,193
Occupancy                                                 399             1,687            1,945
Publications, supplies and postage                      2,924             1,661            1,744
Computer ops.  and data comm.                           5,010             3,430            2,503
Depreciation                                            8,435             3,831            3,205
Travel, meetings and training                           2,848             1,841            1,670
Other                                                   1,106               150              192
                                                 ----------------------------------------------------
Total                                            $     79,850      $     65,129    $      57,346
                                                 ====================================================



12.   Related Party Transactions (continued)

On June 28, 2000 Nasdaq entered into a Regulatory Services Agreement with NASDR (the "Regulatory Services Agreement"). Under the terms of this agreement, NASDR will provide Nasdaq regulatory services and related administrative functions necessary for NASDR's performance of such services. Through December 31, 2000, NASDR's fees charged to Nasdaq will reflect NASDR's cost of furnishing the services. After December 31, 2000, pricing will be determined on a "cost-plus basis" for each service. The initial term of the Regulatory Services Agreement expires on June 28, 2010. Nasdaq is subject to termination fees, payable to NASDR, if it terminates its receipt of services under the agreement for convenience.

Support Charge from the NASD

The NASD provides various administrative services to Nasdaq including legal assistance, accounting and managerial services. It is the NASD's policy to charge these expenses and other operating costs to Nasdaq based upon usage percentages determined by management of the NASD and Nasdaq. Additionally, the NASD incurs certain costs related to the development and maintenance of technology for Nasdaq. Technology development costs are allocated directly to Nasdaq based upon specific projects requested by Nasdaq. Technology maintenance costs are allocated based upon Nasdaq's share of computer usage. The following table represents Nasdaq management's estimate of the composition of costs charged by the NASD to Nasdaq:

                                                                      December 31,
                                                      2000             1999              1998
                                                   --------------------------------------------------

Compensation                                       $    25,899       $    25,956     $    25,942
Professional and contract services                       9,986            16,671           7,784
Occupancy                                                9,576             4,637           5,212
Publications, supplies and postage                       1,544             2,295           2,368
Computer ops.  and data comm.                            1,500             5,243           4,145
Depreciation                                             2,894             6,514           5,335
Travel, meetings and training                            1,504             2,020           1,551
Other                                                      701               759             267
                                                   --------------------------------------------------
Total                                              $    53,604       $    64,095     $    52,604
                                                   ==================================================


On June 28, 2000 Nasdaq entered into a Separation and Common Services Agreement with the NASD (the "NASD Separation Agreement"). Under the terms of this agreement, NASD will provide Nasdaq the same administrative, corporate and infrastructure services it currently provides. The rates and methodology to be used in determining the cost of such services will be consistent with past practices. Nasdaq intends to develop its internal capabilities in the future in order to reduce its reliance on the NASD for such services. In addition, Nasdaq will provide the NASD continued access to such Nasdaq technology as NASD requires to satisfy its obligation to Amex under the transaction agreement between NASD and Amex in connection with the NASD's 1998 acquisition of Amex. Nasdaq will also continue to provide all services it currently provides to Amex. Nasdaq's costs for rendering such access and services will be recoverable from the NASD. Nasdaq and the NASD are negotiating a more detailed "Master Agreement" to supersede the NASD Separation Agreement that expires December 31, 2001. If such a Master Agreement is not executed prior to January 1, 2002, the NASD Separation Agreement automatically renews for an additional twelve months.

Nasdaq Charge to the American Stock Exchange LLC ("Amex")

Nasdaq incurs technology costs on behalf of Amex related to development of new Amex systems and enhancement of existing Amex systems. Additionally, Nasdaq incurs certain operating costs such as marketing on behalf of Amex. Amounts are charged based upon specific projects requested by Amex. Amounts charged from Nasdaq to Amex are included in support costs from related parties and are summarized as follows:

                                                                      December 31,
                                                      2000             1999              1998
                                                   ---------------------------------------------------

Compensation                                       $      345        $       600      $    1,128
Professional and contract services                      4,389             13,090           7,334
Publications, supplies and postage                         11                 19              35
Other                                                     187                326             612
                                                   ---------------------------------------------------
Total                                              $    4,932        $    14,035      $    9,109
                                                   ===================================================


In the opinion of management, all methods of cost allocation described above are reasonable for the services rendered.

13.       Capital Stock and Earnings Per Share

Each share of Common Stock has one vote, except that any person, other than the NASD or any other person as may be approved for such exemption by the Nasdaq Board prior to the time such person owns more than 5% of the then-outstanding shares of Common Stock, who would otherwise be entitled to exercise voting rights in respect of more than 5% of the then-outstanding shares of Common Stock will be unable to exercise voting rights for any shares in excess of 5% of the then-outstanding shares of Common Stock. The voting rights associated with the shares of Common Stock underlying the Warrants, as well as the shares of Common Stock purchased through the valid exercise of Warrants, will be governed by the voting trust agreement (the "Voting Trust Agreement") entered into by the NASD, Nasdaq and The Bank of New York, as voting trustee (the "Voting Trustee"). Initially, the holders of the Warrants (each, a "Warrant Holder" and, collectively, the "Warrant Holders") will not have any voting rights with respect to the shares of Common Stock underlying such Warrants. Until Nasdaq becomes registered with the Securities and Exchange Commission as a national securities exchange ("Exchange Registration"), the shares of Common Stock underlying unexercised and unexpired Warrant tranches, as well as the shares of Common Stock purchased through the exercise of Warrants, will be voted by the Voting Trustee at the direction of the NASD. The voting rights associated with the shares of Common Stock underlying unexercised and expired Warrant tranches will revert to the NASD. However, the NASD has determined, commencing upon Exchange Registration, to vote its shares of Common Stock (other than shares underlying then outstanding Warrants) in the same proportion as the other stockholders of Nasdaq. Upon Exchange Registration, the Warrant Holders will have the right to direct the Voting Trustee as to the voting of the shares of Common Stock underlying unexercised and unexpired Warrant tranches until the earlier of the exercise or the expiration of such Warrant tranches. The shares of Common Stock purchased upon a valid exercise of a Warrant tranche prior to Exchange Registration wiml be released from the Voting Trust Agreement upon Exchange Registration. The shares of Common Stock purchased upon a valid exercise of a Warrant tranche after Exchange Registration will not be subject to the Voting Trust Agreement.

There are 30,000,000 shares of preferred stock authorized, and none issued and outstanding.

The following table sets forth the computation of basic earnings per share.

                                                                            December 31,
                                                               2000             1999              1998
                                                         --------------------------------------------------

Numerator for basic earnings per share                   $      150,127     $      86,149      $    34,955
Denominator for basic weighted average shares               112,090,493       100,000,000      100,000,000
Basic earnings per share                                 $         1.34     $        0.86      $      0.35


14.       Subsequent Events (Unaudited)

Phase II Private Placement
--------------------------

Phase II closed on January 18, 2001 with Nasdaq selling approximately 5.0 million shares, yielding net proceeds of approximately $63.7 million. Subsequent to the closing of Phase II, the NASD owns approximately 74% of Nasdaq. In the Phase I and Phase II offerings, the NASD sold Warrants to purchase shares of the common stock of Nasdaq, and if fully exercised, the NASD's ownership would be decreased to approximately 41%.

Nasdaq Europe S.A./N.V.
-----------------------

On March 27, 2001, Nasdaq acquired a majority ownership interest in the European Association of Securities Dealers Automated Quotation S.A./N.V. ("EASDAQ"), a Belgium-based, pan-European stock exchange for $12.5 million. Nasdaq plans to restructure the company into a globally linked, pan-European market and rename it Nasdaq Europe S.A./N.V.

Nasdaq's acquisition has been accounted for using the purchase method of accounting.

Hellman & Friedman
------------------

On May 3, 2001, Nasdaq issued and sold $240.0 million in aggregate principal amount of its 4% convertible subordinated debentures due 2006 (the "Subordinated Debentures") to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships (collectively, "Hellman & Friedman"). The annual 4% coupon will be payable in arrears in cash and the Subordinated Debentures will be convertible at any time into shares of Common Stock at $20.00 per share.

On a fully diluted basis, Hellman & Freidman owns an approximate 9.8% equity interest in Nasdaq. Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the current five percent voting limitation in Nasdaq's Restated Certificate of Incorporation (the "Certificate of Incorporation"). Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Hellman & Friedman will be permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased.

On May 3, 2001, Nasdaq used the net proceeds from the sale of the Subordinated Debentures to purchase 18,461,538 shares of Common Stock from the NASD for $13 per share or an aggregate purchase price of $239,999,994.

LIFFE
-----

In March 2001, Nasdaq entered into a non-binding letter of intent with the London International Financial Futures and Options Exchange ("LIFFE") to create a new U.S. joint venture company which will list single stock futures. The products of this joint venture are expected to be traded through the LIFFE CONNECT(TM) electronic system. Nasdaq has committed up to $15 million plus the rights to use certain trademarks in this venture.

Nasdaq Europe Planning Company Limited
--------------------------------------

In February and March 2001, Nasdaq repurchased the ownership interests of certain minority shareholders in Nasdaq Europe Planning Company Limited for a total of $20 million.





                               EXHIBIT INDEX

Exhibit
Number                          Description

3.1      Restated Certificate of Incorporation of The Nasdaq Stock Market,
         Inc.(+)

3.2      By-Laws of The Nasdaq Stock Market, Inc.(+)

4.1      Form of Common Stock certificate.(+)

7A Qualitative Disclosure about market risk (incorporated herein by reference to "Item 2. Financial Information" of this Form 10).

9.1 Voting Trust Agreement dated June 28, 2000, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

9.2 First Amendment to the Voting Trust Agreement, dated as of January 18, 2001, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

10.1 Network Service Agreement, dated November 19, 1997, between MCI Telecommunications Corporation and The Nasdaq Stock Market, Inc.*(+)

10.2 Consolidated Agreement, between Unisys Corporation and The Nasdaq Stock Market, Inc.*(+)

10.3 Network User License Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.4 Software License and Services Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.5 Regulatory Services Agreement, dated June 28, 2000, between NASD Regulation, Inc. and The Nasdaq Stock Market, Inc.*(+)

10.6 Separation and Common Services Agreement, dated as of June 28, 2000, between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.7     The Nasdaq Stock Market, Inc. Employee Stock Purchase Plan.(+)

10.8     The Nasdaq Stock Market, Inc. Equity Incentive Plan.(+)

10.9 Securities Purchase Agreement, dated as of March 23, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P. and the other purchasers listed in the signature pages thereto.(+)

10.9.1 Securityholders Agreement, dated as of May 3, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., and the other securityholders listed on the signature pages thereto.

10.10 Purchase and Sale Agreement, dated March 23, 2001, by and between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.11    Employment Agreement between the National Association of
         Securities Dealers, Inc. and Frank G. Zarb effective on February 24, 1997.(+)

10.12 Instrument of Amendment, dated March 18, 1998, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997.(+)

10.13    Instrument of Amendment, dated as of August 20, 1999, to
         Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998.(+)

10.14 Instrument of Amendment, dated March 30, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999.(+)

10.15 Instrument of Amendment, effective as of July 27, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000.(+)

10.16 Instrument of Amendment, effective as of November 1, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000, and as of July 27, 2000.(+)

10.17 Instrument of Amendment, effective as of April 25, 2001, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as subsequently amended effective March 18, 1998, August 20, 1999, March 30, 2000, July 27, 2000 and November 1, 2000.(+)

10.18 Employment Agreement by and between The Nasdaq Stock Market, Inc. and J. Patrick Campbell, affective as of December 29, 2000.(+)

10.19 Employment Agreement by The Nasdaq Stock Market, Inc. and John L. Hilley, effective as of December 29, 2000.(+)

10.20 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Richard G. Ketchum, effective as of December 29, 2000.(+)

10.21 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Hardwick Simmons, dated as of January 31, 2001.(+)

11 Statement regarding computation of per share earnings (incorporated herein by reference to "Item 2. Financial Information" of this Form
         10).

12       Computations of ratios (not applicable).

21.1     List of all subsidiaries.(+)


* Confidential treatment has been requested from the Securities and Exchange Commission for certain portions of this exhibit.

(+) Previously filed with The Nasdaq Stock Market, Inc.'s Registration
    Statement on Form 10 (file number 000-32651) filed on April 30, 2001.